     As filed with the Securities and Exchange Commission on May 6, 1999.
                                                     Registration No. 333-74851

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------
                         POST-EFFECTIVE AMENDMENT NO. 1

                                       to

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                             ---------------------

                      TAKE-TWO INTERACTIVE SOFTWARE, INC.
            (Exact name of registrant as specified in its charter)

        Delaware                       7372                    51-0350842
    (state or other       (Primary standard industrial       (IRS employer
    jurisdiction of          classification number)         identification
     incorporation)                                        or organization)


                                 575 Broadway
                           New York, New York 10012
                                (212) 941-2988
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                    Ryan A. Brant, Chief Executive Officer
                      Take-Two Interactive Software, Inc.
                                 575 Broadway
                           New York, New York 10012
                                (212) 941-2988
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ---------------------

                                  Copies to:

  Robert J. Mittman, Esq.                           Steven Della Rocca, Esq.
     Tenzer Greenblatt LLP                                Latham & Watkins
     The Chrysler Building                                885 Third Avenue
      405 Lexington Avenue                                    Suite 1000
   New York, New York 10174                         New York, New York 10022
 Telephone No. (212) 885-5000                    Telephone No. (212) 906-1200
 Telecopier No. (212) 885-5001                   Telecopier No. (212) 751-4864


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
================================================================================



                                                          Proposed          Proposed
                                                           Maximum           Maximum
     Title of each Class of          Amount to be      Offering Price       Aggregate         Amount of
   Securities to be Registered        Registered          Per Share      Offering Price    Registration Fee
------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share .........................       4,025,000(1)        $ 8.00          $32,200,000            *



================================================================================
(1) Includes 750,000 shares of common stock offered by selling stockholders and up to 525,000 shares of common stock (including up to 250,000 shares to be offered by selling stockholders) pursuant to an over-allotment option.
*   Previously paid

================================================================================

Prospectus



                               3,500,000 Shares



                               [GRAPHIC OMITTED]

                      Take-Two Interactive Software, Inc.

                                 Common Stock


     We are a leading developer, publisher and distributor of interactive entertainment software. Through internal expansion and several strategic acquisitions, we have become one of the largest distributors of interactive entertainment software in the United States and one of the top ten publishers of interactive entertainment software in Europe.


     We are offering and selling 2,750,000 shares of common stock with this prospectus, and the selling stockholders named under "Principal and Selling Stockholders" on page 39 are selling 750,000 shares. We will not receive any of the proceeds from shares sold by the selling stockholders.


     Our common stock is listed for trading on the Nasdaq National Market under the symbol "TTWO." On May 5, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $8.65.


                       -------------------------------
     Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 7.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                       -------------------------------


                                                              Per Share         Total
                                                             -----------   --------------
Public Offering Price ....................................      $ 8.00      $28,000,000
Underwriting Discounts and Commissions ...................      $  .48      $ 1,680,000
Proceeds to Take-Two Interactive Software, Inc. ..........      $ 7.52      $20,680,000
Proceeds to Selling Stockholders .........................      $ 7.52      $ 5,640,000



     The underwriters may purchase up to an additional 275,000 shares of common stock from us and up to an additional 250,000 shares of common stock from certain selling stockholders to cover over-allotments of shares.


     The underwriters are severally underwriting the shares being offered. The underwriters are offering the shares when, as and if delivered to and accepted by them, subject to various prior conditions, including their right to reject orders in whole or in part. The underwriters expect to deliver the shares against payment in New York, New York on May 11, 1999.




ING Baring Furman Selz LLC

                  Gerard Klauer Mattison & Co., Inc.

                                            Morgan Keegan & Company, Inc.



                      This prospectus is dated May 5, 1999

Description of Artwork:

Cartoon character from Grand Theft Auto holding a gun and saying "... now can we talk?" in front of the Take-Two logo.

Pictures and names of game titles; Logos for Take-Two, Jack of All Games, Rockstar Games, Gathering of Developers, Joytech Europe, DVDWave, Mission Studios and Talonsoft.

                              PROSPECTUS SUMMARY

     This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under "Risk Factors." Unless we state otherwise in this prospectus, all of the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.


                                  The Company


Our Business

     We are a leading developer, publisher and distributor of interactive entertainment software. Our software operates on multimedia personal computers, video game console platforms manufactured by Sony, Nintendo and Sega and Nintendo's GameBoy Color hand-held gaming system. Through internal expansion and several strategic acquisitions, we have become one of the largest distributors of interactive entertainment software in the United States and one of the top ten publishers of interactive entertainment software in Europe.

     Our software is developed internally by our five design studios, created by third-party developers on our behalf and licensed from third-party developers. Our relationships with third-party developers include Gathering of Developers, a group of six premier interactive entertainment software development studios, DMA Design and Z-Axis. We publish software globally under the Rockstar Games, Talonsoft, Mission Studios, Gathering of Developers and Take-Two labels. We have released a variety of popular titles in significant interactive entertainment genres, including Grand Theft Auto, Railroad Tycoon II and the Jetfighter series, and expect to release various new titles, including versions of Fly!, Monster Truck Madness, Earthworm Jim 3-D, Max Payne, Duke Nukem and Grand Theft Auto II.

     We distribute our software as well as software of third parties worldwide through our subsidiary Jack of All Games. We distribute interactive entertainment software to over 20,000 retail outlets in the United States through third party distributors and through direct relationships with large retail customers. Our U.S. customers include WalMart, Toys R Us, Electronics Boutique, Babbage's, Best Buy and Ames Department Stores, as well as leading national and regional drug store, supermarket and discount store chains and specialty retailers.

     We have significantly expanded our international presence through the acquisition of publishing and distribution operations in the United Kingdom, France, Germany, Norway, Sweden, Denmark and Australia. We distribute interactive entertainment software to over 19,000 retail outlets in Europe through third party distributors and through direct relationships with retail customers in the United Kingdom, France and Germany. Our Joytech subsidiary is a leading manufacturer of video game hardware accessories in Europe. Sales in foreign markets have accounted for an increasing portion of our revenues.

     In recent years we have achieved significant growth in sales and net income. Our revenues increased to $194.1 million for the year ended October 31, 1998 from $97.3 million for the year ended October 31, 1997. We generated earnings of $7.2 million for the year ended October 31, 1998, as compared to a loss of $2.8 million for the year ended October 31, 1997.


Our Strategy

     Our objective is to achieve growth and increase profitability by developing high-quality interactive entertainment software and by capitalizing on our distribution expertise. Our strategy includes:

     o Acquiring and developing a portfolio of high-quality content;

     o Establishing and building strong brand recognition;

     o Distributing software to a broader range of consumers;

     o Continuing to expand our international operations;

     o Using our integrated and diversified operations to manage industry changes; and

     o Developing multi-player on-line gaming and pursuing distribution opportunities over the Internet.


Recent Acquisitions

     Since March 1998, we have completed the following acquisitions:



Company                                    Date              Description
-------                                    ----              -----------
BMG Interactive ........................   March 1998        Direct distribution, sales and marketing
                                                             operations in France and Germany; a
                                                             publishing and distribution group in the
                                                             United Kingdom; and rights to interactive
                                                             entertainment software.
Tarantula ..............................   May 1998          A development studio specializing in
                                                             Nintendo GameBoy Color products.
DirectSoft Australia Pty. Limited ......   June 1998         Publisher and distributor of interactive
                                                             entertainment software in Australia and New
                                                             Zealand.
Jack of All Games, Inc. ................   August 1998       Distributor of interactive entertainment
                                                             software in the United States.
Talonsoft, Inc. ........................   December 1998     Developer of historical military strategy
                                                             games.
L.D.A. Distribution Limited ............   February 1999     Distributor of interactive entertainment
                                                             software to small retailers in the United
                                                             Kingdom and France.
Joytech Europe Limited .................   February 1999     Manufacturer of computer accessories and
                                                             peripherals.
Gathering of Developers I, Ltd. ........   February 1999     19.9% Class A limited partnership interest.
DVDWave.com ............................   February 1999     Distributor of DVD movie titles over the
                                                             Internet.
Funsoft Nordic A.S. ....................   March 1999        Distributor and budget publisher of interactive
                                                             entertainment software in Norway, Sweden
                                                             and Denmark.

     We intend to pursue potential acquisition transactions and investments that are consistent with our overall strategy and that we believe will add value to our operations.

     We were incorporated in the state of Delaware in September 1993. Our principal executive offices are located at 575 Broadway, New York, New York 10012, and our telephone number is (212) 941-2988.

                                 The Offering



Common stock offered ....................   3,500,000 shares (including 2,750,000 shares
                                            offered by us and 750,000 shares offered by
                                            selling stockholders).
Over-allotment option ...................   Up to 525,000 shares (including up to
                                            275,000 shares offered by us and up to
                                            250,000 shares offered by certain selling
                                            stockholders). If the underwriters exercise their
                                            over-allotment option in full, the total price to
                                            public, underwriting discounts, proceeds to us
                                            and proceeds to selling stockholders will be
                                            $32,200,000, $1,932,000, $22,748,000 and
                                            $7,520,000.
Common stock to be outstanding after this
  offering ..............................   22,675,530 shares, based on the number of
                                            shares outstanding as of the date of this
                                            prospectus. This does not include 2,979,030
                                            shares issuable upon exercise of options and
                                            warrants as of the date of this prospectus.
Use of Proceeds .........................   We intend to use the net proceeds from this
                                            offering to reduce outstanding indebtedness; to
                                            fund our continued expansion; and for
                                            additional working capital and general
                                            corporate purposes. We may use a portion of
                                            the net proceeds to acquire complementary
                                            businesses, products or technologies.
Nasdaq National Market symbol ...........   TTWO
Risk Factors ............................   You should read the "Risk Factors" section
                                            beginning on page 7 and the other
                                            cautionary statements in this prospectus to
                                            ensure that you understand the risks
                                            associated with an investment in our
                                            common stock.


             Cautionary Note Regarding Forward-Looking Statements

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our plans are forward-looking statements. These statements can sometimes be identified by our use of words such as "may," "anticipate," "expect," "intend," "believe," "estimate" or similar expressions. Our expectations in any forward-looking statements may not turn out to be correct. Our actual results could be materially different from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed under "Risk Factors." We have no obligation to update these statements to reflect events and circumstances after the date of this prospectus.

                         Summary Financial Information
                     (In thousands, except per share data)

     You should read the following summary financial information together with the "Use of Proceeds" section and our financial statements and related notes included elsewhere in this prospectus.




                                                         Fiscal Years Ended October 31,
                                        ----------------------------------------------------------------
                                           1994        1995         1996        1997(2)       1998(3)
                                        ----------  ----------  ------------  -----------  -------------
                                             (unaudited)
Statement of Operations Data:(1)
Net sales ............................   $25,273     $35,758      $ 55,123     $ 97,341      $ 194,052
Income (loss) from operations ........      (373)       (381)        2,032         (895)        10,690
Income (loss) before income taxes.....      (397)       (512)        1,724       (2,739)         7,010
Net income (loss)(4) .................      (471)       (603)        1,682       (2,768)         7,181
Net income (loss) per share(4)
  Basic ..............................   $  (.05)    $  (.07)     $    .16     $   (.25)     $     .49
  Diluted ............................      (.05)       (.07)          .15         (.25)           .42
Weighted average number of shares
  outstanding
  Basic ..............................     8,977       9,423        10,281       11,697         14,747
  Diluted ............................     8,977       9,423        11,454       11,697         17,063
Net income (loss) per share
  attributable to common
  stockholders -- Diluted(5) .........   $  (.05)    $  (.10)     $    .06     $   (.31)     $     .37
                                         =======     =======      ========     ========      =========



                                            Three Months Ended
                                               January 31,
                                        --------------------------
                                            1998          1999
                                        ------------  ------------
                                               (unaudited)
Statement of Operations Data:(1)
Net sales ............................    $ 51,405      $ 68,281
Income (loss) from operations ........       3,378         5,125
Income (loss) before income taxes.....       1,830         4,308
Net income (loss)(4) .................       1,821         2,895
Net income (loss) per share(4)
  Basic ..............................    $    .14      $    .16
  Diluted ............................         .13           .15
Weighted average number of shares
  outstanding
  Basic ..............................      13,258        18,212
  Diluted ............................      14,873        19,534
Net income (loss) per share
  attributable to common
  stockholders -- Diluted(5) .........    $    .10      $    .15
                                          ========      ========

                                                As of October 31,                   As of January 31, 1999
                                 -----------------------------------------------  ---------------------------
                                      1995         1996     1997(2)     1998(3)     Actual     As Adjusted(6)
                                 -------------  ---------  ---------  ----------  ----------  ---------------
                                  (unaudited)                                             (unaudited)
Balance Sheet Data:(1)
Cash and cash equivalents .....     $   727      $   737    $ 2,372    $  2,763    $  4,761       $  6,741
Working capital ...............        (793)        (290)    16,037      21,797      25,980         45,960
Total assets ..................      11,109       24,209     56,395     109,385     107,641        109,621
Total debt ....................       2,092        9,127     22,031      30,808      31,916         13,916
Total liabilities .............       8,955       20,026     44,460      73,820      68,175         50,175
Stockholders' equity ..........       2,154        4,183     11,935      35,566      39,467         59,447


-------------
(1) We acquired Inventory Management Systems, Inc. and Creative Alliance Group, Inc. in July 1997, Jack of All Games, Inc. in August 1998 and Talonsoft, Inc. in December 1998. The acquisitions are accounted for as pooling of interests and our financial statements include the results of operations and financial position of these entities for all periods presented.

(2) We acquired GameTek (UK) Limited and Alternative Reality Technologies, Inc. in July 1997. The acquisition was accounted for as a purchase and the results of operations and financial position of these entities are included in our financial statements as of the date of the acquisition.

(3) We acquired L&J Marketing, Inc. d/b/a Alliance Distributors in December 1997, certain assets from BMG Interactive in March 1998 and DirectSoft, Inc. in June 1998. These acquisitions were accounted for as a purchase and the results of operations and financial position of these entities are included in our financial statements as of the date of the acquisition.

(4) Does not give effect to distributions of $367,165 (unaudited), $1,005,800, $673,092 and $931,000 paid to S-corporation shareholders prior to acquisitions for 1995, 1996, 1997 and 1998 and $362,000 (unaudited) for the three months ended January 31, 1998.

(5) Gives effect to distributions of $367,165 (unaudited), $1,005,800, $673,092 and $931,000 paid to S-corporation shareholders prior to acquisitions for 1995, 1996, 1997 and 1998 and $362,000 (unaudited) for the three months ended January 31, 1998.


(6) As adjusted to reflect the sale of 2,750,000 shares of common stock offered by us with this prospectus.

                                 RISK FACTORS

     The shares offered hereby involve a high degree of risk. Each prospective investor should carefully consider the following risk factors before making an investment decision.


Many Of Our Titles Have Short Lifecycles And Fail To Generate Significant
Revenues

     The market for our interactive entertainment software is characterized by short product lifecycles and the frequent introduction of new products. Many software titles do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development. A significant percentage of the sales of new titles generally occurs within the first three months following their release. Therefore, our continued profitability depends upon our ability to develop and sell new, commercially successful titles and to replace revenues from titles in the later stages of their lifecycles. Any competitive, financial, technological or other factor which delays or impairs our ability to introduce and sell our software could adversely affect our future operating results.


A Significant Portion Of Our Revenues Are Derived From A Limited Number Of
Titles

     For the year ended October 31, 1998, ten titles accounted for approximately 31.3% of our revenues, with Grand Theft Auto, Three Lions Soccer and Silicon Valley accounting for 7.6%, 4.0% and 3.7% of our revenues. For the three-month period ended January 31, 1999, ten titles accounted for approximately 28.5% of our revenues. Our future titles may not be commercially viable. We also may not be able to release new titles within scheduled release times or at all. If we fail to continue to develop and sell new, commercially successful titles, our revenues and profits may decrease substantially.


Our Business Is Dependent On Licensing And Publishing Arrangements With Third Parties

     Our success depends on our ability to identify and exploit new titles on a timely basis. We have entered into agreements with third parties to acquire the rights to publish and distribute interactive entertainment software. These agreements typically require us to make advance payments, pay royalties and satisfy other conditions. Software development costs, promotion and marketing expenses and royalties payable to software developers have increased significantly in recent years and reduce the potential profits from sales of our software. Future sales of our titles may not be sufficient to recover advances to software developers, and we may not have adequate financial and other resources to satisfy our contractual commitments. If we fail to satisfy our obligations under these license agreements, the agreements may be terminated or modified in ways that may be burdensome to us.

     We recently entered into agreements with Gathering of Developers (Gathering) granting us exclusive rights to distribute in the U.S. and publish in Europe interactive entertainment software designed for personal computers
(PCs) through May 2003. The agreements obligate us to make advance payments of $12.5 million (which are recoupable against royalties) to finance software development costs and to make payments of $4.0 million to acquire a 19.9% limited partnership interest in Gathering. Our advance payments may not be sufficient to permit Gathering to develop new software successfully. In addition, titles developed for us by Gathering may not achieve significant market acceptance, and we may not recoup our advances or otherwise generate meaningful sales of these titles. If our agreements with Gathering terminate before we recoup our advances, we will lose a significant investment.

     Our profitability depends upon our ability to continue to license popular properties on commercially feasible terms. Numerous companies compete intensely for properties, and we may not be able to license popular properties on favorable terms or at all in the future.


We Continually Need To Develop New Interactive Entertainment Software For Various Operating
Systems

     We depend on third-party software developers and our internal development studios to develop new interactive entertainment software within anticipated release schedules and cost projections. Most of our titles are externally developed. If developers experience financial difficulties, additional costs or unanticipated development delays, we will not be able to release titles according to our schedule and may incur losses.

     The development of new interactive entertainment software is lengthy, expensive and uncertain. Considerable time, effort and resources are required to complete development of proposed titles. We have in the past and may in the future experience delays in introducing new titles. Delays, expenses, technical problems or difficulties could force the abandonment of or material changes in the development and commercialization of our proposed titles. In addition, the costs associated with developing titles for use on new or future platforms may increase our development expenses.

     The software incorporated into our titles may contain defects or errors which do not become apparent until after commercial introduction. Remedying such errors may delay our plans, cause us to incur additional costs and adversely affect our operations.


We Are Subject To Various Distribution Risks

     Our distribution business accounts for a substantial portion of our revenues. Our distribution operations require us to:

     o maintain our operating margins;

     o secure adequate supplies of currently popular software and hardware on a timely and competitive basis;

     o continually turn our inventories; and

     o maintain effective inventory and cost controls.

     We are dependent on third-party software and hardware manufacturers, developers, distributors and dealers, including our competitors, to provide adequate inventories of popular interactive entertainment software to our retail customers when needed and on favorable pricing terms. We generally do not maintain agreements with suppliers. Suppliers may sell their software directly to our retail customers, rather than through us, on more favorable terms than those provided to us. We have historically purchased a significant portion of our titles from a limited number of suppliers. If suppliers do not provide us with competitive titles on favorable terms without delays, we will be unable to deliver titles on competitive terms to our retail customers when they require them.


We May Fail To Anticipate Changing Consumer Preferences

     Our business is speculative and is subject to all of the risks generally associated with the interactive entertainment software industry, which has been cyclical in nature and has been characterized by periods of significant growth followed by rapid declines. Our future operating results will depend on numerous factors beyond our control, including:

   o the popularity, price and timing of new interactive entertainment titles being released and distributed by us and our competitors;

   o international, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

   o changes in consumer demographics;

   o the availability of other forms of entertainment; and

   o critical reviews and public tastes and preferences, all of which change rapidly and cannot be predicted.


     In order to plan for acquisition and promotional activities, we must anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of interactive entertainment software or particular platforms could cause sales of our titles to decline dramatically. The period of time necessary to develop new game titles, obtain approvals of manufacturers and produce CD-ROMs or game cartridges is unpredictable. During this period, consumer appeal of a particular title may decrease, causing projected sales to decline.

Rapidly Changing Technology And Potential Obsolescence Of Software And Platforms Could Harm Our Operating Results

     The interactive entertainment software market and the PC and video game console industries in general are associated with rapidly changing technology, which leads to software and platform obsolescence and significant price erosion of interactive entertainment software. Our titles have been developed primarily for multimedia PCs and video game consoles, including Nintendo 64 and Sony's PlayStation game console. Sony has recently announced the creation of the next generation of the Playstation. Sega has introduced its Dreamcast system in Japan and plans to introduce it in the U.S. and Europe later this year. Nintendo has stated that it is in the process of developing a new video game platform. If the sales rates of multimedia PCs or video game consoles level off or decline as a result of the anticipated release of new platforms or other technological changes, sales of our titles developed for these platforms may decrease.

     We need to anticipate technological changes and continually adapt our new titles to emerging platforms to remain competitive in terms of price and performance. Our success depends upon our ability and the ability of third-party developers to adapt software to operate on and to be compatible with the products of original equipment manufacturers and to function on various hardware platforms and operating systems. If we design titles to operate on new platforms, we may be required to make substantial development investments well in advance of platform introductions, and we will be subject to the risks that any new platform may not achieve initial or continued market acceptance. In addition, our software designed for PCs must maintain compatibility with computers, their operating software and their hardware accessories. If we are unable to develop or adapt titles to operate on and be compatible with future platforms that achieve market acceptance or to maintain compatibility with new platforms as needed, we will be unable to offer titles that may appeal to consumers in the future.

     The introduction of new platforms and technologies can render existing interactive entertainment software obsolete and unmarketable. We expect that as more advanced platforms are introduced, consumer demand for software for older platforms will decline. As a result, our titles developed for such platforms may not generate sufficient sales to make such titles profitable. Obsolescence of software or platforms could leave us with increased inventories of unsold titles and limited amounts of new titles to sell to consumers.

     A number of software publishers who compete with us have developed or are currently developing software for use by consumers over the Internet. Future increases in the availability of such software or technological advances in such software or the Internet could result in a decline in platform-based software and impact our sales.


Returns Of Our Titles May Adversely Effect Our Operating Results

     Our arrangements with retailers for published titles require us to accept returns for stock balancing, markdowns or defects. We establish a reserve for future returns of published titles at the time of sales, based primarily on these return policies and historical return rates, and we recognize revenues net of returns. We have historically experienced a return rate of approximately 10% of gross publishing revenues.

     Our distribution arrangements with retailers generally do not give them the right to return titles to us or to cancel firm orders, although we do accept returns for stock balancing, markdowns and defects. We sometimes negotiate accommodations to retailers, including price discounts, credits and returns, when demand for specific titles falls below expectations. Historically, less than 1% of distribution revenues represent write-offs for returns.

     Our sales returns and allowances for the years ended October 31, 1997 and 1998 were $8,330,705 and $13,672,432. If return rates significantly exceed our estimates, our operating results will be materially adversely affected.


Our Quarterly Operating Results Frequently Vary Significantly

     We have experienced and may continue to experience wide fluctuations in quarterly operating results as a result of:

     o delays in the introduction of new titles;

     o variations in sales of titles designed to operate on particular platforms;

     o the size and growth rate of the interactive entertainment software market;

     o market acceptance of our titles;

     o development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles;

     o projected and actual changes in platforms;

     o the timing and success of title introductions by our competitors;

     o product returns;

     o changes in pricing policies by us and our competitors;

     o the accuracy of retailers' forecasts of consumer demand;

     o the size and timing of acquisitions;

     o the timing of orders from major customers; and

     o order cancellations and delays in shipment.

     Sales of our titles are seasonal, with peak shipments typically occurring in the fourth calendar quarter (our fourth and first fiscal quarters) as a result of increased demand for interactive entertainment software during the year-end holiday season.


The Interactive Entertainment Software Industry Is Highly Competitive

     We compete both for licenses to properties and the sale of interactive entertainment software with Sony, Nintendo and Sega, each of which is the largest developer and marketer of software for its platforms. Sony and Nintendo currently dominate the industry and have the financial resources to withstand significant price competition and to implement extensive advertising campaigns, particularly for prime-time television. These companies may also increase their own software development efforts.


     In addition, we compete with domestic public and private companies, international companies, large software companies and media companies. Many of our competitors have far greater financial, technical, personnel and other resources than we do, and many are able to carry larger inventories, adopt more aggressive pricing policies and make higher offers to licensors and developers for commercially desirable properties than we can. Our titles also compete with other forms of entertainment such as motion pictures, television and audio and video cassettes featuring similar themes, on-line computer programs and forms of entertainment which may be less expensive or provide other advantages to consumers.


     Retailers typically have limited shelf space and promotional resources, and competition is intense among an increasing number of newly introduced interactive entertainment software titles for adequate levels of shelf space and promotional support. Competition for retail shelf space is expected to increase, which may require us to increase our marketing expenditures just to maintain current levels of sales of our titles. Competitors with more extensive lines and popular titles frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve the levels of support and shelf space that such competitors receive. Similarly, as competition for popular properties increases, our cost of acquiring licenses for such properties is likely to increase, possibly resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced operating margins would cause our profits to decrease significantly.


We Depend On Console Manufacturers For Supplies Of Our Games


     We depend on non-exclusive licenses with Sony, Nintendo and Sega both for the right to publish titles for their platforms and for the manufacture of our software designed for use on their platforms. Our licenses for the PlayStation, Nintendo 64, Nintendo GameBoy and Sega Dreamcast platforms require that we obtain approval for the publication of new titles on a title-by-title basis. As a result, the number of titles we are able to publish for these platforms may be limited. If any of these licenses were terminated, we would lack alternative sources for the manufacture of titles for these platforms and would be unable to develop and publish software developed for these platforms.

     Each of Sony, Nintendo and Sega is the sole manufacturer of the titles we publish under license from such manufacturer. Each platform license provides that the manufacturer may raise prices for the titles at any time and grants the manufacturer substantial control over the release of new titles. The relatively long manufacturing cycle for cartridge-based titles for the Nintendo platform (from 30 to 45 days) requires us to accurately forecast retailer and consumer demand for our titles far in advance of sales. Nintendo cartridges are also more expensive to manufacture than CD-ROMs, resulting in greater inventory risks for those titles. Each of these manufacturers also publishes software for its own platforms and manufactures titles for all of its other licensees and may choose to give priority to its own titles or those of other publishers if it has insufficient manufacturing capacity or if there is increased demand.

     These manufacturers may not have sufficient production capacity to satisfy our scheduling requirements during any period of sustained demand. If manufacturers do not supply us with finished titles on favorable terms without delays, our operations could be materially interrupted, and our operating results could be adversely affected.


We May Not Be Able To Protect Our Proprietary Rights Or Avoid Claims That We Infringe On The Proprietary Rights Of Others

     We develop proprietary software and technologies and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and production techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. We generally do not hold any patents or registered copyrights.

     Interactive entertainment software is susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our software to obtain and use programming or production techniques that we regard as proprietary. In addition, our competitors could independently develop technologies substantially equivalent or superior to our technologies.

     As the amount of interactive entertainment software in the market increases and the functionality of this software further overlaps, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes the copyrights or patents of others. From time to time, we receive notices from third parties alleging infringement of their proprietary rights. Although we believe that our software and technologies and the software and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time-consuming, costly and difficult to defend.


Our Rapid Expansion And Acquisitions May Strain Our Operations

     We have expanded through internal growth and acquisitions, which have placed and may continue to place a significant strain on our management, administrative, operational, financial and other resources. We have released a significant number of titles on new platforms, expanded our publishing and distribution operations, increased our advances to developers and manufacturing expenditures, enlarged our work force and expanded our presence in international markets. To successfully manage this growth, we must continue to implement and improve our operating systems as well as hire, train and manage a substantial and increasing number of management, technical, marketing, administrative and other personnel. We may be unable to effectively manage rapidly expanded operations which are geographically dispersed.

     We have acquired rights to various properties and businesses, and we intend to continue to pursue opportunities by making selective acquisitions consistent with our business strategy. We may be unable to successfully integrate new personnel, property or business into our operations. If we are unable to successfully integrate future personnel, properties or businesses into our operations, we may incur significant charges.

     Our publishing and distribution activities require significant amounts of capital. We may seek to obtain additional debt or equity financing to fund the cost of continuing expansion. The issuance of equity securities would result in dilution to the interests of our stockholders.


Our Accounts Receivable May Be Concentrated In A Limited Number Of Customers

     Sales to our five largest customers accounted for approximately 36.2% and 22.4%, respectively, of our revenues for the years ended October 31, 1997 and 1998. The loss of our relationships with principal customers or a decline in sales to principal customers could harm our operating results. Our accounts receivable, less an allowance for doubtful accounts and product returns, at October 31, 1998 were $49,138,871. Approximately $7,344,952 or 14.9%, of our net accounts receivable were due from Ames Department Stores. These receivables are covered by insurance and have been collected in the ordinary course of business to date.

     Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, particularly in the event that any of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. If we are unable to collect on accounts receivable as they become due and such accounts are not covered by insurance, it could adversely affect our financial condition.


We Have Significant Outstanding Indebtedness And Have Granted Security Interests To Debtholders


     We have incurred substantial indebtedness in order to finance our expanded operations. As of April 30, 1999, $31,169,276 was outstanding under a line of credit agreement between our subsidiary Jack of All Games, Inc. and NationsBank, N.A. The line of credit with NationsBank provides for borrowings of up to $35,000,000 through September 30, 1999 and $45,000,000 thereafter. Borrowings under the line of credit with NationsBank are collateralized by liens on accounts receivable and inventory of our subsidiary, Jack of All Games, and are guaranteed by us. The loan agreement contains certain financial covenants and limits or prohibits Jack of All Games, subject to certain exceptions, from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. Although we intend to use a portion of the proceeds of this offering to reduce outstanding indebtedness under this line of credit, we expect to use the resulting increased borrowing availability under the line of credit to fund additional expansion. If we default on our obligations, NationsBank could elect to declare our indebtedness to be due and payable and foreclose on our assets.



We Are Dependent Upon Our Key Executives And Personnel


     Our success is largely dependent on the personal efforts of certain key personnel. The loss of the services of one or more of these key employees could adversely affect our business and prospects. Our success is also dependent upon our ability to hire and retain additional qualified operating, marketing, technical and financial personnel. Competition for qualified personnel in the computer software industry is intense, and we may have difficulty hiring or retaining necessary personnel in the future. If we fail to hire and retain necessary personnel as needed, our business will be significantly impaired.


Additional Shares Of Common Stock Will Be Eligible For Public Sale After This Offering


     A substantial number of shares of previously issued common stock are eligible for resale under Rule 144 of the Securities Act, and may become freely tradeable. We have also granted registration rights with respect to a substantial number of shares of common stock, including options and warrants exercisable to purchase shares of common stock. If holders of registration rights choose to exercise such rights and sell shares of common stock in the public market or if holders of currently restricted shares choose to sell such shares in the public market under Rule 144, the prevailing market price for the common stock may decline. Our directors, executive officers and certain stockholders have agreed with the underwriters that they will not sell or otherwise dispose of their shares of common stock for a period of 120 days after the date of this prospectus without the prior written consent of the underwriters. Future public sales of shares of common stock may adversely affect the market price of the common stock or our future ability to raise capital by offering equity securities.

The Market Price Of The Common Stock May Be Volatile

     The market price of the common stock may be highly volatile. Disclosures of our operating results, announcements of various events by us or our competitors and the development and marketing of new titles affecting the interactive entertainment software industry may cause the market price of the common stock to change significantly over short periods of time.


Rating Systems For Interactive Entertainment Software And Possible Consumer Opposition To Violence And Explicit Material Could Inhibit Sales

     The home video game industry requires interactive entertainment software publishers to provide consumers with information relating to graphic violence or sexually explicit material contained in software titles. Certain countries have also recently established similar rating systems as prerequisites for sales of interactive entertainment software in such countries. We seek to comply with such rating systems and display the ratings received for our titles. Our software titles have generally received a rating of "G" (all ages) or "T" (age 13 and over), although certain of our titles received a rating of "M" (age 18 and over), which limits the potential markets for these titles.

     In the past, consumer advocacy groups have opposed sales of interactive entertainment software containing graphic violence and sexually explicit material by pressing for legislation in these areas and by engaging in public demonstrations and media campaigns. If any groups were to target our titles, we might be required to significantly change or discontinue a particular title. In addition, certain retailers, such as WalMart, Kmart, Sears and Target Stores, have declined to sell interactive entertainment software containing graphic violence or sexually explicit material, which also limits the potential markets for certain of our games.


We Are Subject To Risks And Uncertainties Of International Trade

     Sales in international markets, primarily in the United Kingdom and other countries in Europe and the Pacific Rim, have accounted for an increasing portion of our revenues. For the years ended October 31, 1997 and 1998, sales in international markets accounted for approximately 5.9% and 21.6% of our revenues. We are subject to risks inherent in foreign trade, including:

     o increased credit risks;

     o tariffs and duties;

     o fluctuations in foreign currency exchange rates;

     o shipping delays; and

     o international political, regulatory and economic developments, all of which can have a significant impact on our operating results.

     Sales in France and Germany are made in local currencies. We do not engage in foreign currency hedging transactions.

The Year 2000 Risk May Adversely Affect Us

     The inability of many existing computers to recognize and properly process data as the Year 2000 approaches may cause many computer software applications to fail or reach erroneous results. We have assessed potential issues that may result from the Year 2000 and are in the process of upgrading our accounting and management software, which we expect to complete by June 1999. We have contacted principal third-party suppliers and customers to determine their Year 2000 readiness and believe that such suppliers and customers are in the process of becoming Year 2000 compliant. However, any failure by us, our third-party suppliers or customers to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our business operations. We have not yet adopted a Year 2000 contingency plan.

                                USE OF PROCEEDS


     We estimate that we will receive net proceeds of approximately $19,980,000. If the underwriters fully exercise their over-allotment option to purchase an additional 275,000 shares, the net proceeds will be $22,048,000. Net proceeds are computed by deducting estimated underwriting discounts and our estimated offering expenses from the total offering price. We will not receive any portion of the proceeds from the sale of the shares of common stock by selling stockholders.

     We intend to use approximately $18,000,000 of the net proceeds from this offering to reduce outstanding indebtedness under the line of credit agreement between our wholly-owned subsidiary, Jack of All Games, and NationsBank. This line of credit bears interest at a rate of NationsBank's prime rate plus 0.5% and expires on February 28, 2001. Advances under this line of credit have been used to finance the operations of Jack of All Games and our expanded distribution capacities. At April 30, 1999, $31,169,276 was outstanding under the line of credit. We expect to use the resulting increased borrowing availability under this line of credit to fund additional expansion.


     We intend to use a significant portion of the net proceeds in connection with our plans for continued expansion either through internal growth or strategic acquisitions, including providing advances to software developers such as Gathering.

     We intend to use the balance of the net proceeds for working capital and general corporate purposes.

     We intend to invest any net proceeds of this offering not immediately required for the above purposes in short-term, interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock has been traded on the Nasdaq National Market under the symbol "TTWO" since September 23, 1998. From our initial public offering in April 14, 1997 to September 22, 1998, our common stock traded on the Nasdaq SmallCap Market. The following table shows the high and low closing sales prices per share of our common stock as reported by Nasdaq for each quarter since we have been public.





                                                       High        Low
                                                    ---------   ---------
Fiscal Year Ended October 31, 1997
   Second Quarter (from April 14, 1997) .........   $7  9/16     $5  9/16
   Third Quarter ................................    8 11/16      7   1/8
   Fourth Quarter ...............................    8  3/32      6 11/16

Fiscal Year Ended October 31, 1998
   First Quarter ................................    7   3/8      5
   Second Quarter ...............................    8   3/8      6   1/2
   Third Quarter ................................    8  9/16      5   1/2
   Fourth Quarter ...............................    6   5/8      5   1/8

Fiscal Year Ended October 31, 1999
   First Quarter ................................   13  1/16      6  5/32
   Second Quarter ...............................   13   1/4      7   3/4




     On May 5, 1999, the last reported price of our common stock on the Nasdaq National Market was $8.65 per share. As of the date of this prospectus, there were approximately 90 holders of record of our common stock. We believe that there are in excess of 400 beneficial owners of our common stock.


     We have never declared or paid any dividends on our common stock, and we do not expect to declare or pay any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon our earnings, if any, our capital requirements, financial condition and other relevant factors.

                                CAPITALIZATION


     The following table sets forth our capitalization as of January 31, 1999
(1) on an actual basis and (2) as adjusted to reflect the sale of 2,750,000 shares of common stock offered by us with this prospectus. You should read this table together with the "Use of Proceeds" section and our financial statements and related notes included elsewhere in this prospectus.





                                                               January 31, 1999
                                                        -------------------------------
                                                            Actual         As Adjusted
                                                        --------------   --------------
Short-term debt .....................................    $31,833,951      $13,833,951
                                                         ===========      ===========
Long-term debt ......................................         81,861           81,861
Stockholders' equity:
   Preferred stock, no par value; 5,000,000 shares
    authorized; none issued or outstanding. .........             --               --
   Common stock, $.01 par value 50,000,000 shares
    authorized; 18,425,924 issued and outstanding;
    21,175,924 shares issued and outstanding, as
    adjusted (1) ....................................        184,259          211,759
   Additional paid-in capital .......................     34,792,045       54,744,545
   Deferred compensation ............................       (212,951)        (212,951)
   Retained earnings ................................      4,964,358        4,964,358
   Foreign currency translation adjustment ..........       (261,142)        (261,142)
   Total stockholders' equity .......................     39,466,569       59,446,569
                                                         -----------      -----------
   Total capitalization .............................    $39,548,430      $71,954,055
                                                         ===========      ===========


------------
(1) Does not include an aggregate of 3,216,149 shares of common stock reserved for issuance upon exercise of outstanding options and warrants as of January 31, 1999.

                            SELECTED FINANCIAL DATA
                     (In thousands, except per share data)

     The following selected financial data at and for the fiscal years ended October 31, 1996, 1997 and 1998 and the three months ended January 31, 1998 and 1999 has been derived from the financial statements included elsewhere in this prospectus and should be read in conjunction with the financial statements and related notes.

                                                              Fiscal Year Ended October 31,
                                              --------------------------------------------------------------
                                                 1994        1995         1996        1997(2)      1998(3)
                                              ----------  ----------  ------------  -----------  -----------
                                                   (unaudited)
Statement of Operations Data:(1)
Net sales ..................................   $25,273     $35,758      $ 55,123     $ 97,341     $194,052
Cost of sales ..............................    22,438      31,150        44,316       81,479      147,555
                                               -------     -------      --------     --------     --------
Gross profit ...............................     2,835       4,608        10,807       15,862       46,496
Operating expenses:
  Research and development costs ...........       453         666           994        1,848        1,702
  Selling and marketing ....................     1,370       1,672         4,187        8,043       18,686
  General and administrative ...............     1,322       2,490         3,252        5,862       13,583
  Depreciation and amortization ............        63         161           342        1,004        1,835
                                               -------     -------      --------     --------     --------
     Total operating expenses ..............     3,208       4,989         8,776       16,757       35,807
                                               -------     -------      --------     --------     --------
Income (loss) from operations ..............      (373)       (381)        2,032         (895)      10,690
  Interest expense .........................        24         131           308        1,843        3,680
                                               -------     -------      --------     --------     --------
Income (loss) before income taxes ..........      (397)       (512)        1,724       (2,739)       7,010
  Provision (benefit) for income taxes.             74          91            42           30         (334)
                                               -------     -------      --------     --------     --------
Net income (loss)(4) .......................   $  (471)    $  (603)     $  1,682     $ (2,768)    $  7,181
                                               =======     =======      ========     ========     ========
Net income (loss) per share(4)
 Basic .....................................   $  (.05)    $  (.07)     $    .16     $   (.25)    $    .49
 Diluted ...................................      (.05)       (.07)          .15         (.25)         .42
Net income (loss) per share attributable
 to common stockholders -- Diluted(5).            (.05)       (.10)          .06         (.31)         .37
                                               =======     =======      ========     ========     ========
Weighted average number of common
 shares outstanding
  Basic ....................................     8,977       9,423        10,281       11,697       14,747
  Diluted ..................................     8,977       9,423        11,454       11,697       17,063

                                              Three Months Ended January
                                                         31,
                                              --------------------------
                                                  1998          1999
                                              ------------  ------------
                                                     (unaudited)
Statement of Operations Data:(1)
Net sales ..................................    $ 51,405      $ 68,281
Cost of sales ..............................      40,798        53,538
                                                --------      --------
Gross profit ...............................      10,608        14,743
Operating expenses:
  Research and development costs ...........         487           592
  Selling and marketing ....................       4,231         4,161
  General and administrative ...............       2,135         4,411
  Depreciation and amortization ............         377           453
                                                --------      --------
     Total operating expenses ..............       7,230         9,618
                                                --------      --------
Income (loss) from operations ..............       3,378         5,125
  Interest expense .........................       1,548           817
                                                --------      --------
Income (loss) before income taxes ..........       1,830         4,308
  Provision (benefit) for income taxes.                9         1,413
                                                --------      --------
Net income (loss)(4) .......................    $  1,821      $  2,895
                                                ========      ========
Net income (loss) per share(4)
 Basic .....................................    $    .14      $    .16
 Diluted ...................................         .13           .15
Net income (loss) per share attributable
 to common stockholders -- Diluted(5).               .10           .15
                                                ========      ========
Weighted average number of common
 shares outstanding
  Basic ....................................      13,258        18,212
  Diluted ..................................      14,873        19,534


                                                      As of October 31,                       As of January 31, 1999
                                      --------------------------------------------------   ----------------------------
                                           1995          1996      1997(2)      1998(3)      Actual      As Adjusted(6)
                                      -------------   ---------   ---------   ----------   ----------   ---------------
                                       (unaudited)                                                 (unaudited)
Balance Sheet Data:(1)
Cash and cash equivalents .........      $   727       $   737     $ 2,372     $  2,763     $  4,761        $  6,741
Working capital ...................         (793)         (290)     16,037       21,797       25,980          45,960
Total assets ......................       11,109        24,209      56,395      109,385      107,641         109,621
Total debt ........................        2,092         9,127      22,031       30,808       31,916          13,916
Total liabilities .................        8,955        20,026      44,460       73,820       68,175          50,175
Stockholders' equity ..............        2,154         4,183      11,935       35,566       39,467          59,447


------------
(1) We acquired Inventory Management Systems, Inc. and Creative Alliance Group, Inc. in July 1997, Jack of All Games, Inc. in August 1998 and Talonsoft, Inc. in December 1998. The acquisitions are accounted for as pooling of interests and our financial statements include the results of operations and financial position of these entities for all periods presented.
(2) We acquired GameTek (UK) Limited and Alternative Reality Technologies, Inc. in July 1997. The acquisition was accounted for as a purchase and the results of operations and financial position of these entities are included in our financial statements as of the date of the acquisition.
(3) We acquired L&J Marketing, Inc. d/b/a Alliance Distributors in December 1997, certain assets from BMG Interactive in March 1998 and DirectSoft, Inc. in June 1998. These acquisitions were accounted for as a purchase and the results of operations and financial position of these entities are included in our financial statements as of the date of the acquisition.
(4) Does not give effect to distributions of $367,165 (unaudited), $1,005,800, $673,092 and $931,000 paid to S-corporation shareholders prior to acquisitions for 1995, 1996, 1997 and 1998 and $362,000 (unaudited) for the three months ended January 31, 1998.
(5) Gives effect to distributions of $367,165 (unaudited), $1,005,800, $673,092 and $931,000 paid to S-corporation shareholders prior to acquisitions for 1995, 1996, 1997 and 1998 and $362,000 (unaudited) for the three months ended January 31, 1998.

(6) As adjusted to reflect the sale of 2,750,000 shares of common stock offered by us with this prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Our principal sources of revenues are our publishing and distribution activities. Publishing revenues are derived from the sale of internally developed interactive entertainment software or software licensed from third parties. Distribution revenues are derived from the sale of third-party software and hardware. Publishing activities usually generate higher margins than distribution activities, with sales of PC software resulting in higher margins than sales of cartridges designed for video game consoles. We recognize revenue from software sales when titles are shipped. See Note 2 to Notes to Consolidated Financial Statements.

     Our published titles are subject to return if not sold to consumers, including for stock balancing, markdowns or defective titles. We establish a reserve for future returns of published titles at the time of sales, based primarily on return policies and historical return rates, and we recognize revenues net of returns. We have historically experienced a return rate of approximately 10% of gross publishing revenues (less than 1% of distribution revenues represent write-offs for returns). If future returns significantly exceed our reserves, our operating results would be adversely affected.

     Research and development costs (consisting primarily of salaries and related costs) incurred prior to establishing technological feasibility are expensed in accordance with Financial Accounting Standards Board (FASB) Statement No. 86. In accordance with FASB 86, we capitalize software development costs subsequent to establishing technological feasibility (completion of a detailed program design) which is amortized (included in cost of sales) based on the greater of the proportion of current year sales to total estimated sales commencing with the title's release or the straight line method. At October 31, 1998, we had capitalized $2,260,037 of software development costs. We evaluate the recoverability of capitalized software costs which may be reduced materially in future periods. See Note 2 to Notes to Consolidated Financial Statements.


Recent Acquisitions

     In March 1998, we acquired substantially all of the assets of BMG Interactive, including direct distribution, sales and marketing operations in France and Germany; a publishing and distribution group in the United Kingdom; distribution, publishing and certain sequel rights to interactive entertainment software; and various back catalogue publishing and distribution rights. As consideration for the acquisition, we issued BMG Interactive 1,850,000 shares of newly created Series A Convertible Preferred Stock, which were subsequently converted into common stock. See Note 3 to Notes to Consolidated Financial Statements.

     In June 1998, we acquired all of the assets of DirectSoft Australia Pty. Limited, a publisher and distributor of interactive entertainment software in Australia and New Zealand. As consideration for the assets, we issued 40,000 shares of common stock. See Note 3 to Notes to Consolidated Financial Statements.

     In August 1998, we acquired all of the outstanding capital stock of Jack of All Games, Inc., a company engaged in the distribution of interactive entertainment software, for an aggregate of 2,750,000 shares of common stock. The acquisition was accounted for as a pooling of interests and, accordingly, our consolidated financial statements have been restated to include the results of operations and financial position of Jack of All Games for all periods presented. See Note 3 to Notes to Consolidated Financial Statements.

     In December 1998, we acquired all of the outstanding capital stock of Talonsoft, Inc., a company engaged in the development of historical military strategy games, in consideration of the issuance of 1,033,336 shares of common stock. The acquisition was accounted for as a pooling of interests and, accordingly our consolidated financial statements have been restated to include the results of operations and financial position of Talonsoft, Inc., for all periods presented. See Note 3 to Notes to Consolidated Financial Statements.

     In February 1999, we acquired all of the outstanding capital stock of L.D.A. Distribution Limited, a company engaged in the distribution of interactive entertainment software to small retail accounts in the United Kingdom and France, and L.D.A.'s subsidiary, Joytech Europe Limited, a manufacturer of computer accessories and peripherals. Both L.D.A. and Joytech are incorporated in the United Kingdom. We paid British Pounds200,000 (approximately $328,000) and issued 580,000 shares of common stock, subject to decrease under certain circumstances. See Note 17 to Notes to Consolidated Financial Statements.

     In February 1999, we purchased a 19.9% Class A limited partnership interest in Gathering. We agreed to make a capital contribution to Gathering in the aggregate amount of $4.0 million, payable in six equal monthly installments of $667,000. The general partner and each Class B limited partner of Gathering granted us an option to purchase all of their interests, exercisable on two separate occasions during the six-month periods ending April 30, 2001 and 2002 based on a fixed formula. In consideration of the option grant, we issued to the general partner and the Class B limited partners 125,000 shares of common stock. We also granted to the general partner and Class B limited partners an option to purchase our Class A limited partnership interest, exercisable during the six-month period ending April 30, 2003 based on a fixed formula. See Note 17 to Notes to Consolidated Financial Statements.

     In February 1999, we acquired DVDWave.com, a distributor of DVD movie titles over the Internet, in exchange for 50,000 shares of common stock. See
Note 17 to Notes to Consolidated Financial Statements.

     In March 1999, we acquired Funsoft Nordic A.S., a distributor and budget publisher of interactive entertainment software in Norway, Sweden and Denmark, in exchange for $98,000 in cash and 106,265 shares of common stock, subject to decrease under certain circumstances.


Results of Operations

     The following table sets forth for the periods indicated the percentage of net sales represented by certain items reflected in our statement of operations:



                                                         Years Ended                       Three Months
                                                         October 31,                     Ended January 31,
                                           ---------------------------------------   -------------------------
                                            1996          1997          1998          1998          1999
                                           ------        ------        ------        ------        ------
Net sales ..............................   100.0%        100.0%        100.0%        100.0%        100.0%
Cost of sales ..........................    80.4          83.7          76.0          79.4          78.4
Research and development costs .........     1.8           1.9           0.9           0.9           0.9
Selling and marketing ..................     7.6           8.3           9.6           8.2           6.1
General and administrative .............     5.9           6.0           7.0           4.2           6.5
Depreciation and amortization ..........     0.6           1.0           0.9           0.7           0.7
Interest expense .......................     0.6           1.9           1.9           3.0           1.2
Income taxes ...........................     0.1            --          (0.2)           --           2.1
Net income (loss) ......................     3.1          (2.8)          3.7           3.5           4.2

     The following table sets forth the percentages of publishing revenues derived from sales of titles designed to operate on specific platforms during the periods indicated (percentages vary slightly due to rounding):



                                                                     Three Months Ended
                                         Years Ended October 31,         January 31,
                                         -----------------------   -----------------------
Platform                                  1997         1998         1998         1999
--------                                 ------       ------       ------       ------
PC ...................................    87.3%        28.5%        41.4%        39.1%
Nintendo (excluding GameBoy) .........     8.0%        29.1%        47.8%         9.4%
Nintendo GameBoy .....................      --           --           --         21.6%
Sony .................................     4.8%        42.3%        10.7%        29.8%
Sega .................................      --           --           --           --
                                         -----        -----        -----        -----
                                         100.0%       100.0%       100.0%       100.0%

Three Months Ended January 31, 1999 and 1998

     Net sales increased by $16,875,292, or 32.8%, from $51,405,361 for the three months ended January 31, 1998 to $68,280,653 for the three months ended January 31, 1999. The increase in net sales was primarily attributable to our expanded presence in international markets. International publishing revenues increased by $13,134,215 or 915.0%, from $1,435,453 for the three months ended January 31, 1998 to $14,569,668 for the three months ended January 31, 1999. In addition, revenues from distribution activities in the United States increased by $9,919,526, or 28.8% from $34,469,905 for the three months ended January 31, 1998 to $44,389,431 for the three months ended January 31, 1999.

     Cost of sales increased by $12,740,271, or 31.2%, from $40,797,569 for the three months ended January 31, 1998 to $53,537,840 for the three months ended January 31, 1999. The increase in absolute dollars was primarily a result of the expanded scope of our operations. Cost of sales as a percentage of net sales remained relatively constant, primarily due to the offset of higher margin international publishing activities by lower margin distribution operations. In future periods, cost of sales may be adversely affected by manufacturing and other costs, price competition and by changes in product and sales mix and distribution channels.


     Research and development costs increased by $105,181, or 21.6%, from $486,963 for the three months ended January 31, 1998 to $592,144 for the three months ended January 31, 1999. This increase is primarily attributable to our increased product development operations. Research and development costs as a percentage of net sales remained relatively constant.


     Selling and marketing expenses decreased by $69,974, or 1.7%, from $4,231,177 for the three months ended January 31, 1998 to $4,161,203 for the three months ended January 31, 1999. Selling and marketing expenses as a percentage of net sales decreased to 6.1% for the three months ended January 31, 1999 from 8.2% for the three months ended January 31, 1998. The decrease in both absolute dollars and as a percentage of net sales is primarily attributable to our acquisition of leading software distributors and the resulting shift from using third party distributors.


     General and administrative expenses increased by $2,276,252, or 106.6%, from $2,135,246 for the three months ended January 31, 1998 to $4,411,498 for the three months ended January 31, 1999. General and administrative expenses as a percentage of net sales increased to 6.5% for the three months ended January 31, 1999 from 4.2% for the three months ended January 31, 1998. This increase in both absolute dollars and as a percentage of net sales is primarily attributable to salaries, rent, insurance premiums and professional fees associated with our expanded operations.


     Depreciation and amortization expense increased by $76,873, or 20.4%, from $376,542 for the three months ended January 31, 1998 to $453,415 for the three months ended January 31, 1999. This increase is primarily due to the depreciation of assets acquired in March 1998.


     Interest expense decreased by $731,518, or 47.3%, from $1,548,035 for the three months ended January 31, 1998 to $816,517 for the three months ended January 31, 1999. The decrease resulted primarily from amortization of discount on borrowings in 1998.


     Income taxes increased by $1,404,552, from $8,648 for the three months ended January 31, 1998 to $1,413,200 for the three months ended January 31, 1999. The increase resulted primarily from the full utilization of net operating loss carryforwards in fiscal 1998.


     As a result of the foregoing, our net income was $2,894,836 for the three months ended January 31, 1999, as compared to net income of $1,821,181 for the three months ended January 31, 1998.


Years Ended October 31, 1998 and 1997


     Net sales increased by $96,710,341, or 99.4%, from $97,341,225 for the fiscal year ended October 31, 1997 to $194,051,566 for the fiscal year ended October 31, 1998. The increase was primarily attributable to the acquisition of product rights from BMG and Gathering. Publishing revenues increased by $73,572,671, or 417.7%, from $17,612,801 for fiscal 1997 to $91,185,472 for fiscal 1998. We also acquired leading software distributors to complement our publishing activities and to maximize product exposure and revenues. Distribution revenues increased by $23,137,670, or 29.0%, from $79,728,424 for fiscal 1997 to $102,866,094 for fiscal 1998.


     For fiscal 1998, revenues from publishing and distribution activities accounted for approximately 47.0% and 53.0%, respectively, of our net sales. For this year, software products designed for PC and video game console platforms accounted for approximately 12.0% and 70.2%, respectively, of our revenues, with sales of video game hardware accounting for 11.2% of net sales. In addition, we significantly expanded our presence in international markets. International sales accounted for approximately $41,870,625, or 21.6%, of our net sales for fiscal 1998.

     Cost of sales increased by $66,075,764, or 81.1%, from $81,479,408 for fiscal 1997 to $147,555,172 for fiscal 1998. The increase in absolute dollars was primarily a result of the expanded scope of our operations. Cost of sales as a percentage of net sales decreased from 83.7% for fiscal 1997 to 76.0% for fiscal 1998. This decrease was primarily due to an increase in publishing activities which provide higher margins than distribution operations.


     Research and development costs decreased by $145,631, or 7.9%, from $1,847,970 for fiscal 1997 to $1,702,339 for fiscal 1998. Research and development costs as a percentage of sales decreased from 1.9% for fiscal 1997 to 0.9% for fiscal 1998. This decrease was attributable to the shift from software development to publishing and distribution. We anticipate that research and development costs will increase in absolute dollars in connection with the acquisition of Talonsoft.


     Selling and marketing expenses increased by $10,643,139, or 132.3%, from $8,042,947 for fiscal 1997 to $18,686,086 for fiscal 1998. Selling and marketing costs as a percentage of net sales increased from 8.3% for fiscal 1997 to 9.6% for fiscal 1998. The increase in both absolute dollars and as a percentage of net sales was primarily due to increased marketing and promotion efforts undertaken to broaden product distribution and to assist retailers in positioning our products for sale to consumers.


     General and administrative expenses increased by $7,721,170 or 131.7%, from $5,861,961 for fiscal 1997 to $13,583,131 for fiscal 1998. General and administrative expenses as a percentage of net sales increased from 6.0% for fiscal 1997 to 7.0% for fiscal 1998. The increase in both absolute dollars and as a percentage of net sales was primarily due to increased salaries, rent, insurance premiums and professional fees associated with recent acquisitions.


     Depreciation and amortization expense increased by $830,919, or 82.8%, from $1,004,138 for fiscal 1997 to $1,835,057 for fiscal 1998. This increase was primarily attributable to the amortization of goodwill associated with the acquisitions of Take-Two Interactive Software Europe Limited, L&J Marketing, Inc., d/b/a Alliance Distributors and BMG.


     Interest expense increased by $1,836,672, or 99.6%, from $1,843,403 for fiscal 1997 to $3,680,075 for fiscal 1998. The increase resulted primarily from increased borrowings during fiscal 1998.


     Income taxes decreased $363,925 from a tax provision of $29,789 for fiscal 1997 to a tax benefit of $334,136 for fiscal 1998. This decrease was primarily attributable to the recognition of a deferred tax asset of $941,000.


     As a result of the foregoing, we achieved net income of $7,181,094 for fiscal 1998, as compared to a net loss of $2,768,391 for fiscal 1997.


Years Ended October 31, 1997 and 1996


     Net sales increased by $42,218,162, or 76.6%, from $55,123,063 for fiscal 1996 to $97,341,225 for fiscal 1997. The increase in net sales was primarily attributable to an increase in distribution revenues. Distribution revenues increased $37,965,935, or 90.9%, from $41,762,489 for fiscal 1996 to
$79,728,424 for fiscal 1997. Publishing revenues increased $4,252,227 or 31.8%, from $13,360,574 for fiscal 1996 to $17,612,801 in fiscal 1997 due to the release of Mission Studio's JetFighter III in November 1996, which sold in excess of 190,000 units worldwide. For fiscal 1997, revenues from publishing and distribution activities accounted for approximately 18.1% and 81.9%, respectively, of net sales.


     Cost of sales increased by $37,163,524, or 83.9%, from $44,315,884 for fiscal 1996 to $81,479,408 for fiscal 1997. The increase in absolute dollars was primarily a result of the expanded scope of our operations. Cost of sales as a percentage of net sales increased to 83.7% in fiscal 1997 from 80.4% in fiscal 1996, primarily due to the increase in distribution revenues which provided lower margins than publishing operations.


     Research and development costs increased by $853,621, or 85.9%, from $994,349 for fiscal 1996 to $1,847,970 for fiscal 1997. This increase was primarily attributable to the acquisition of software developers,

Mission Studios in September 1996 and Alternative Reality Technologies in July 1997, and the increased staffing and related expenses associated with the development of software technologies. Research and development costs as a percentage of net sales remained relatively constant.


     Selling and marketing expenses increased by $3,855,966, or 92.1%, from $4,186,981 for fiscal 1996 to $8,042,947 for fiscal 1997. Selling and marketing expenses as a percentage of net sales increased to 7.6% for fiscal 1996 to 8.3% for fiscal 1997. The increase in both absolute dollars and as a percentage of net sales was primarily attributable to increased marketing and promotion efforts undertaken to broaden product distribution and to assist retailers in positioning our products for sale to consumers.


     General and administrative expenses increased by $2,609,745, or 80.3%, from $3,252,216 for fiscal 1996 to $5,861,961 for fiscal 1997. This increase was primarily attributable to salaries, rent, insurance premiums and professional fees associated with our expanded operations. General and administrative expenses as a percentage of net sales remained relatively constant.


     Depreciation and amortization expense increased by $662,006, or 193.5%, from $342,132 for fiscal 1996 to $1,004,138 for fiscal 1997. This increase was primarily due to the amortization of intangible assets that resulted from the acquisitions of Mission Studios and Take-Two Interactive Software Europe Limited.


     Interest expense increased by $1,535,724, or 499.1%, from $307,679 for fiscal 1996 to $1,843,403 for fiscal 1997. The increase resulted primarily from increased borrowings from financial institutions in fiscal 1997 and from the issuance of notes to related parties in September 1996 (See Note 9b to Notes to Consolidated Financial Statements).


     Income taxes decreased by $12,360, from $42,149 for fiscal 1996 to $29,789 for fiscal 1997.


     As a result of the foregoing, we incurred a net loss of $2,768,391 for fiscal 1997, as compared to net income of $1,681,673 for fiscal 1996.


Liquidity and Capital Resources


     Our primary capital requirements have been and will continue to be to fund the acquisition, development, manufacture and commercialization of our software. We have historically financed our operations through cash flow from operations, the issuance of debt and equity securities and bank borrowings. At October 31, 1998, we had working capital of $21,797,097 as compared to working capital of $16,036,686 at October 31, 1997. The increase was primarily attributable to the acquisition of assets from BMG. At January 31, 1999 we had working capital of $25,980,469.


     Net cash used in operating activities for fiscal 1998 was $8,021,841, as compared to net cash used in operating activities of $14,460,000 for fiscal 1997. The decrease was primarily attributable to net income of $7,181,094 for fiscal 1998. We used net cash in operating activities primarily to finance significantly increased levels of receivables, inventories and advances to developers. Net cash used in investing activities for fiscal 1998 was $727,418, as compared to $2,583,359 for fiscal 1997. Net cash provided by financing activities for fiscal 1998 was $9,016,664, as compared to $18,809,333 for fiscal 1997. The decrease was primarily the result of the repayment of indebtedness and a decrease in debt and equity financings in fiscal 1998.


     In December 1996, Take-Two Interactive Software Europe Limited entered into a line of credit agreement, as amended in September 1997, April and July 1998 and January 1999, with Barclays Bank. The line of credit provides for borrowings of up to approximately British Pounds2,000,000 (approximately $3,347,200). Advances under the line of credit bear interest at the rate of 1.5% over Barclays' base rate per annum, payable quarterly. Borrowings are collateralized by receivables of Take-Two Interactive Software Europe Limited, which must be at least 200% of the amount outstanding under the line of credit, and are guaranteed by us. The line of credit is cancellable and repayable upon demand and is subject to review prior to December 31, 1999. The available credit under this facility was approximately British Pounds664,759 (approximately $1,112,600) at October 31, 1998. There were amounts outstanding under the line of credit as of February 28, 1999. See Note 7 to Notes to Consolidated Financial Statements.

     In May 1998, we consummated a private placement pursuant to which we issued 770,000 shares of common stock and received proceeds (net of placement fees) of $5,057,000.



     In February 1999, Jack of All Games entered into a line of credit agreement with NationsBank which provides for borrowings of up to $35,000,000 through September 30, 1999 and $45,000,000 thereafter. Advances under the line of credit are based on a borrowing formula equal to the lesser of (1) the borrowing limit in effect at the time (i.e., $35,000,000 or $45,000,000) or (2) 80% of eligible accounts receivable, plus 50% of eligible inventory. Interest accrues on such advances at NationsBank's prime rate plus 0.5% and is payable monthly. Borrowings under the line of credit are secured by all accounts, inventory, equipment, general intangibles, securities and other personal property of Jack of All Games. In addition to certain financial covenants, the loan agreement limits or prohibits us from declaring or paying cash dividends, merging or consolidating with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The line of credit expires on February 28, 2001. As of April 30, 1999, $31,169,276 was outstanding under the line of credit. We intend to use a portion of the net proceeds from this offering to reduce outstanding indebtedness under this line of credit and expect to use the resulting increased borrowing availability under this line of credit to fund additional expansion.



     Our accounts receivable, less an allowance for doubtful accounts and returns, at October 31, 1998 were $49,138,871. Approximately $7,344,952 or 14.9%, of our net accounts receivable were due from Ames Department Stores. These receivables are covered by insurance and generally have been collected in the ordinary course of business. Our sales are typically made on credit, with terms that vary depending upon the customer and the demand for the particular title being sold. We do not hold any collateral to secure payment by our customers. As a result, we are subject to credit risks, particularly in the event that any of our receivables represent sales to a limited number of retailers or are concentrated in foreign markets. If we are unable to collect on accounts receivable as they become due and such accounts are not covered by insurance, our liquidity and working capital position could suffer.


     We have no material commitments for capital expenditures.


Fluctuations in Operating Results; Seasonality


     We have experienced and may continue to experience fluctuations in operating results as a result of delays in the introduction of new titles; variations in sales of titles developed for particular platforms; the size and growth rate of the interactive entertainment software market; market acceptance of our titles; development and promotional expenses relating to the introduction of new titles, sequels or enhancements of existing titles; projected and actual changes in platforms; the timing and success of title introductions by our competitors; product returns; changes in pricing policies by us and our competitors; the accuracy of retailers' forecasts of consumer demand; the size and timing of acquisitions; the timing of orders from major customers; and order cancellations and delays in shipment.


     Sales of our titles are seasonal, with peak shipments typically occurring in the fourth calendar quarter (our fourth and first fiscal quarters) as a result of increased demand for titles during the year-end holiday season.


International Operations


     Sales in international markets, primarily in the United Kingdom and other countries in Europe and the Pacific Rim, have accounted for an increasing portion of our revenues. For the years ended October 31, 1997 and 1998, sales in international markets accounted for approximately 5.9% and 21.6%, respectively, of our revenues. We are subject to risks inherent in foreign trade, including increased credit risks, tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, all of which can have a significant impact on our operating results. Sales in France and Germany are made in local currencies. We do not engage in foreign currency hedging transactions.

Impact of the Year 2000

     The inability of many existing computers to recognize and properly process data as the Year 2000 approaches may cause many computer software applications to fail or reach erroneous results. Computer-controlled systems with time sensitive components that use two digits to define years may experience system failures or disruptions to operations as a result.

     We have assessed potential issues that may result from the Year 2000 and are in the process of upgrading our accounting and management software, which we expect to complete by June 1999. Based on our preliminary assessment, we believe our PC products to be Year 2000 compliant. We do not contemplate incurring material costs in connection with ensuring Year 2000 readiness.

     We have contacted principal third-party suppliers and customers to determine their Year 2000 readiness and believe that such suppliers and customers are in the process of becoming Year 2000 compliant. However, any failure by us, our third-party suppliers or customers to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain of our business operations. We have not yet adopted a Year 2000 contingency plan.

                               INDUSTRY OVERVIEW

     The market for interactive entertainment software has grown significantly in recent years, due in part to an increasing installed base of PCs, video console platforms and hand-held systems such as the Nintendo GameBoy Color. Steadily declining hardware prices combined with more powerful and realistic computer graphics have resulted in greater demand for software games by audiences of all ages.

     According to the NPD Group (NPD), total U.S. sales of interactive entertainment software reached $4.9 billion in 1998, an increase of 25.6% from $3.9 billion in 1997.

     Increasing Sales of PC Systems. The International Data Corporation (IDC) has estimated that the number of U.S. households owning a PC would reach 46 million in 1998, representing a penetration rate of 45.5% of total U.S. households. As the price of PC hardware continues to drop below $1,000, IDC estimates that approximately 56 million households in the U.S. will own a PC by 2002, representing a penetration rate of 53% of total U.S. households. The worldwide increase in penetration and sales of PC systems has caused demand for PC entertainment software to grow. According to NPD, U.S. sales of PC entertainment software were $1.2 billion in 1998.

     Increasing Sales of Video Console Platforms. Three manufacturers of video console platforms, Sony, Nintendo and Sega, have historically dominated the video console market. According to IDC, U.S. console shipments are expected to grow 14% from 15.3 million in 1997 to 17.5 million in 1998. The growth in shipments of video console systems has driven a rapid expansion of console software revenues. NPD data indicates that sales of entertainment software for video console platforms and portable systems increased by 37.1% from $2.7 billion in 1997 to $3.7 billion in 1998.

     Expanding Distribution Channels. Historically, interactive entertainment software has been sold primarily through specialty retailers such as Electronics Boutique, major retailers such as Best Buy and mass merchants such as Wal-Mart. The introduction of budget-priced software (software priced at less than $15) has attracted a wider user base, and non-traditional retail outlets such as drugstore and supermarket chains have been emerging as important new distribution channels for interactive entertainment software. According to PC Data, 36% of interactive entertainment software games sold in 1998 for use on PCs were budget-priced titles. Although the number of distribution channels for software titles has increased, an abundance of new software titles has forced retailers to be highly selective in allocating shelf space. Competition for shelf space has intensified as retailers continue to carry a limited number of software products that they expect to sell in high volumes.

     Technology and Platform Shifts. Historically, the interactive entertainment software industry has experienced periods of instability when new console platforms fail to gain widespread acceptance or when development and publishing companies fail to quickly adapt to changing consumer hardware preferences. Sony has recently announced the creation of the next generation of the PlayStation game console, which it plans to introduce in 2000. Sega has introduced its Dreamcast system in Japan and plans to introduce it in the U.S. and Europe later this year. Nintendo has stated that it is in the process of developing a new video game platform. As a result, interactive entertainment software companies may be required to make investments in research, game development and inventory in order to supply products for new platforms. Industry sources have suggested that the substantial installed base of multimedia PCs, the mass market appeal and expanding user base of interactive entertainment software and the increasing use of cost-effective CD-ROMs may diminish the effects of future console platform shifts. In addition, Sony has announced that the next generation of the PlayStation game console will be the first console system to feature backwards compatibility with existing PlayStation software, allowing consumers to play their old PlayStation games on the new system. This feature may lessen the impact of console shifts by extending the useful life of older software titles.

                                   BUSINESS


     We are a leading developer, publisher and distributor of interactive entertainment software. Our software operates on multimedia PCs, video game console platforms manufactured by Sony, Nintendo and Sega and Nintendo's GameBoy Color hand-held gaming system. Through internal expansion and several strategic acquisitions, we have become one of the largest distributors of interactive entertainment software in the United States and one of the top ten publishers of interactive entertainment software in Europe.


     In recent years we have achieved significant growth in sales and net income. Our revenues increased to $194.1 million for the year ended October 31, 1998 from $97.3 million for the year ended October 31, 1997. We generated earnings of $7.2 million for the year ended October 31, 1998, as compared to a loss of $2.8 million for the year ended October 31, 1997.



Our Strategy


     Our objective is to achieve growth and increase profitability by developing high-quality interactive entertainment software and capitalizing on our distribution expertise. Our strategy includes:


     o Acquiring and developing a portfolio of high-quality content. We believe that our success depends on our ability to continue to develop and license original and compelling software games with broad consumer appeal. We believe that our publishing and distribution capabilities attract software publishers and developers with popular software content. We plan on continuing to build a varied portfolio of internally and externally developed titles to minimize our reliance on any individual software title or platform.


     o Establishing and building strong brand recognition through co-branding and cross-promotional opportunities. We believe that the shared demographics between some of our software titles and various industries such as music, magazines and sports provide excellent opportunities to build strong brand recognition through co-branding and cross-promotional initiatives. We believe that the development of strong brand recognition can lead to increased market acceptance of new titles and allow for a greater number of franchise titles or titles that can be exploited beyond their initial release. We plan to use our recently developed interactive entertainment software label, Rockstar Games, as the focal point of this strategy.


     o Distributing software to a broader range of consumers. We distribute titles at different price points, ranging from high-end "front line" titles to lower-priced "budget" titles, to a variety of traditional and non-traditional retailers, including drug and grocery store chains. We intend to position our titles for a broad range of consumers through different distribution techniques, including through the continued acquisition and distribution of budget-priced titles to non-traditional retail outlets on an exclusive basis.


     o Continuing to expand our international operations. We have developed a strong international distribution network, which we believe serves as a complement to our development and publishing activities and enables us to develop direct selling relationships with certain retail accounts. We intend to apply the distribution strategy of Jack of All Games to our international operations in addition to increasing our publishing and direct distribution activities.


     o Using our integrated and diversified operations to manage industry changes. We have established integrated software development, publishing and distribution capabilities. We will continue to coordinate these activities to capitalize on rapidly expanding market opportunities, to minimize our exposure to industry changes and our dependence on the success of individual titles and to take advantage of economies of scale.


     o Developing multi-player on-line gaming and pursuing distribution opportunities over the Internet. We are currently developing a multi-player on-line version of Grand Theft Auto and we intend to develop additional multi-player on-line versions of certain of our titles in the near future. Through our recent acquisition of DVDWave.com, we are pursuing opportunities to distribute DVD products over the Internet.

Recent Releases


     We actively seek to release titles with potential for mass appeal. For the year ended October 31, 1997, the JetFighter series sold more than 190,000 copies and with Dark Colony accounted for approximately 8.1% and 2.2%, respectively, of our revenues. For the year ended October 31, 1998, Grand Theft Auto sold more than 630,000 copies and with Three Lions Soccer accounted for approximately 7.6% and 4.0%, respectively, of our revenues. The following are certain titles we have released:




Title                             Platform            Release Date      Description
-----                             --------            ------------      -----------
JetFighter III                    PC                  November 1996     3-D military flight simulation
                                                                        game
Dark Colony                       PC                  August 1997       Strategy game set on Mars in
                                                                        2026
Jetfighter Platinum               PC                  October 1997      Technologically advanced version
Wheel of Fortune                  Nintendo 64         November 1997     Popular TV game show
Jeopardy!                         Nintendo 64         February 1998     Popular TV game show
Three Lions Soccer                PC, PlayStation     April 1998        Featuring England's World Cup
                                                                        soccer team
You Don't Know Jack!              PC                  May 1998          Popular trivia game
                                                      (Europe)
Grand Theft Auto                  PC, PlayStation     June 1998         Car game set in criminal
                                                                        underworld
Railroad Tycoon II                PC                  October 1998      Player builds railroads to amass
                                                                        wealth
Space Station: Silicon Valley     Nintendo 64         October 1998      Save the world from mutant
                                                                        animals
Tom Clancy's Rainbow Six          PC                  October 1998      Save the world from terrorists
                                                      (Europe)
West Front                        PC                  November 1998     Historical battle game from
                                                                        Talonsoft
Montezuma's Return                GameBoy Color       December 1998     Classic adventure game

Proposed Releases


     Monster Truck Madness, Earthworm Jim 3-D and Grand Theft Auto II are expected to account for a significant portion of our publishing revenues for the year ending October 31, 1999. The following is our currently proposed schedule of certain title releases:




Title                             Platform         Release Date     Description
-----                             --------         ------------     -----------
GTA: London 1969                  PC,              Spring 1999      First mission pack for Grand Theft
                                  PlayStation                       Auto
Fly!                              PC               Spring 1999      Flight simulation
Railroad Tycoon II                PlayStation      Summer 1999      Player builds railroads to amass
                                                                    wealth
Monster Truck Madness             Nintendo 64      Summer 1999      Microsoft's successful PC game
In Fisherman's Bass Hunter 64     Nintendo 64,     Summer 1999      Fishing simulation game
                                  GameBoy Color

Title                           Platform         Release Date        Description
-----                           --------         ------------        -----------
Earthworm Jim 3-D               Nintendo 64,     Summer 1999         Everyone's favorite earthworm,
                                PlayStation      (North America)     now in 3-D
Darkstone                       PC,              Summer 1999         Medieval action role-playing game
                                PlayStation      (North America)
Max Payne                       PC, Sega         Fall 1999           Gritty, noir third-person
                                Dreamcast                            action/shooter
JetFighter IV                   PC               Fall 1999           Includes state-of-the-art photo
                                                                     textures, advanced networking and
                                                                     Internet support
Grand Theft Auto II             PC,              Fall 1999           Sequel to the popular Grand Theft
                                PlayStation,                         Auto
                                Nintendo 64,
                                GameBoy Color
Spec Ops                        PlayStation      Fall 1999           Military combat action
Wild Metal Country              PC, Sega         Fall 1999           Futuristic high-tech action game
                                Dreamcast
Kiss: Psycho Circus             PC,              Spring 2000         Rock and roll 3-D shooter
                                PlayStation,
                                GameBoy Color
Thrasher: Skate and Destroy     PlayStation      Spring 2000         Urban extreme skateboarding
                                                                     game
GTA II: Berlin                  PC,              Spring 2000         Misson pack for
                                PlayStation                          Grand Theft Auto II
Duke Nukem (untitled)           TBA              Fall 2000           Popular 3-D shooter

     Our proposed titles may not be released on a timely basis, or at all.


Publishing and Distribution Arrangements


     Agreements with Gathering


     In May 1998, we entered into distribution agreements with Gathering of Developers, a group of six premier entertainment software developers, Ritual Entertainment, Inc., Epic MegaGames, Inc., Terminal Reality, Inc., Apogee Software, Inc./3D Realms Ltd., Poptop Software, Inc. and Edge of Reality, Inc. Pursuant to the distribution agreements, Gathering granted us: (1) the exclusive right to distribute its first ten titles, including Railroad Tycoon II, Fly!, Max Payne, Nocturne and Kiss: Psycho Circus designed to operate on PC platforms in the United States and Canada during the later of a four-year period or three years following the release of any such title; (2) exclusive European publishing rights for these titles; (3) a non-exclusive right to distribute the titles on-line; and (4) certain rights of first refusal to distribute the titles designed for use on console platforms in North America, Europe, Israel, Australia and Africa. In December 1998, we obtained the exclusive worldwide rights to publish and distribute Railroad Tycoon II, Max Payne and Kiss: Psycho Circus designed for use on video game console platforms.



     In February 1999, we entered into a distribution agreement with Gathering amending our May 1998 agreement. Gathering granted us: (1) the exclusive right to distribute in the United States and Canada all titles designed by Gathering to operate on PC platforms and scheduled to be released by May 31, 2003; (2) the exclusive right to publish in Europe all titles designed by Gathering to operate on PC platforms and scheduled to be released by May 31, 2003; (3) until recoupment of the advances described below, rights of first and last refusal for the exclusive worldwide publishing rights to any console version of titles for which Gathering has publishing rights; and (4) after recoupment of such advances, the rights of first and last refusal for publishing rights to any console port of any title for which Gathering has publishing rights and which was originally published by or on behalf of Gathering on the PC or other non-console platform.

     This agreement obligates us to pay Gathering recoupable advances of $12,500,000. We can terminate the agreement with respect to a particular title in the event Gathering fails to deliver a title 60 days after its delivery date specified in the agreement or Gathering otherwise materially breaches the agreement. In any such event, Gathering is obligated to pay us the un-recouped portion of the advance attributable to a particular title. In addition, Gathering may terminate the agreement with respect to a particular title in the event we materially breach the agreement and, upon any subsequent two material breaches, may terminate the entire agreement.

     Agreements with Video Game Console Manufacturers

     In March 1999, we entered into four-year agreements with Sony Computer Entertainment America granting us non-exclusive, nontransferable licenses to develop and publish software on CD-ROMs for use on the PlayStation platform in the United States and Canada. Under the agreements, Sony is the exclusive manufacturer of all CD-ROMs for PlayStation titles.

     In February 1998, we entered into a three-year agreement with Nintendo of America Inc. granting us a non-exclusive license in North, Central and South America to develop and sell software games incorporated in game cartridges for use on the Nintendo 64 game system. The agreement requires Nintendo to approve detailed title proposals as well as completed games, all associated artwork and marketing materials. We retain the right to adapt any games for sale on other platforms. We are obligated to pay Nintendo Co., Ltd., Nintendo's parent, to manufacture, print and package all games we develop pursuant to the agreement, which prices include royalties. In May 1998, Nintendo Co., Ltd. entered into a similar three-year agreement with our subsidiary, Take-Two Interactive Software Europe Limited granting us a non-exclusive license in Europe, Australia and New Zealand to develop and sell software games incorporated in game cartridges for use on the Nintendo 64 game system. In April 1998, we entered into an agreement with Nintendo granting us a non-exclusive right to develop software games for use on Nintendo GameBoy and GameBoy Color portable video game systems.

     We are currently negotiating an agreement with Sega Enterprises, Ltd. which will grant us a non-exclusive, non-transferable license to develop, market and distribute software designed to operate on the Sega Dreamcast system, formerly known as the Sega Katana platform.

     We are not required to obtain any license for the development and production of titles designed to operate on PCs.

     Other Publishing and Distribution Arrangements

     In March 1998, we acquired certain publishing and distribution rights from BMG, including (1) the worldwide publishing and distribution rights and copyright to Grand Theft Auto for PC and PlayStation platforms, (2) the worldwide publishing and distribution rights and intellectual property rights to Space Station: Silicon Valley for the Nintendo 64 gaming system, (3) the European distribution rights to PC recreational software titles including Berkley Systems' After Dark screen saver series, You Don't Know Jack! trivia series, gaming franchises such as Crystal Dynamic's Gex and Pandemonium series for the PlayStation game console and ASC Games' One for the PlayStation game console, (4) the worldwide publishing and distribution rights to a series of sales region customized World Cup soccer games for the PlayStation game console, (5) the worldwide publishing, distribution and sequel rights to the role-playing game Monkey Hero for PlayStation and PC platforms and (6) the worldwide publishing, distribution and sequel rights to the military combat game Special Ops for PlayStation and PC platforms.

     Other agreements to develop, publish and distribute software titles include: the grant by Interplay Entertainment Corp. of the exclusive right to market, publish and distribute Nintendo 64 and PlayStation versions of Earthworm Jim 3-D in North and South America; the exclusive worldwide license from Microsoft, Inc. to distribute a version of Monster Truck Madness 2 designed to operate on the Nintendo 64 platform; and the grant by Majesco Sales, Inc. of exclusive European distribution rights for ten Nintendo Color GameBoy titles, including Monopoly, Millipede, Frogger, Centipede, Breakout, Battleship and Missile Command, licensed to Majesco by Hasbro Interactive.

Internal Software Development

     We engage in software development activities through our wholly-owned U.S. development subsidiaries, Talonsoft (a developer of historical military strategy games), Mission Studios (a developer of flight simulation games), Alternative Reality Technologies and GearHead Entertainment. We also maintain a development studio focusing on games for the Nintendo GameBoy Color platform in the United Kingdom under the name Tarantula. Our internal development studios and product development department employ a total of 89 development personnel with the technical capabilities to develop software titles for all major game platforms.

     Our production process is designed to enable us to manage and control development, production budgets and timetables, identify and address possible production and technical issues and coordinate and implement marketing strategies in a creative environment. We utilize an integrated scheduling and production process and software development tools, which include capabilities to produce cinematic quality movie sequences, full motion digital video and enhanced "real-time" 3-D graphics. We believe that our production capabilities permit us to produce high quality software on a timely and cost-effective basis.

     For the years ended October 31, 1997 and 1998, we incurred costs of $1,847,970 and $1,702,339 on research and development relating to our software titles.


Marketing, Sales and Distribution

     Our marketing and promotional efforts are intended to maximize exposure and broaden distribution of our titles, promote brand name recognition, assist retailers and properly position, package and merchandise our titles. We market titles by implementing aggressive public relations campaigns using print and on-line advertising. Advertisements are placed in industry magazines using memorable tag lines, visually appealing full color art work and creative concepts to position and distinguish our titles in the marketplace. We also employ various other marketing methods designed to promote consumer awareness, including in-store promotions and point-of-purchase displays, direct mail, cooperative advertising, attendance at trade shows, as well as the use of distinctive packaging. We maintain a sales and marketing staff of 81 persons.

     We distribute both our own titles and titles developed by third parties through our wholly-owned subsidiaries, Take-Two Interactive Software Europe Limited, Jack of All Games, Inventory Management Systems, Inc., DirectSoft, L.D.A. Distribution Limited, DVDWave.com and Funsoft Nordic A.S. For the year ended October 31, 1998, the sale of third-party products accounted for approximately 53.0% of our revenues. For the year ended October 31, 1998, sales to Hollywood Entertainment and Ames Department Stores accounted for approximately 6.5% and 5.5%, respectively, of our revenues. No customer accounted for more than 10% of our revenues for that year.

     United States Sales. We distribute interactive entertainment software to over 20,000 retail outlets in the United States through third party distributors and through direct relationships with large retail customers. Our U.S. customers include WalMart, Toys R Us, Electronics Boutique, Babbage's, Best Buy and Ames Department Stores as well as leading national and regional drug store, supermarket and discount store chains and specialty retailers.

     International Sales. We have significantly expanded our international presence through the acquisition of publishing and distribution operations in the United Kingdom, France, Germany, Norway, Sweden, Denmark and Australia. We distribute interactive entertainment software to over 19,000 retail outlets in Europe, through third party distributors and through direct relationships with retail customers in the United Kingdom, France and Germany. We recently opened a licensing office in Japan. Sales in foreign markets have accounted for an increasing portion of our revenues.

     Development of Rockstar Games. We have begun to actively pursue relationships with participants in industries such as music, magazines and sports aimed at the youth market through our internal console software publishing label, Rockstar Games. We believe that the shared demographics between various media and some of our software titles marketed by Rockstar Games provide excellent cross-promotional opportunities. We have been working with popular and emerging recording artists to create sophisticated game soundtracks, have entered into agreements to license high-profile names and likenesses, and are exploring co-branding opportunities. Our goal is to accelerate the acceptance and growth of our titles, create brand awareness and develop a greater number of franchise titles.

Manufacturing


     Our production of PC software includes CD-ROM pressing, assembly of components, printing of packaging and user manuals and shipping of finished goods, which is performed by third-party vendors in accordance with our specifications and forecasts. We believe that there are alternative sources for these services that could be implemented without delay. However, we are dependent on Nintendo to provide supplies of video game cartridges and on Sony to provide supplies of CD-ROMs for use on their video game platforms on a timely basis and on favorable terms. Nintendo cartridges are more expensive to manufacture than CD-ROMs, resulting in a greater inventory risk for those games. We purchase titles manufactured by Nintendo and Sony by placing purchase orders in the ordinary course of business and by obtaining letters of credit in favor of Nintendo. We send software code and a prototype of a title, together with related artwork, user instructions, warranty information, brochures and packaging designs to manufacturers for approval, defect testing and manufacturing. Titles are generally shipped within two weeks of receipt of order. Titles manufactured by Nintendo are generally shipped within four to six weeks of receipt of order. To date, we have not experienced any material difficulties or delays in the manufacture of our titles or material delays due to title defects. Our software titles carry a 90-day limited warranty. In addition, our subsidiary Joytech Europe Limited manufactures computer accessories and peripherals.


Competition


     We compete both for licenses to properties and the sale of interactive entertainment software with Sony, Nintendo and Sega, each of which is the largest developer and marketer of software for its platforms. Sony and Nintendo currently dominate the industry and have the financial resources to withstand significant price competition and to implement extensive advertising campaigns, particularly for prime-time television. These companies may also increase their own software development efforts.


     We also compete with domestic companies such as Activision, Electronic Arts, GT Interactive, Acclaim Entertainment, THQ, Midway Games, Hasbro, Microsoft and Mattel and international companies such as Capcom, Konami and Namco. In addition, we believe that large software companies and media companies are increasing their focus on the interactive entertainment software market. Many of our competitors are developing on-line interactive games and interactive networks that will compete with our software. Many of our competitors have far greater financial, technical, personnel and other resources than we do, and many are able to carry larger inventories, adopt more aggressive pricing policies and make higher offers to licensors and developers for commercially desirable properties than we can.


     Interactive entertainment software distribution channels have undergone rapid change in recent years, including financial difficulties of certain retailers and the emergence of new channels for distribution of software such as mass merchandisers, other retail outlets and the Internet. An increasing number of companies and new market entrants are competing for access to these channels.


     Retailers typically have limited shelf space and promotional resources, and competition is intense among an increasing number of newly introduced entertainment software titles for adequate levels of shelf space and promotional support. Competition for retail shelf space is expected to increase, which may require us to increase our marketing expenditures just to maintain current levels of sales of our titles. Competitors with more extensive lines and popular titles frequently have greater bargaining power with retailers. Accordingly, we may not be able to achieve the levels of support and shelf space that such competitors receive. Similarly, as competition for popular properties increases, our cost of acquiring licenses for such properties is likely to increase, possibly resulting in reduced margins. Prolonged price competition, increased licensing costs or reduced operating margins would cause our profits to decrease significantly.


     Competition for our titles is influenced by the timing of competitive product releases and the similarity of such products to our titles and may result in loss of shelf space or a reduction in sell-through of our titles at retail stores. Our titles also compete with other forms of entertainment such as motion pictures, television and audio and video cassettes featuring similar themes, on-line computer programs and forms of entertainment which may be less expensive or provide other advantages to consumers.

Intellectual Property

     We develop proprietary software and technologies and have obtained the rights to publish and distribute software developed by third parties. We attempt to protect our software and techniques under copyright, trademark and trade secret laws as well as through contractual restrictions on disclosure, copying and distribution. We generally do not hold any patents or registered copyrights.

     Interactive entertainment software is susceptible to unauthorized copying. Unauthorized third parties may be able to copy or to reverse engineer our titles to obtain and use programming or production techniques that we regard as proprietary. In addition, our competitors could independently develop technologies substantially equivalent or superior to our technologies.

     As the amount of interactive entertainment software in the market increases and the functionality of this software further overlaps, we believe that interactive entertainment software will increasingly become the subject of claims that such software infringes the copyrights or patents of others. From time to time, we receive notices from third parties alleging infringement of their proprietary rights. Although we believe that our titles and technologies and the titles and technologies of third-party developers and publishers with whom we have contractual relations do not and will not infringe or violate proprietary rights of others, it is possible that infringement of proprietary rights of others may occur. Any claims of infringement, with or without merit, could be time-consuming, costly and difficult to defend.


Employees

     As of March 31, 1999, we had 292 full-time employees, including five executive officers, 89 employees engaged in product development, 81 in sales and marketing and 117 in operations. None of our employees are subject to a collective bargaining agreement. We consider our relations with employees to be good.


Subsidiaries

     Our subsidiaries include: (1) our domestic distribution subsidiaries:
Inventory Management Systems, Inc., Jack of All Games, Inc. and Falcon Ventures Corporation d/b/a DVDWave.com; (2) our international publishing and distribution subsidiaries: Take-Two Interactive Software Europe Limited, Take-Two Interactive France, S.A. (France), Take-Two Interactive GMBH (Germany), DirectSoft Australia Pty. Limited, L.D.A. Distribution Limited, Funsoft Nordic A.S., Jack of All Games Norway, Jack of All Games Sweden and Jack of All Games Denmark; (3) our domestic development subsidiaries: GearHead Entertainment, Inc., Mission Studios, Inc., Talonsoft, Inc. and Alternative Reality Technologies, Inc. (4) and our international accessory subsidiary:
Joytech Europe Limited.


Properties

Executive Offices

     Our principal executive and administrative office is located at 575 Broadway, New York, New York in approximately 5,000 square feet of office space under a lease with 575 Broadway Corporation, a company controlled by Peter M. Brant, a principal stockholder. We currently pay $14,864 per month rent, subject to annual consumer price index adjustments. We intend to relocate our executive offices to 10,000 square feet of office space in May 1999 under a new five-year lease with 575 Broadway Corporation which provides for an annual rent of $300,000 during the first five years. We believe that the terms of the lease are no less favorable than those that could have been obtained from an unaffiliated third-party.

International Operations

     Take-Two Interactive Software Europe Limited leases 6,000 square feet of office space in Windsor, United Kingdom. The lease provides for a current annual rent of British Pounds100,000 (approximately $168,000) and expires in August 2006. Take-Two Interactive Software Europe Limited also leases office space in Lincoln, United Kingdom. The lease provides for a current annual rent of British Pounds12,000 (approximately $20,200) and expires in 2007. Subsidiaries of Take-Two Interactive Software Europe Limited lease office and warehouse space at locations in Paris, France, Munich, Germany and Tokyo, Japan for current aggregate annual rent of approximately $90,000. Directsoft leases office and warehouse space in Hornsby, Australia at an annual rent of approximately $76,000. Joytech Europe Limited leases office space in Leighton Buzzard Beds, United Kingdom at an annual rent of British Pounds58,600 (approximately $98,400). Funsoft Nordic A.S. and its subsidiaries lease office and warehouse space at locations in Oslo, Norway, Spanga, Sweden and Arthus, Denmark for current aggregate annual rent of approximately $180,000.

Development Facilities

     GearHead maintains a production facility in Latrobe, Pennsylvania in 7,200 square feet of leased office space. The lease provides for an annual rent of $78,000 and expires in December 1999, with an option to renew the lease for an additional four-year period. Mission leases 2,600 square feet of office space at an annual rate of $53,040, subject to annual increases, pursuant to a lease that expires in February 2004. ART leases approximately 2,500 square feet of space in Ontario, Canada at an annual rental of $32,400. Talonsoft leases approximately 3,800 square feet of office space in Baltimore, Maryland. Talonsoft currently pays $42,800 per annum under the lease, which expires in April 1999.

Distribution Facilities

     Inventory Management Systems, Inc. leases approximately 10,000 square feet of office and warehouse space in Richmond, Virginia at an annual rental of $67,000. Jack of All Games leases approximately 13,000 square feet of office and warehouse space in College Point, New York. The lease provides for annual rent of $96,000, plus increases in real estate taxes, and expires in July 2001. Jack of All Games leases approximately 64,000 square feet of office and warehouse space in Cincinnati, Ohio. Jack of All Games currently pays $225,000 per annum, plus taxes and insurance, under the lease, which expires in July 2002. Jack of All Games also leases 20,400 square feet of warehouse space in Cincinnati, Ohio on a month-to-month basis at a cost of $5,525 per month.

                                  MANAGEMENT


Directors and Executive Officers

     Our directors and executive officers are:



Name                              Age    Position
----                              ---    --------
Ryan A. Brant ................    27     Chief Executive Officer and Director
Kelly Sumner .................    37     Vice President of International Operations and Director
Anthony R. Williams ..........    40     Chief Operating Officer and Director
Larry Muller .................    41     Chief Financial Officer
Barbara A. Ras ...............    36     Chief Accounting Officer and Secretary
Oliver R. Grace, Jr ..........    45     Director
Neil S. Hirsch ...............    51     Director
Robert Flug ..................    51     Director

     Ryan A. Brant, our founder, has been Chief Executive Officer and a director since our inception. Mr. Brant received a B.S. degree in Economics from the University of Pennsylvania's Wharton School of Business.

     Kelly Sumner has been a director since December 1997. Mr. Sumner has been President of Take-Two Interactive Software Europe Limited, our subsidiary, since July 1997 and our Vice President of International Operations since February 1999. Prior thereto, from April 1993 to July 1997, Mr. Sumner was President and Chief Operating Officer of Gametek, Inc. From June 1979 to April 1993, Mr. Sumner was Managing Director of the UK subsidiary of Commodore Business Machines.

     Anthony R. Williams has been a director since March 1998. Mr. Williams has been our Chief Operating Officer since February 1998. Prior to joining us, Mr. Williams was employed in various positions at Acclaim Entertainment from April 1988 to February 1998, most recently as Executive Vice President, Mergers and Acquisitions. Mr. Williams also serves as a director of the Near East Foundation. Mr. Williams received a B.A. in Economics from Cambridge University.

     Larry Muller has been our Chief Financial Officer since January 1999 and Chief Financial Officer and Chief Operating Officer of Alliance Inventory Management, Inc. since December 1997. Mr. Muller co- founded Alliance Distributors in 1989 and served as its Chairman and Chief Financial Officer until we acquired Alliance Distributors in December 1997. Mr. Muller received a B.A. in Economics from Stonybrook University in 1979.

     Barbara A. Ras, CPA, has served as our Chief Accounting Officer since October 1998 and our Secretary since April 1997. From October 1994 to October 1998, Ms. Ras served as our Controller. Prior to joining us, Ms. Ras was employed as a tax accountant from September 1992 to September 1994, and as an internal auditor with The New York Times Company from March 1988 to June 1991. Ms. Ras holds a B.S. degree in Accounting from St. John's University, and a Masters degree in Taxation from the State University of New York at Albany.

     Oliver R. Grace, Jr. has been a director since April 1997. Mr. Grace, a private investor, has been the Chairman of the Board of Andersen Group, Inc., a dental products and video broadcasting equipment manufacturing company, since 1990. Mr. Grace has also been a director of Republic Automotive Parts, Inc., a distributor of replacement parts for the automotive aftermarket, since 1982. Mr. Grace is a general partner of Anglo American Security Fund, L.P., a private investment fund.

     Neil S. Hirsch has been a director since May 1995. Mr. Hirsch has been the President and Chief Executive Officer of Loanet, Inc., a worldwide communications network managing securities lending transactions of banks and brokerage firms since March 1994. From 1969 to January 1990, Mr. Hirsch was Chairman, Chief Executive Officer and President of Telerate, Inc., a financial information provider, which was acquired by Dow Jones & Co. Inc. Mr. Hirsch served as a consultant to Telerate, Inc. until September 1993. Mr. Hirsch served on the Board of Directors of Dow Jones & Co. Inc. from 1990 to May 1993. Mr. Hirsch was elected to the Information Industry Hall of Fame in 1985.

     Robert Flug has been a director since February 1998. Mr. Flug has been the President and Chief Operating Officer of S.L. Danielle, a women's apparel company, since September 1987. Mr. Flug received a B.S. in Business Administration from New York University.

Key Employee

     Sam Houser, 27, has been the President of our publishing label Rockstar Games since its inception in November 1998 and our Vice-President of Worldwide Product Development since March 1998. Prior to joining us, Mr. Houser served for over eight years in the London office of BMG Entertainment, where he was in charge of product development for the international office of BMG's Interactive Division and served as an in-house music video director on projects for many of BMG's leading artists. Mr. Houser received a B.A. in German and Business from the University of London.

                            EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid during the fiscal years ended October 31, 1996, 1997 and 1998 to our Chief Executive Officer and our four most highly compensated executive officers other than our Chief Executive Officer (each of whom was serving at the end of our fiscal year ended October 31, 1998). We refer to these executive officers below as our "Named Executives."

                          Summary Compensation Table



                                                                                                              Long-Term
                                                                                                             Compensation
                                                              Annual Compensation                               Award
                                       -----------------------------------------------------------------   ---------------
                                                                                                              Securities
                                        Year Ended                                       Other Annual         Underlying
Name and Principal Position             October 31,        Salary($)       Bonus($)     Compensation(1)       Options(#)
---------------------------            -------------   ----------------   ----------   -----------------   ---------------
Ryan A. Brant
Chief Executive Officer ............       1998             158,667        218,785            --                    --
                                           1997             125,000             --            --                50,000(2)
                                           1996             119,319             --            --                    --
Larry Muller
Chief Financial Officer(3) .........       1998             161,933         25,122            --                20,000(2)
Anthony R. Williams
Chief Operating Officer(4) .........       1998             164,039(5)          --            --               150,000(6)
Barbara A. Ras
Chief Accounting Officer and
 Secretary .........................       1998             114,167             --            --                30,000(2)
                                           1997             100,000         10,000            --                25,000(2)
                                           1996              82,233             --            --                    --
Kelly Sumner
Vice President of International
 Operations(7) .....................       1998             166,220        119,175            --               125,000(8)
                                           1997              43,447         51,016            --                    --

------------
(1) The aggregate value of benefits to be reported under the "Other Annual Compensation" column did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the Named Executives.
(2) Represents options granted under our 1997 Stock Option Plan.
(3) Mr. Muller joined us in December 1997.
(4) Mr. Williams joined us in February 1998.
(5) Includes $15,200 paid as consulting fees prior to employment with us.
(6) Represents options to purchase 120,000 shares granted under our 1997 Stock Option Plan and non-plan options to purchase 30,000 shares.
(7) Mr. Sumner joined us in July 1997.
(8) Represents options to purchase 85,000 shares granted under our 1997 Stock Option Plan and non-plan options to purchase 40,000 shares.

     The following table sets forth information concerning options granted in the fiscal year ended October 31, 1998 to the Named Executives:


              Option Grants in Fiscal Year Ended October 31, 1998



                                                  Individual Grants
                                            ------------------------------
                               Number of                                                     Potential Realizable
                               Securities    Percent of Total                                  Value at Assumed
                               Underlying     Options Granted    Exercise                    Annual Rates of Stock
                                Options       to Employees in      Price     Expiration     Price Appreciation for
Name                          Granted (#)     Fiscal Year(%)      ($/Sh)        Date            Option Term(1)
----                         -------------  ------------------  ----------  ------------  ---------------------------
                                                                                              5%($)          10%($)
                                                                                             ------         -------
Ryan A. Brant .............          --     --                     --                --          --             --
Larry Muller ..............      20,000     1.2                 5.1875        8/31/2003      28,600         63,400
Anthony R. Williams .......      30,000                         2.50          8/31/2003      20,700         45,900
                                120,000     9.1                 5.1875        8/31/2003     171,600        380,400
Barbara A. Ras ............      30,000     1.8                 5.1875        8/31/2003      42,900         95,100
Kelly Sumner ..............      40,000                         5.00         12/31/2002      55,200        122,000
                                 85,000     7.6                 5.1875       12/31/2002     121,550        269,450

------------
(1) The potential realizable value columns of the table illustrate values that might be realized upon exercise of the options immediately prior to their expiration, assuming our common stock appreciates at the compounded rates specified over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment or nontransferability of the options and do not make any provision for taxes associated with exercise. Because actual gains will depend upon, among other things, future performance of the common stock, there can be no assurance that the amounts reflected in this table will be achieved.

     The following table sets forth information concerning the value of options exercised during the fiscal year ended October 31, 1998 and the value of unexercised stock options held by the Named Executives as of October 31, 1998:


                Aggregated Option Exercises and Year End Values



                                                               Number of Securities
                                                                    Underlying                Value of Unexercised
                                                               Unexercised Options            In-the-Money Options
                                  Shares         Value       at October 31, 1998 (#)        at October 31, 1998 ($)*
                                Acquired on    Realized   ------------------------------  -----------------------------
Name                           Exercise (#)       ($)      Exercisable    Unexercisable    Exercisable    Unexercisable
----                          --------------  ----------  -------------  ---------------  -------------  --------------
Ryan A. Brant ..............     112,000       642,960       391,880          30,000        2,095,090         30,000
Larry Muller ...............          --            --            --          20,000               --         26,250
Anthony R. Williams ........          --            --            --         150,000               --        277,500
Barbara A. Ras .............          --            --        70,243          25,000          205,844         35,625
Kelly Sumner ...............          --            --        10,000         115,000           15,000        156,563

------------
* Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end market value of the common stock, which was $6.50 on October 31, 1998.

Director Compensation

     Non-employee directors currently receive no cash compensation for serving on the Board of Directors other than reimbursement of reasonable expenses incurred in attending meetings. In December 1998, we issued Mr. Flug options to purchase 10,000 shares of common stock at a price of $5.875 per share.


Employment Agreements


     Ryan A. Brant entered into an employment agreement with us for a five-year term commencing August 1, 1998. Pursuant to the employment agreement, Mr. Brant agreed to devote his full time to our business as our Chief Executive Officer. The employment agreement provides that Mr. Brant is entitled to receive a base salary of $233,000 and a bonus equal to $20,000 per fiscal quarter in the event we achieve certain earnings levels. We also agreed to issue to Mr. Brant options to purchase 100,000 shares of common stock at an exercise price of $6.25 per share. In the event the employment agreement is terminated under certain circumstances (including in the event of a change of control), Mr. Brant will be entitled to receive certain severance compensation. Mr. Brant's employment agreement contains confidentiality and non-compete provisions.


     Anthony R. Williams entered into an employment agreement with us for a three-year term commencing August 1, 1998. Mr. Williams agreed to devote his full time to our business as our Chief Operating Officer. The agreement provides that Mr. Williams is entitled to receive a base salary of $233,000 and a bonus based on our financial performance. In the event the employment agreement is terminated under certain circumstances (including in the event of a change of control), Mr. Williams will be entitled to receive certain severance compensation. Mr. Williams' employment agreement contains confidentiality and non-compete provisions.


     Larry Muller entered into an employment agreement with us for a three-year term commencing January 29, 1999. Mr. Muller agreed to devote his full time to our business as our Chief Financial Officer. The agreement provides that Mr. Muller is entitled to receive a base salary of $233,000 and a bonus based on our financial performance. We also agreed to issue to Mr. Muller options to purchase 10,000 shares of common stock at an exercise price of $5.875 per share. In the event the employment agreement is terminated under certain circumstances (including in the event of a change of control), Mr. Muller will be entitled to receive certain severance compensation. Mr. Muller's employment agreement contains confidentiality and non-compete provisions.


     In July 1997, Take-Two Interactive Software Europe Limited, our wholly-owned subsidiary, entered into an employment agreement (as amended) with Kelly Sumner, an executive officer of Take-Two Interactive Software Europe Limited, our Vice President of International Operations and one of our directors, pursuant to which Mr. Sumner agreed to devote his full time as President and Managing Director for a three-year term. The agreement provides that Mr. Sumner is entitled to an annual salary of $233,000 and a bonus equal to $15,000 per fiscal quarter in the event Take-Two Interactive Software Europe Limited achieves certain earnings levels. Mr. Sumner's employment agreement contains confidentiality and non-compete provisions.


Stock Option Plans

1994 Stock Option Plan


     In February 1994, our stockholders approved the 1994 Stock Option Plan, as adopted by the Board of Directors, and as amended in April 1995 and January 1996, pursuant to which key employees are eligible to receive incentive stock options to purchase up to an aggregate of 896,654 shares of common stock. No options are available for grant under the 1994 Stock Option Plan.


     The 1994 Stock Option Plan provides that the exercise price of each incentive stock option must be at least equal to 100% of the fair market value of the common stock on the date of grant (110% in the case of stockholders who own more than 10% of the outstanding common stock), and requires that options expire not later than the tenth anniversary of the date of grant (the fifth anniversary in the case of stockholders who own more than 10% of the outstanding common stock). With certain limited exceptions, in the event that an option holder ceases to be associated with us, such option holder's incentive options immediately terminate. Pursuant to the provisions of the 1994 Stock Option Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any calendar year cannot exceed $100,000.

1997 Stock Option Plan

     In January 1997, our stockholders approved the 1997 Stock Option Plan, as adopted by the Board of Directors, and as amended in April 1998, pursuant to which officers, directors, employees and consultants are eligible to receive incentive stock options and non-qualified stock options to purchase up to an aggregate of 2,000,000 shares of common stock. As of January 31, 1999, no options were available for grant pursuant to the 1997 Stock Option Plan.

     The 1997 Stock Option Plan provides that the exercise price of each incentive stock option must be at least equal to 100% of the fair market value of the common stock on the date of grant (110% in the case of stockholders who own more than 10% of the outstanding common stock), and requires that options expire not later than the tenth anniversary of the date of grant (the fifth anniversary in the case of stockholders who own more than 10% of the outstanding common stock). With certain limited exceptions, in the event that an option holder ceases to be employed by us or engages in or is involved with any business similar to our business, such option holder's incentive options immediately terminate. Pursuant to the provisions of the 1997 Stock Option Plan, the aggregate fair market value, determined as of the date(s) of grant, for which incentive stock options are first exercisable by an option holder during any calendar year cannot exceed $100,000.

     The 1997 Stock Option Plan requires that the exercise price of all non-qualified stock options be at least equal to 100% of the fair market value of the common stock on the date of grant, provided that non-qualified options may be issued at a lower exercise price (but in no event less than 85% of fair market value) if our net pre-tax income in the full fiscal year immediately preceding the date of grant exceeded 125% of our mean annual average net pre-tax income for the three fiscal years immediately preceding such year. Non-qualified options must have an expiration date not later than the eighth anniversary of the date of the grant. With certain limited exceptions, in the event that the option holder ceases to be associated with us or engages in or becomes involved with any business similar to our business, such option holder's non-qualified options immediately terminate.


Limitations of Liability and Indemnification

     Section 145 of the Delaware General Corporation Law ("DGCL") contains provisions permitting our directors and officers to be indemnified against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) as the result of an action or proceeding in which they may be involved by reason of having been a director or officer. Our Certificate of Incorporation includes a provision that limits the personal liability of our directors to us or our stockholders for monetary damages arising from a breach of their fiduciary duties as directors to the fullest extent now or hereafter permitted by the DGCL. Under the DGCL as currently in effect, this provision limits a director's liability except for (i) any breach of the director's duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) actions covered under Section 174 of the DGCL or (iv) any transaction in which the director obtains an improper personal benefit. This provision does not prevent us or our stockholders from seeking equitable remedies, such an injunctive relief or rescission. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against actions taken by directors that constitute negligence or gross negligence.

     Our Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted from time to time under the DGCL (subject to certain exceptions) and requires us to advance expenses to the extent permitted from time to time under the DGCL. In addition, our By-laws require us to indemnify our officers, directors, employees and agents to the extent permitted by the DGCL.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of the date of this prospectus, relating to the beneficial ownership of shares of our common stock by (i) each person or entity whom we know owns beneficially 5% or more of our outstanding common stock, (ii) each of our directors, (iii) each of the Named Executives, (iv) each selling stockholder and (v) all of our directors and executive officers as a group.




                                                      Shares Beneficially
                                                             Owned                            Shares Beneficially
                                                      Prior to Offering(2)                  Owned After Offering(2)
                                                     ----------------------                 -----------------------
                                                                              Shares Being
            Name of Beneficial Owner(1)                 Number     Percent      Offered        Number      Percent
---------------------------------------------------  -----------  ---------  -------------  -----------  ----------
Peter M. Brant(3) .................................   3,048,749     15.3%            --      3,048,749       13.4%
BMG Entertainment .................................   1,850,000      9.3        500,000      1,350,000        6.0
Robert Alexander(4) ...............................   1,425,000      7.2        200,000      1,225,000        5.4
David Rosenbaum(5) ................................   1,252,500      6.3         50,000      1,202,500        5.3
Oliver R. Grace, Jr.(6) ...........................     781,338      3.9             --        781,338        3.4
Ryan A. Brant(7) ..................................     718,563      3.7             --        718,563        3.2
Neil S. Hirsch(8) .................................     222,276      1.1             --        222,276          *
Larry Muller(9) ...................................     164,167        *             --        164,167          *
Robert Flug(10) ...................................     110,000        *             --        110,000          *
Anthony R. Williams(11) ...........................     100,000        *             --        100,000          *
Barbara A. Ras(12) ................................      70,243        *             --         70,243          *
Kelly Sumner(13) ..................................      62,500        *             --         62,500          *
All directors and executive officers as a group
 (eight persons)(14) ..............................   2,229,087     11.0             --      2,229,087        9.7


------------
*  Less than 1%.


(1) Unless otherwise indicated, the address of each beneficial owner is 575 Broadway, New York, New York 10012.


(2) Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this prospectus, have been exercised.


(3) Includes 1,941,930 shares of common stock held by Brant Allen Industries Incentive Profit Sharing Plan and 100,000 shares of common stock held by Mr. Brant's wife.


(4) Includes 50,000 shares of common stock issuable upon the exercise of options granted under the 1997 plan which are currently exercisable.


(5) Includes 15,000 shares of common stock issuable upon the exercise of options granted under the 1997 Plan which are currently exercisable. Mr. Rosenbaum is an employee of Jack of All Games, Inc.



(6) Includes: (i) 653,678 shares of common stock owned of record by Anglo American Security Fund, L.P. ("Anglo American"), of which Mr. Grace is a general partner, (ii) 17,960 shares of common stock issuable upon the exercise of options owned by Anglo American, (iii) 88,913 shares of common stock owned by an affiliated entity and (iv) 20,787 shares of common stock issuable upon the exercise of options owned by Mr. Grace.


(7) Includes 80,000 shares of common stock issuable upon the exercise of options granted under the 1997 Plan which are currently exercisable.

(8) Represents shares of common stock held by Bridgehampton Holdings, Inc., an entity controlled by Mr. Hirsch.

(9) Includes 16,667 shares of common stock issuable upon the exercise of options granted under the 1997 Plan which are currently exercisable.

(10) Includes 48,500 shares of common stock held by S.L. Danielle, Inc. and 10,000 shares of common stock issuable upon the exercise of options granted under the 1997 Plan which are currently exercisable.

(11) Includes 60,000 shares of common stock issuable upon the exercise of options granted under the 1997 Plan which are currently exercisable and 15,000 shares of common stock issuable upon the exercise of non-plan options which are currently exercisable.

(12) Includes 40,000 shares of common stock issuable upon the exercise of options granted under the 1997 Plan, which are currently exercisable.

(13) Represents 62,500 shares of common stock issuable upon the exercise of options.

(14) Includes currently exercisable options to purchase an aggregate of 322,914 shares of common stock.


     If the underwriters exercise their over-allotment option in full, after the offering Robert Alexander will own 1,025,000 shares (4.5%), and David Rosenbaum will own 1,152,500 shares (5.0%).

                             CERTAIN TRANSACTIONS

     In connection with a private financing in September 1996, Peter M. Brant, a principal stockholder, Neil Hirsch, a director, and Anglo American, of which Oliver R. Grace, Jr., a director, is a general partner, purchased $1,565,180, $72,228 and $212,867, respectively, principal amount of notes and received five-year warrants to purchase 312,339, 14,413 and 42,387 shares, respectively, at an exercise price of $.01 per share. In April 1997, we repaid $212,867 principal amount of such notes to Anglo American. In January 1997, Peter M. Brant agreed to extend the repayment of his portion of such notes until May 14, 1998, in consideration for which extension, the interest rate on the note held by Mr. Brant was increased to 14% per annum. In October 1998, we repaid $72,228 principal amount of such notes to Mr. Hirsch. In August 1997, we repaid $750,000 principal amount of such indebtedness to Mr. Brant and, in September 1997, obtained bank financing to repay the balance of $815,180 principal amount of such indebtedness.

     We lease our office space in New York from 575 Broadway Corporation, a corporation controlled by Peter M. Brant.

     In February 1997, Anglo American, of which Oliver R. Grace, Jr., a director, is a general partner, agreed to convert shares of Series B Convertible Preferred Stock into 409,791 shares of common stock. As an inducement to enter into such agreement, we issued Anglo American options to purchase 38,746 shares of common stock at an exercise price of $2.41 per share. In addition, we entered into a three-year consulting agreement with an affiliate of Anglo American, pursuant to which such affiliate agreed to provide us management consulting services in consideration of the payment of $100,000 over the term of the agreement, of which $33,333 was paid in April 1997 and $16,667 was paid in fiscal 1998. The Company also paid $35,000 to Anglo American in dividends on the Series B Preferred Stock in fiscal 1997.

     We believe that all of such transactions and arrangements were advantageous to us and were on terms no less favorable to us than could have been obtained from unaffiliated third parties.

                         DESCRIPTION OF CAPITAL STOCK


General


     Our authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, no par value per share. As of the date of this prospectus, and giving effect to this offering there are 22,675,530 shares of common stock outstanding and no shares of preferred stock are outstanding.



Common Stock

     Holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors in its discretion out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets, if any, legally available for distribution to them after payment of debts and liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued upon payment of the consideration set forth in this prospectus, fully paid and non-assessable.


Preferred Stock

     Our Certificate of Incorporation authorizes us to issue preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. There are currently no shares of Preferred Stock outstanding. Accordingly, the Board of Directors has the power, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a third party from gaining control of us.


Delaware Anti-Takeover Law

     We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, under Section 203, a publicly-held Delaware corporation may not engage in any business combination with any "interested stockholder" for a period of three years following the time such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the Board of Directors. The term "business combination" includes mergers and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. This statute could, among other things, make it more difficult for a third party to gain control of us or otherwise adversely affect the market price of our common stock.


Transfer Agent and Warrant Agent

     The transfer and registrar agent for our common stock is American Stock Transfer & Trust Company, New York, New York.

                                 UNDERWRITING


     Subject to the terms and conditions contained in an underwriting agreement, the underwriters named below, who are represented by ING Baring Furman Selz LLC, have severally agreed to purchase from us the number of shares of common stock set forth opposite their names below.




                                                  Number
Underwriters                                     of Shares
------------                                   ------------
ING Baring Furman Selz LLC. ................    1,582,000
Gerard Klauer Mattison & Co., LLC ..........      770,000
Morgan Keegan & Company, Inc. ..............      448,000
BancBoston Robertson Stephens Inc. .........       70,000
Bear, Stearns & Co. Inc. ...................       70,000
BT Alex. Brown Incorporated ................       70,000
CIBC Oppenheimer Corp. .....................       70,000
Hambrecht & Quist LLC ......................       70,000
Warburg Dillon Read LLC ....................       70,000
BlueStone Capital Partners, L.P. ...........       70,000
Chatsworth Securities, LLC .................       35,000
Coleman & Co. Securities Inc. ..............       35,000
Dominick & Dominick LLC ....................       35,000
Gilford Securities Incorporated ............       35,000
Pacific Crest Securities ...................       35,000
Wedbush Morgan Securities Inc. .............       35,000
                                                ---------
   Total ...................................    3,500,000
                                                =========



     The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock (other than those shares covered by the over-allotment option described below) if any are purchased.


     The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the underwriters) at such price less a concession not in excess of $.29 per share. The underwriters may allow, and such dealers may re-allow, to certain other dealers, a concession not in excess of $.10 share. After the initial offering of the shares of common stock, the public offering price and other selling terms may be changed by the underwriters at any time without notice.


     The following table shows the underwriting fees to be paid to the underwriters by us and by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 Per            No             Full
                                                                Share        Exercise        Exercise
                                                              ---------   -------------   -------------
   Payable by Take-Two Interactive Software, Inc. .........     $ .48      $1,320,000      $1,452,000
   Payable by the selling stockholders ....................     $ .48      $  360,000      $  480,000



     Other expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us are expected to be approximately $700,000.


     We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 525,000 additional shares of common stock (including up to 275,000 shares offered by us and up to 250,000 shares offered by certain selling stockholders) at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the table above.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

     Each of us, our executive officers and directors and certain stockholders has agreed, subject to certain exceptions, not to: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (1) or (2) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 120 days after the date of this prospectus without the prior written consent of ING Baring Furman Selz LLC. In addition, during such period, we have agreed not to file any registration statement with respect to, and each of our executive officers, directors and certain stockholders has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of ING Baring Furman Selz LLC.

     Other than in the United States, neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

     In the event the common stock does not constitute an excepted security under the provisions of Regulation M promulgated by the SEC, the underwriters and dealers may engage in passive market making transactions in accordance with Rule 103 under Regulation M. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this offering, the underwriters may engage in transactions on the Nasdaq National
Market or the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


                                 LEGAL MATTERS

     Tenzer Greenblatt LLP, New York, New York will pass upon the validity of the common stock offered hereby for us. Latham & Watkins, New York, New York will pass upon certain legal matters relating to this offering for the underwriters.

                                    EXPERTS

     The consolidated balance sheets of Take-Two Interactive, Inc. as of October 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for the three years in the period ended October 31, 1998 have been included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

     The financial statements of Jack of All Games, Inc. as of and for the years ended December 31, 1996 and December 31, 1997 have been included in reliance upon the reports of Aronowitz, Chaiken & Hardesty, LLP, given upon the authority of that firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, certain portions of which have been omitted in accordance with the SEC's rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the SEC, and copies of such materials can be obtained from the Public Reference Section of the SEC at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS
                      TAKE-TWO INTERACTIVE SOFTWARE, INC.




                                                                                                 Page
                                                                                             ------------
Reports of Independent Accountants .......................................................   F-2 and F-3
Consolidated Balance Sheets as of October 31, 1997 and 1998 and the Three Months Ended
 January 31, 1999 (unaudited) ............................................................       F-4
Consolidated Statements of Operations for the years ended October 31, 1996, 1997 and 1998
 and for the Three Months Ended January 31, 1998 and 1999 (unaudited) ....................       F-6
Consolidated Statements of Cash Flows for the years ended October 31, 1996, 1997 and 1998
 and for the Three Months Ended January 31, 1998 and 1999 (unaudited) ....................       F-7
Consolidated Statements of Stockholders' Equity for the years ended October 31, 1996, 1997
 and 1998 and for the Three Months ended January 31, 1999 (unaudited) ....................       F-10
Notes to Consolidated Financial Statements ...............................................       F-12

Report of Independent Accountants



To the Stockholders of
Take-Two Interactive Software, Inc. and Subsidiaries:


In our opinion, based on our audits and the report of other auditors for 1997 and 1996, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows, present fairly, in all material respects, the financial position of Take-Two Interactive Software, Inc. and Subsidiaries at October 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 1997 and 1996 financial statements of Jack of All Games, Inc., a wholly-owned subsidiary, which statements reflect total revenues constituting 77 percent and 74 percent, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Jack of All Games, Inc., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



                                            PricewaterhouseCoopers LLP


December 21, 1998
1301 Avenue of the Americas
New York, NY

                        INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors and
Stockholders of Jack of All Games, Inc.
(An S Corporation)
Cincinnati, Ohio



     We have audited the accompanying balance sheets of Jack of All Games, Inc. (an S Corporation) as of December 31, 1997 and 1996, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Jack of All Games, Inc. (an S Corporation) as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                             Aronowitz, Chaiken & Hardesty, LLP




Cincinnati, Ohio
February 26, 1998

TAKE-TWO INTERACTIVE SOFTWARE, INC. and SUBSIDIARIES


Consolidated Balance Sheets


                                    ASSETS:



                                                                          October 31,
                                                                 ------------------------------
                                                                      1997            1998        January 31, 1999
                                                                 --------------  --------------  -----------------
                                                                                                    (Unaudited)
Current assets:
   Cash and cash equivalents ..................................   $  2,372,194   $  2,762,837      $   4,761,396
   Cash restricted for letter of credit .......................      1,089,760             --                 --
   Accounts receivable, net of allowances of
    $104,972, $1,473,017, and $1,526,808
    (unaudited), respectively .................................     21,404,683     49,138,871         47,493,189
   Inventories, net ...........................................     12,736,952     26,092,541         23,074,122
   Prepaid royalties ..........................................      1,207,750      8,064,510          9,086,192
   Advances to developers .....................................             --      4,319,989          5,002,663
   Prepaid expenses and other current assets ..................      4,851,766      3,981,942          3,650,591
   Deferred tax asset .........................................             --        941,000            941,000
                                                                  ------------   ------------      -------------
      Total current assets ....................................     43,663,105     95,301,690         94,009,153

Fixed assets, net .............................................      1,741,243      1,979,658          1,967,358
Prepaid royalties .............................................        167,500      1,388,673          1,122,742
Capitalized software development costs, net ...................      4,315,728      2,260,037          2,402,958
Intangibles, net ..............................................      6,255,037      8,421,777          8,138,873
Other assets, net .............................................        252,410         33,259                 --
                                                                  ------------   ------------      -------------
      Total assets ............................................   $ 56,395,023   $109,385,094      $ 107,641,084
                                                                  ============   ============      =============

                                        LIABILITIES and STOCKHOLDERS' EQUITY:
Current liabilities:
   Lines of credit, current portion ...........................   $    904,843   $ 30,226,899      $  31,589,639
   Notes payable due to related parties, net of
    discount ..................................................        255,513        222,955            128,734
   Current portion of capital lease obligation ................        158,030         82,373             80,266
   Notes payable, net of discount .............................      4,424,059        137,140            115,578
   Accounts payable ...........................................     17,009,849     31,723,864         22,435,940
   Accrued expenses ...........................................      3,477,440     10,975,362         13,678,527
   Due to related parties .....................................        148,916             --                 --
   Advances to distributors ...................................      1,247,769        136,000                 --
                                                                  ------------   ------------      -------------
      Total current liabilities ...............................     27,626,419     73,504,593         68,028,684

Line of credit ................................................     13,959,073        123,499                 --
Notes payable, net of current portion .........................      2,365,496         97,392             81,861
Notes payable due to related parties, net of discount .........        122,506             --                 --
Capital lease obligation, net of current portion ..............        299,474         94,042                 --
Other liabilities .............................................         87,343             --             63,970
                                                                  ------------   ------------      -------------
      Total liabilities .......................................     44,460,311     73,819,526         68,174,515
                                                                  ============   ============      =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                        October 31,
                                                            -----------------------------------
                                                                  1997               1998         January 31, 1999
                                                            ----------------  -----------------  -----------------
                                                                                                    (Unaudited)
Commitments and contingencies
Stockholders' equity:
   Redeemable preferred stock, Class A, $1.00 par
    value; 317 shares authorized, issued and out-
    standing at October 31, 1997, no shares issued or
    outstanding at October 31, 1998 and January 31,
    1999 (unaudited) .....................................             317                 --                 --
   Preferred stock, Class B, $14.285 par value; 17,500
    shares authorized, no shares issued and outstand-
    ing at October 31, 1997, 1998 and January 31,
    1999 (unaudited) .....................................              --                 --                 --
   Preferred stock, Series A, no par value; 5,000,000
    shares authorized; no shares issued or outstand-
    ing at October 31, 1997, 1998 and January 31,
    1999 (unaudited) .....................................              --                 --                 --
   Common stock, par value $.01 per share;
    50,000,000 shares authorized; 13,033,379,
    18,071,972 and 18,425,924 shares issued and
    outstanding at October 31, 1997, 1998 and Janu-
    ary 31, 1999 (unaudited), respectively ...............         130,333            180,719            184,259
   Additional paid-in capital ............................      15,551,501         33,546,417         34,792,045
   Deferred compensation .................................         (17,250)          (223,657)          (212,951)
   Retained earnings .....................................      (3,599,483)         2,069,522          4,964,358
   Foreign currency translation adjustment ...............        (130,706)            (7,433)          (261,142)
                                                                ----------         ----------         ----------
   Total stockholders' equity ............................      11,934,712         35,565,568         39,466,569
                                                                ----------         ----------         ----------
      Total liabilities and stockholders' equity .........    $ 56,395,023      $ 109,385,094      $ 107,641,084
                                                              ============      =============      =============


The accompanying notes are an integral part of the consolidated financial statements.

             TAKE-TWO INTERACTIVE SOFTWARE, INC. and SUBSIDIARIES
                     Consolidated Statements of Operations




                                                                 Years Ended October 31,
                                                   ----------------------------------------------------
                                                         1996              1997              1998
                                                   ---------------  -----------------  ----------------
Net sales .......................................   $ 55,123,063      $  97,341,225     $ 194,051,566
Cost of sales ...................................     44,315,884         81,479,408       147,555,172
                                                    ------------      -------------     -------------
   Gross profit .................................     10,807,179         15,861,817        46,496,394
Operating expenses:
 Research and development costs .................        994,349          1,847,970         1,702,339
 Selling and marketing ..........................      4,186,981          8,042,947        18,686,086
 General and administrative .....................      3,252,216          5,861,961        13,583,131
 Depreciation and amortization ..................        342,132          1,004,138         1,835,057
                                                    ------------      -------------     -------------
   Total operating expenses .....................      8,775,678         16,757,016        35,806,613
                                                    ------------      -------------     -------------
   Income (loss) from operations ................      2,031,501           (895,199)       10,689,781
Interest expense ................................        307,679          1,843,403         3,680,075
                                                    ------------      -------------     -------------
   Income (loss) before income taxes and
    extraordinary item ..........................      1,723,822         (2,738,602)        7,009,706
Provision (benefit) for income taxes ............         42,149             29,789          (334,136)
                                                    ------------      -------------     -------------
   Net income (loss) before extraordinary
    item ........................................      1,681,673         (2,768,391)        7,343,842
Extraordinary net loss on early
 extinguishment of debt .........................             --                 --           162,748
                                                    ------------      -------------     -------------
Net income (loss)* ..............................      1,681,673         (2,768,391)        7,181,094
Preferred dividends and warrants in lieu of
 preferred dividends ............................        (17,532)          (135,418)               --
   Net income (loss) -- Basic ...................   $  1,664,141      $  (2,903,809)    $   7,181,094
                                                    ============      =============     =============
   Net income (loss) -- Diluted .................   $  1,664,141      $  (2,903,809)    $   7,181,094
                                                    ============      =============     =============
Per share data:
 Basic:
   Weighted average common shares
    outstanding .................................     10,281,000         11,697,342        14,746,854
                                                    ============      =============     =============
 Net income (loss) before extraordinary net
   loss per share ...............................   $       0.16      $       (0.25)    $        0.50
 Extraordinary net loss per share ...............             --                 --            ( 0.01)
                                                    ------------      -------------     -------------
   Net income (loss) -- Basic ...................   $       0.16      $       (0.25)    $        0.49
                                                    ============      =============     =============
Supplemental net income (loss) attributable to
 common stockholders after giving effect to
 S corporation distributions -- Basic ...........   $       0.06      $       (0.31)    $        0.42
                                                    ============      =============     =============
Diluted:
 Weighted average common shares
   outstanding ..................................     11,454,400         11,697,342        17,062,806
                                                    ============      =============     =============
 Net income (loss) before extraordinary net
   loss per share ...............................   $       0.15      $       (0.25)    $        0.43
 Extraordinary net loss per share ...............             --                 --            ( 0.01)
                                                    ------------      -------------     -------------
   Net income (loss) -- Diluted .................   $       0.15      $       (0.25)    $        0.42
                                                    ============      =============     =============
Supplemental net income (loss) attributable to
 common stockholders after giving effect to
 S corporation distributions -- Diluted .........   $       0.06      $       (0.31)    $        0.37
                                                    ============      =============     =============


[RESTUBBED FROM PREVIOUS TABLE]
                                                     Three months ended January 31,
                                                   ----------------------------------
                                                         1998              1999
                                                   ----------------  ----------------
                                                              (Unaudited)
Net sales .......................................      51,405,361        68,280,653
Cost of sales ...................................      40,797,569        53,537,840
                                                       ----------        ----------
   Gross profit .................................      10,607,792        14,742,813
Operating expenses:
 Research and development costs .................         486,963           592,144
 Selling and marketing ..........................       4,231,177         4,161,203
 General and administrative .....................       2,135,246         4,411,498
 Depreciation and amortization ..................         376,542           453,415
                                                       ----------        ----------
   Total operating expenses .....................       7,229,928         9,618,260
                                                       ----------        ----------
   Income (loss) from operations ................       3,377,864         5,124,553
Interest expense ................................       1,548,035           816,517
                                                       ----------        ----------
   Income (loss) before income taxes and
    extraordinary item ..........................       1,829,829         4,308,036
Provision (benefit) for income taxes ............           8,648         1,413,200
                                                       ----------        ----------
   Net income (loss) before extraordinary
    item ........................................       1,821,181         2,894,836
Extraordinary net loss on early
 extinguishment of debt .........................              --                --
                                                       ----------        ----------
Net income (loss)* ..............................       1,821,181         2,894,836
Preferred dividends and warrants in lieu of
 preferred dividends ............................              --                --
   Net income (loss) -- Basic ...................    $  1,821,181      $  2,894,836
                                                     ============      ============
   Net income (loss) -- Diluted .................    $  1,917,511      $  2,894,836
                                                     ============      ============
Per share data:
 Basic:
   Weighted average common shares
    outstanding .................................      13,258,379        18,212,240
                                                     ============      ============
 Net income (loss) before extraordinary net
   loss per share ...............................    $       0.14      $       0.16
 Extraordinary net loss per share ...............              --                --
                                                     ------------      ------------
   Net income (loss) -- Basic ...................    $       0.14      $       0.16
                                                     ============      ============
Supplemental net income (loss) attributable to
 common stockholders after giving effect to
 S corporation distributions -- Basic ...........    $       0.11      $       0.16
                                                     ============      ============
Diluted:
 Weighted average common shares
   outstanding ..................................      14,872,511        19,534,411
                                                     ============      ============
 Net income (loss) before extraordinary net
   loss per share ...............................    $       0.13      $       0.15
 Extraordinary net loss per share ...............              --                --
                                                     ------------      ------------
   Net income (loss) -- Diluted .................    $       0.13      $       0.15
                                                     ============      ============
Supplemental net income (loss) attributable to
 common stockholders after giving effect to
 S corporation distributions -- Diluted .........    $       0.10      $       0.15
                                                     ============      ============


------------
* Net income (loss) includes acquired S corporation net income of $992,659, $1,347,477 and $1,232,636 for the years ended 1996, 1997 and 1998, respectively and $169,660 (unaudited) for the three months ended January 31, 1998.




The accompanying notes are an integral part of the consolidated financial statements.

             TAKE-TWO INTERACTIVE SOFTWARE, INC. and SUBSIDIARIES

                     Consolidated Statements of Cash Flows



                                                             Years Ended October 31,
                                               ----------------------------------------------------
                                                     1996              1997              1998
                                               ---------------  -----------------  ----------------
Cash flows from operating activities:
Net income (loss) ...........................   $   1,681,673     $  (2,768,391)    $    7,181,094
Adjustment to retained earnings as a result
 of business combination
 (Note 3) ...................................              --                --           (581,089)
Adjustment to reconcile net income (loss)
 to net cash (used in)/provided by
 operating activities:
   Depreciation and amortization ............         342,132         1,004,138          1,835,057
   Loss on termination of capital lease .....              --                --            225,395
   Loss on disposal of equipment ............              --               772                 --
   Non-cash revenue .........................        (150,000)               --                 --
   Gain on extraordinary item ...............              --                --            (62,647)
   Recognition of deferred tax asset ........              --                --           (941,000)
   Provision for doubtful accounts ..........         337,366            49,486          1,429,103
   Provision for inventory
    allowances ..............................              --                --            236,616
   Amortization of deferred
    compensation ............................          17,250            17,250            121,887
   Forfeiture of compensatory stock
    options in connection with AIM
    acquisition .............................              --                --                 --
   Amortization of loan discounts ...........         150,039           720,994            890,062
   Amortization of deferred financing
    costs ...................................              --            30,776            246,204
   Issuance of compensatory stock ...........          15,000                --                 --
   Increase in cash value of life
    insurance ...............................          (1,015)           (1,193)                --
   Changes in operating assets and
    liabilities, net of effects of
    acquisitions:
    (Increase) decrease in accounts
      receivable ............................      (5,591,959)      (12,770,174)       (25,865,693)
    (Increase) decrease in inventories,
      net ...................................      (4,971,388)       (5,308,962)        (5,579,244)
    Increase in prepaid royalties ...........        (285,000)       (1,090,250)          (466,809)
    Increase in advances to developers                     --                --         (4,319,989)
    (Increase) decrease in prepaid
      expenses and other current assets              (116,099)       (3,495,307)         1,295,156
    (Increase) decrease in capitalized
      software development costs, net .......         320,374        (1,033,618)         2,055,691
    (Increase) decrease in other assets,
      net ...................................              --                --            (33,259)
    Increase (decrease) in accounts
      payable ...............................       4,342,357         6,899,111          8,540,452
    Increase in accrued expenses ............         439,106         2,443,016          6,920,367
    (Increase) decrease in due to/from
      related parties .......................          25,749           400,420             49,917
    Decrease in other liabilities ...........              --                --            (87,343)
    (Decrease) increase in
      advances-principally distributors            (1,481,582)          441,932         (1,111,769)
                                                -------------     -------------     --------------
      Net cash (used in) provided by
       operating activities .................      (4,925,997)      (14,460,000)        (8,021,841)
                                                -------------     -------------     --------------


[RESTUBBED FROM PREVIOUS TABLE]

                                               Three months ended January 31,
                                               ------------------------------
                                                    1998            1999
                                               --------------  --------------
                                                        (Unaudited)
Cash flows from operating activities:
Net income (loss) ...........................   $  1,821,181    $  2,894,836
Adjustment to retained earnings as a result
 of business combination
 (Note 3) ...................................       (581,089)             --
Adjustment to reconcile net income (loss)
 to net cash (used in)/provided by
 operating activities:
   Depreciation and amortization ............        376,542         453,415
   Loss on termination of capital lease .....             --              --
   Loss on disposal of equipment ............             --              --
   Non-cash revenue .........................             --              --
   Gain on extraordinary item ...............             --              --
   Recognition of deferred tax asset ........             --              --
   Provision for doubtful accounts ..........        404,911         182,243
   Provision for inventory
    allowances ..............................             --              --
   Amortization of deferred
    compensation ............................          4,312         126,706
   Forfeiture of compensatory stock
    options in connection with AIM
    acquisition .............................             --        (140,793)
   Amortization of loan discounts ...........        664,580           1,008
   Amortization of deferred financing
    costs ...................................        184,653              --
   Issuance of compensatory stock ...........             --         116,065
   Increase in cash value of life
    insurance ...............................             --              --
   Changes in operating assets and
    liabilities, net of effects of
    acquisitions:
    (Increase) decrease in accounts
      receivable ............................      3,848,825       1,463,439
    (Increase) decrease in inventories,
      net ...................................      2,425,504       3,018,419
    Increase in prepaid royalties ...........       (596,956)       (755,751)
    Increase in advances to developers                    --        (682,674)
    (Increase) decrease in prepaid
      expenses and other current assets            2,654,352         331,351
    (Increase) decrease in capitalized
      software development costs, net .......      1,278,854        (142,921)
    (Increase) decrease in other assets,
      net ...................................             --          33,259
    Increase (decrease) in accounts
      payable ...............................     (7,244,244)     (9,287,924)
    Increase in accrued expenses ............        496,629       2,703,165
    (Increase) decrease in due to/from
      related parties .......................        (32,727)             --
    Decrease in other liabilities ...........        (87,343)             --
    (Decrease) increase in
      advances-principally distributors             (595,050)       (136,000)
                                                ------------    ------------
      Net cash (used in) provided by
       operating activities .................      5,022,934         177,843
                                                ------------    ------------

The accompanying notes are an integral part of the consolidated financial statements.

                                                               Years Ended October 31,
                                                  -------------------------------------------------
                                                        1996             1997             1998
                                                  ---------------  ---------------  ---------------
Cash flows from investing activities:
 Purchase of fixed assets ......................        (283,422)       (714,514)        (630,304)
 Proceeds from the sale of fixed assets ........              --           1,500               --
 Cash restricted for letter of credit ..........              --      (1,089,760)       1,089,760
 Investment in joint venture ...................        (133,893)        133,893               --
 Acquisition, net cash paid ....................        (900,000)       (100,000)      (1,186,874)
 Additional royalty payment in connection
   with the Mission acquisition ................              --        (814,478)              --
                                                   -------------    ------------     ------------
      Net cash used in investing
       activities ..............................      (1,317,315)     (2,583,359)        (727,418)
                                                   -------------    ------------     ------------
Cash flows from financing activities:
 Issuance of stock and warrants in
   connection with initial public offering
   net of stock issuance costs of
   $1,920,232 ..................................              --       7,463,769               --
 Costs associated with proposed initial
   public offering .............................         (45,608)             --               --
 Redemption of preferred stocks ................              --              --             (317)
 Proceeds from private placement, net ..........         192,000              --        5,955,333
 Net borrowings under lines of credit ..........       5,177,671       7,611,469       11,547,778
 Proceeds from notes payable ...................       2,028,591       7,200,000          951,569
 Repayments of notes payable ...................         (20,634)     (2,687,301)      (8,349,682)
 Proceeds from exercise of stock options .......          45,750             156          148,264
 Repayment of capital lease obligation .........              --         (70,668)        (305,281)
 Loans to stockholders .........................        (280,669)             --               --
 Repayment from stockholders ...................         161,617              --               --
 Dividends to preferred stockholders ...........              --         (35,000)              --
 Distributions to S corporation shareholders          (1,005,800)       (673,092)        (931,000)
                                                   -------------    ------------     ------------
 Net cash provided by/(used in)
   financing activities ........................       6,252,918      18,809,333        9,016,664
                                                   -------------    ------------     ------------
Effect of foreign exchange rates ...............              --        (130,706)         123,238
      Net increase (decrease) in cash for
       the period ..............................           9,606       1,635,268          390,643
Cash and cash equivalents, beginning of
 the period ....................................         727,320         736,926        2,372,194
                                                   -------------    ------------     ------------
Cash and Cash equivalents, end of
 the period ....................................   $     736,926    $  2,372,194     $  2,762,837
                                                   =============    ============     ============
The Company declared dividends to the
 holder of the cumulative convertible
 preferred stock Class B and the full
 amount was converted into notes payable
 in connection with the 1996 financing .........   $      17,500
                                                   =============
Certain amounts owed to a stockholder and
 director of the Company under a
 consulting agreement were converted into
 common stock ..................................   $     102,221
                                                   =============
Certain amounts owed to a stockholder and
 director of the Company under a
 consulting agreement were converted into
 short-term notes payable in
 connection with the 1966 financing ............   $      65,500
                                                   =============
Issuance of warrants in less of dividends ......              --         100,352               --
                                                                    ============
Issuance of common stock in connection
 with IMSI and CAG acquisition .................              --           1,000               --
                                                   =============    ============     ============

[RESTUBBED FROM PREVIOUS TABLE]

                                                   Three months ended January 31,
                                                  --------------------------------
                                                        1998             1999
                                                  ---------------  ---------------
                                                            (Unaudited)
Cash flows from investing activities:
 Purchase of fixed assets ......................        (65,470)        (184,408)
 Proceeds from the sale of fixed assets ........             --               --
 Cash restricted for letter of credit ..........             --               --
 Investment in joint venture ...................             --               --
 Acquisition, net cash paid ....................     (1,186,874)              --
 Additional royalty payment in connection
   with the Mission acquisition ................             --               --
                                                   ------------      -----------
      Net cash used in investing
       activities ..............................     (1,252,344)        (184,408)
                                                   ------------      -----------
Cash flows from financing activities:
 Issuance of stock and warrants in
   connection with initial public offering
   net of stock issuance costs of
   $1,920,232 ..................................             --               --
 Costs associated with proposed initial
   public offering .............................             --               --
 Redemption of preferred stocks ................             --               --
 Proceeds from private placement, net ..........             --               --
 Net borrowings under lines of credit ..........       (980,826)       1,239,241
 Proceeds from notes payable ...................        803,800               --
 Repayments of notes payable ...................     (3,693,472)        (132,322)
 Proceeds from exercise of stock options .......         45,000        1,157,897
 Repayment of capital lease obligation .........        (30,113)         (19,558)
 Loans to stockholders .........................             --               --
 Repayment from stockholders ...................             --               --
 Dividends to preferred stockholders ...........             --               --
 Distributions to S corporation shareholders           (362,000)              --
                                                   ------------      -----------
 Net cash provided by/(used in)
   financing activities ........................     (4,217,611)       2,245,258
                                                   ------------      -----------
Effect of foreign exchange rates ...............        (10,418)        (240,134)
      Net increase (decrease) in cash for
       the period ..............................       (457,439)       1,998,559
Cash and cash equivalents, beginning of
 the period ....................................      2,372,194        2,762,837
                                                   ------------      -----------
Cash and Cash equivalents, end of
 the period ....................................   $  1,914,755      $ 4,761,396
                                                   ============      ===========
The Company declared dividends to the
 holder of the cumulative convertible
 preferred stock Class B and the full
 amount was converted into notes payable
 in connection with the 1996 financing .........
Certain amounts owed to a stockholder and
 director of the Company under a
 consulting agreement were converted into
 common stock ..................................
Certain amounts owed to a stockholder and
 director of the Company under a
 consulting agreement were converted into
 short-term notes payable in
 connection with the 1966 financing ............
Issuance of warrants in less of dividends ......             --               --
Issuance of common stock in connection
 with IMSI and CAG acquisition .................             --               --
                                                   ============      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                   Three months ended
                                                           Years Ended October 31,                     January 31,
                                              --------------------------------------------------  ---------------------
                                                    1996             1997             1998             1998        1999
                                              ---------------  ---------------  ----------------  --------------  -----
                                                                                                       (Unaudited)
Issuance of common stock in connection
 with JAG acquisition ......................             --               --            27,500               --     --
                                               ============     ============     =============     ============    ===
Supplemental information in businesses
 acquired:
 Fair value of assets acquired .............   $  2,693,928     $  4,948,654     $  23,718,551     $ 12,181,948    $--
   Less, facilities assumed ................     (1,293,928)      (1,100,492)      (10,553,988)      (8,812,948)    --
    Stock issued ...........................       (440,000)      (3,000,000)      (11,411,289)      (1,612,500)    --
    Note payable ...........................             --         (700,000)               --               --     --
    Options issued .........................             --               --          (253,294)        (256,500)    --
    Direct transaction costs ...............             --          (48,162)               --               --     --
                                               ------------     ------------     -------------     ------------    ---
Cash paid ..................................        960,000          100,000         1,500,000        1,500,000     --
 Less, cash acquired .......................        (60,000)              --          (313,126)        (313,126)    --
                                               ------------     ------------     -------------     ------------    ---
Net cash paid ..............................   $    900,000     $    100,000     $   1,186,874     $  1,186,874    $--
                                               ============     ============     =============     ============    ===
Cash paid during the period for interest ...   $    195,843     $  1,290,318     $   2,323,787
                                               ============     ============     =============
Cash paid during the period for taxes ......   $     37,612     $     28,654     $      59,235
                                               ============     ============     =============
                                               $     17,040     $    505,088     $      75,418
                                               ============     ============     =============


The accompanying notes are an integral part of the consolidated financial statements.

TAKE-TWO INTERACTIVE SOFTWARE, INC. and SUBSIDIARIES
Consolidated Statements of Stockholders' Equity


                                                                                                  Series A
                                                  Class A                 Class B               Convertible
                                              Preferred Stock         Preferred Stock         Preferred Stock
                                             ------------------  --------------------------  ------------------
                                              Shares    Amount      Shares        Amount      Shares    Amount
                                             --------  --------  ------------  ------------  --------  --------
Balance, November 1, 1995 .................     317     $ 317        17,500     $  249,987     $ --        --
Issuance of common stock ..................      --        --            --             --       --        --
Issuance of compensatory stock options ....      --        --            --             --       --        --
Amortization of deferred compensation .....      --        --            --             --       --        --
Issuance of common stock in connection
 with Mission Studios acquisition .........      --        --            --             --       --        --
Issuance of warrants in connection with
 '96 private placement ....................      --        --            --             --       --        --
Declaration of dividends to preferred
 stockholders .............................      --        --            --             --       --        --
Conversion of consulting payments into
 common stock .............................      --        --            --             --       --        --
Exercise of stock options .................      --        --            --             --       --        --
Distributions to S corporation
 shareholders prior to acquisition ........      --        --            --             --       --        --
Net income ................................      --        --            --             --       --        --
                                                ---     -----        ------     ----------     ----      ----
Balance, October 31, 1996 .................     317       317        17,500        249,987       --        --
Conversion of preferred stock .............      --        --       (17,500)      (249,987)      --        --
Issuance of warrants in lieu of dividends .      --        --            --             --       --        --
Issuance of common stock and warrants
 in connection with a public offering,
 net of issuance costs ....................      --        --            --             --       --        --
Issuance of common stock and warrants
 in connection with 1997 placement of
 debt .....................................      --        --            --             --       --        --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................      --        --            --             --       --        --
Issuance of common stock in connection
 with TTE and ART acquisition .............      --        --            --             --       --        --
Exercise of stock options .................      --        --            --             --       --        --
Declaration of dividends to preferred
 stockholders .............................      --        --            --             --       --        --
Amortization of deferred compensation .....      --        --            --             --       --        --
Distributions to S corporation
 shareholders prior to acquisition ........      --        --            --             --       --        --
Foreign currency translation adjustment ...      --        --            --             --       --        --
Net loss ..................................      --        --            --             --       --        --
                                                ---     -----       -------     ----------     ----      ----
Balance, October 31, 1997 .................     317       317            --             --       --        --

[RESTUBBED FROM PREVIOUS TABLE

                                                    Common Stock                                                Retained
                                             --------------------------      Additional        Deferred         Earnings
                                                Shares        Amount      Paid-in Capital    Compensation       Deficit
                                             ------------  ------------  -----------------  --------------  ---------------
Balance, November 1, 1995 .................   10,028,974    $ 100,289       $ 2,484,392       $       --     $   (680,923)
Issuance of common stock ..................       24,944          249            59,751               --               --
Issuance of compensatory stock options ....           --           --            51,750          (51,750)              --
Amortization of deferred compensation .....           --           --                --           17,250               --
Issuance of common stock in connection
 with Mission Studios acquisition .........      182,923        1,829           438,171               --               --
Issuance of warrants in connection with
 '96 private placement ....................           --           --           750,197               --               --
Declaration of dividends to preferred
 stockholders .............................           --           --                --               --          (17,532)
Conversion of consulting payments into
 common stock .............................       42,496          425           101,796               --               --
Exercise of stock options .................        1,663           17               733               --               --
Distributions to S corporation
 shareholders prior to acquisition ........           --           --                --               --       (1,005,800)
Net income ................................           --           --                --               --        1,681,673
                                              ----------    ---------       -----------       ----------     ------------
Balance, October 31, 1996 .................   10,281,000      102,809         3,886,790          (34,500)         (22,582)
Conversion of preferred stock .............      409,791        4,098           245,889               --               --
Issuance of warrants in lieu of dividends .           --           --           100,352               --         (100,352)
Issuance of common stock and warrants
 in connection with a public offering,
 net of issuance costs ....................    1,840,000       18,400         7,399,761               --               --
Issuance of common stock and warrants
 in connection with 1997 placement of
 debt .....................................       55,000          550           909,229               --               --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................       26,035          260              (104)              --               --
Issuance of common stock in connection
 with TTE and ART acquisition .............      406,553        4,066         2,995,934               --               --
Exercise of stock options .................       15,000          150            13,650               --               --
Declaration of dividends to preferred
 stockholders .............................           --           --                --               --          (35,066)
Amortization of deferred compensation .....           --           --                --           17,250               --
Distributions to S corporation
 shareholders prior to acquisition ........           --           --                --               --         (673,092)
Foreign currency translation adjustment ...           --           --                --               --               --
Net loss ..................................           --           --                --               --       (2,768,391)
                                              ----------    ---------       -----------       ----------     ------------
Balance, October 31, 1997 .................   13,033,379      130,333        15,551,501          (17,250)      (3,599,483)


[RESTUBBED FROM PREVIOUS TABLE

                                               Accumulated
                                                  Other                           Comprehensive
                                              Comprehensive                           Income
                                                  Income            Total             (Loss)
                                             ---------------  -----------------  ---------------
Balance, November 1, 1995 .................    $        --     $     2,154,062    $          --
Issuance of common stock ..................             --              60,000               --
Issuance of compensatory stock options ....             --                  --               --
Amortization of deferred compensation .....             --              17,250               --
Issuance of common stock in connection
 with Mission Studios acquisition .........             --             440,000               --
Issuance of warrants in connection with
 '96 private placement ....................             --             750,197               --
Declaration of dividends to preferred
 stockholders .............................             --             (17,532)              --
Conversion of consulting payments into
 common stock .............................             --             102,221               --
Exercise of stock options .................             --                 750               --
Distributions to S corporation
 shareholders prior to acquisition ........             --          (1,005,800)              --
Net income ................................             --           1,681,673        1,681,673
                                               -----------     ---------------    -------------
Balance, October 31, 1996 .................             --           4,182,821        1,681,673
Conversion of preferred stock .............             --                  --               --
Issuance of warrants in lieu of dividends .             --                  --               --
Issuance of common stock and warrants
 in connection with a public offering,
 net of issuance costs ....................             --           7,418,161               --
Issuance of common stock and warrants
 in connection with 1997 placement of
 debt .....................................             --             909,779               --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................             --                 156               --
Issuance of common stock in connection
 with TTE and ART acquisition .............             --           3,000,000               --
Exercise of stock options .................             --              13,800               --
Declaration of dividends to preferred
 stockholders .............................             --             (35,066)              --
Amortization of deferred compensation .....             --              17,250               --
Distributions to S corporation
 shareholders prior to acquisition ........             --            (673,092)              --
Foreign currency translation adjustment ...       (130,706)           (130,706)        (130,706)
Net loss ..................................             --          (2,768,391)      (2,768,381)
                                               -----------     ---------------    -------------
Balance, October 31, 1997 .................       (130,706)       11,934,712.00      (2,899,097)


                  The accompanying notes are an integral part of the consolidated financial statements.

                                                  Class A             Class B            Series A Convertible
                                              Preferred Stock     Preferred Stock           Preferred Stock
                                            -------------------  ------------------  -----------------------------
                                             Shares     Amount    Shares    Amount        Shares         Amount
                                            --------  ---------  --------  --------  ---------------  ------------
Issuance of common stock and compen-
 satory stock options in connection
 with AIM acquisition .....................     --          --        --        --               --            --
Issuance of preferred stock in connection
 with BMG acquisition .....................     --          --        --        --        1,850,000        18,500
Conversion of preferred stock to com-
 mon stock issued in connection with
 BMG acquisition ..........................     --          --        --        --       (1,850,000)      (18,500)
Issuance of common stock in connection
 with DirectSoft acquisition ..............     --          --        --        --               --            --
Redemption of preferred stock .............   (317)       (317)       --        --               --            --
Issuance of common stock in connection
 with March 1998 private placement,
 net of issuance costs ....................     --          --        --        --               --            --
Issuance of common stock in connection
 with May 1998 private placement, net
 of issuance costs ........................     --          --        --        --               --            --
Cashless exercise of public warrants, 1
 share of common stock for 2 warrants
 surrendered ..............................     --          --        --        --               --            --
Cashless exercise of underwriters' war-
 rants, 1 share of common stock for 2
 warrants surrendered .....................     --          --        --        --               --            --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................     --          --        --        --               --            --
Exercise of stock options .................     --          --        --        --               --            --
Issuance of common stock in connection
 with early extinguishment of debt ........     --          --        --        --               --            --
Issuance of compensatory stock options ....     --          --        --        --               --            --
Amortization of deferred compensation .....     --          --        --        --               --            --
Distributions to S corporation
 shareholders prior to acquisition ........     --          --        --        --               --            --
Foreign currency translation adjustment ...     --          --        --        --               --            --
Net income ................................     --          --        --        --               --            --
Less: net income of JAG and Talonsoft
 for the two months ended December
 31, 1997 .................................     --          --        --        --               --            --
                                              ----        ----      ----      ----    -------------    ----------
Balance, October 31, 1998 .................     --          --        --        --               --            --
Exercise of stock options .................     --          --        --        --               --            --
Amortization of deferred compensation .....     --          --        --        --               --            --
Issuance of warrants ......................     --          --        --        --               --            --
Issuance of compensatory stock ............     --          --        --        --               --            --
Forfeiture of compensatory stock options
 in connection with AIM acquisition .......     --          --        --        --               --            --
Foreign currency translation adjustment ...     --          --        --        --               --            --
Net income ................................     --          --        --        --               --            --
                                              ----        ----      ----      ----    -------------    ----------
Balance, January 31, 1999 (unaudited) .....     --     $    --    $   --    $   --    $          --    $       --
                                              ====     =======    ======    ======    =============    ==========

[RESTUBBED FROM PREVIOUS TABLE

                                                   Common Stock                                               Retained
                                            --------------------------      Additional        Deferred        Earnings
                                                Shares        Amount     Paid-in Capital    Compensation      Deficit
                                            --------------  ----------  -----------------  --------------  -------------
Issuance of common stock and compen-
 satory stock options in connection
 with AIM acquisition .....................      500,000        5,000        1,864,000         (253,294)            --
Issuance of preferred stock in connection
 with BMG acquisition .....................           --           --        9,520,563               --             --
Conversion of preferred stock to com-
 mon stock issued in connection with
 BMG acquisition ..........................    1,850,000       18,500               --               --             --
Issuance of common stock in connection
 with DirectSoft acquisition ..............       40,000          400          256,100               --             --
Redemption of preferred stock .............           --           --               --               --             --
Issuance of common stock in connection
 with March 1998 private placement,
 net of issuance costs ....................      158,333        1,583          896,750               --             --
Issuance of common stock in connection
 with May 1998 private placement, net
 of issuance costs ........................        7,700      770,000        5,049,300               --             --
Cashless exercise of public warrants, 1
 share of common stock for 2 warrants
 surrendered ..............................      897,183        8,972           (8,972)              --             --
Cashless exercise of underwriters' war-
 rants, 1 share of common stock for 2
 warrants surrendered .....................      160,000        1,600           (1,600)              --             --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................      378,939        3,789               --               --             --
Exercise of stock options .................      252,000        2,520          156,743               --             --
Issuance of common stock in connection
 with early extinguishment of debt ........       32,138          322          187,032               --             --
Issuance of compensatory stock options ....           --           --           75,000          (75,000)            --
Amortization of deferred compensation .....           --           --               --          121,887             --
Distributions to S corporation
 shareholders prior to acquisition ........           --           --               --               --       (931,000)
Foreign currency translation adjustment ...           --           --               --               --             --
Net income ................................           --           --               --               --      7,181,094
Less: net income of JAG and Talonsoft
 for the two months ended December
 31, 1997 .................................           --           --               --               --       (581,089)
                                             -----------     --------      -----------       ----------     ----------
Balance, October 31, 1998 .................   18,071,972      180,719       33,546,417         (223,657)     2,069,522
Exercise of stock options .................      248,909        2,489        1,155,407               --             --
Amortization of deferred compensation .....           --           --               --          126,706             --
Issuance of warrants ......................           --           --          116,000         (116,000)            --
Issuance of compensatory stock ............      105,043        1,051          115,014               --             --
Forfeiture of compensatory stock options
 in connection with AIM acquisition .......           --           --         (140,793)              --             --
Foreign currency translation adjustment ...           --           --               --               --             --
Net income ................................           --           --               --               --      2,894,836
                                             -----------     --------      -----------       ----------     ----------
Balance, January 31, 1999 (unaudited) .....  $18,425,924     $184,259      $34,792,045       $ (212,951)    $4,964,358
                                             ===========     ========      ===========       ==========     ==========

[RESTUBBED FROM PREVIOUS TABLE

                                              Accumulated
                                                 Other                        Comprehensive
                                             Comprehensive                       Income
                                                 Income           Total          (Loss)
                                            ---------------  --------------  --------------
Issuance of common stock and compen-
 satory stock options in connection
 with AIM acquisition .....................            --       1,615,706              --
Issuance of preferred stock in connection
 with BMG acquisition .....................            --       9,539,063              --
Conversion of preferred stock to com-
 mon stock issued in connection with
 BMG acquisition ..........................            --              --              --
Issuance of common stock in connection
 with DirectSoft acquisition ..............            --         256,500              --
Redemption of preferred stock .............            --            (317)             --
Issuance of common stock in connection
 with March 1998 private placement,
 net of issuance costs ....................            --         898,333              --
Issuance of common stock in connection
 with May 1998 private placement, net
 of issuance costs ........................            --       5,057,000              --
Cashless exercise of public warrants, 1
 share of common stock for 2 warrants
 surrendered ..............................            --              --              --
Cashless exercise of underwriters' war-
 rants, 1 share of common stock for 2
 warrants surrendered .....................            --              --              --
Conversion of warrants to common stock
 issued in connection with 1996 private
 placement ................................            --           3,789              --
Exercise of stock options .................            --         159,263              --
Issuance of common stock in connection
 with early extinguishment of debt ........            --         187,354              --
Issuance of compensatory stock options ....            --              --              --
Amortization of deferred compensation .....            --         121,887              --
Distributions to S corporation
 shareholders prior to acquisition ........            --        (931,000)             --
Foreign currency translation adjustment ...       123,273         123,273         123,273
Net income ................................            --       7,181,094       7,181,094
Less: net income of JAG and Talonsoft
 for the two months ended December
 31, 1997 .................................            --        (581,089)             --
                                              -----------     -----------     -----------
Balance, October 31, 1998 .................        (7,433)     35,565,568       7,304,367
Exercise of stock options .................            --       1,157,896              --
Amortization of deferred compensation .....            --         126,706              --
Issuance of warrants ......................            --              --              --
Issuance of compensatory stock ............            --         116,065              --
Forfeiture of compensatory stock options
 in connection with AIM acquisition .......            --        (140,793)             --
Foreign currency translation adjustment ...      (253,709)       (253,709)       (253,709)
Net income ................................            --       2,894,836       2,894,836
                                              -----------     -----------     -----------
Balance, January 31, 1999 (unaudited) .....   $  (261,142)    $39,466,569     $ 2,641,127
                                              ===========     ===========     ===========


                  The accompanying notes are an integral part of the consolidated financial statements.

                  Notes to Consolidated Financial Statements


1. Organization:


     Take-Two Interactive Software, Inc. (the "Company") was incorporated in the State of Delaware on September 30, 1993. Take-Two and its wholly owned subsidiaries, GearHead Entertainment ("GearHead"), Mission Studios Corporation ("Mission"), Take-Two Interactive Software Europe Limited ("TTE"), Alternative Reality Technologies ("ART"), Inventory Management Systems, Inc. ("IMSI"), Alliance Inventory Management ("AIM"), Jack of All Games, Inc. ("JAG"), Creative Alliance Group Inc. ("CAG"), DirectSoft Australia Pty. Ltd. ("DirectSoft") and Talonsoft ("Talonsoft") design, develop, publish, market and distribute interactive software games for use on multimedia personal computer and video game console platforms. The Company's interactive software games are sold primarily in the United States, Europe and Australasia.


2. Significant Accounting Policies and Transactions:


Basis of Presentation


     The consolidated financial statements include the financial statements of Take-Two and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.


     In July 1997, the Company acquired all the outstanding stock of IMSI and CAG. IMSI and CAG are engaged in the wholesale distribution of interactive software games. To effect the acquisition, all of the outstanding shares of common stock of each of IMSI and CAG were exchanged for 900,000 shares of restricted common stock of the Company. In August 1998, the Company acquired all the outstanding stock of JAG. JAG is engaged in the distribution of interactive software games. To effect the acquisition, all of the outstanding shares of common stock of JAG were exchanged for 2,750,000 shares of common stock of the Company. In December 1998, the Company acquired all the outstanding stock of Talonsoft. Talonsoft is a developer and publisher of historical strategy games. To effect the acquisition, all of the outstanding shares of common stock of Talonsoft were exchanged for 1,033,336 shares of common stock of the Company. The acquisitions have been accounted for as a pooling of interests in accordance with APB No. 16 and accordingly, the accompanying financial statements have been restated to include the results of operations and financial position for all periods presented.


Unaudited Interim Financial Information


     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.


     In the opinion of management, all adjustments, consisting only of normal recurring entries necessary for a fair presentation have been included. Operating results for the three months ended January 31, 1999 are not necessarily indicative of the results that may be expected for the year ended October 31, 1999.


Risk and Uncertainties


     For the years ended October 31, 1996, 1997 and 1998, substantially all of the Company's net sales have been attributable to publishing and distribution revenues. The publishing and distribution industries are subject to increasing competition, rapid technological change and evolving consumer preferences, which result in shorter product and platform lifecycles. The Company's continued success depends upon its ability to acquire, manufacture and market software products, which often requires substantial financing. Additionally, the financing for software products acquired or licensed must be on terms acceptable to the Company. If sales from newly acquired and manufactured software products fail to materialize, the Company's business, operating results and financial condition could be adversely affected in the near term.

2. Significant Accounting Policies and Transactions:  -- (Continued)

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates and assumptions relate to: the recoverability of capitalized software development costs, prepaid royalties, advances to developers and other intangibles, allowances for returns and income taxes. Actual amounts could differ from those estimates.


Concentration of Credit Risk

     A significant portion of cash balances are maintained with several major financial institutions with satisfactory standing and at times, exceeds insurable amounts.

     If the financial condition and operations of the Company's distributors or retailers deteriorate, the risk of collection could increase substantially. As of October 31, 1996, the receivable balances from its largest customers amounted to approximately 10.8% and 10.3% of the Company's net receivable balance. As of October 31, 1997, the receivable balances from its largest customers amounted to approximately 19.0% and 10.7% of the Company's net receivable balance. As of October 31, 1998, the receivable balance from its largest customer amounted to approximately 14.9%, which is insured, of the Company's net receivable balance. For the years ended October 1996, 1997 and 1998, the Company's five (5) largest customers accounted for 43.6%, 36.2% and 22.4% of net sales, respectively.


Revenue Recognition

     Distribution revenue is derived from the sale of interactive software games bought from third parties and is recognized upon the shipment of product to retailers. Distribution revenue amounted to $41,762,489, $79,728,424 and $102,866,094 for 1996, 1997 and 1998, respectively. Distribution revenue amounted to $34,469,905 (unaudited) and $44,389,431 (unaudited) for the three months ended January 31, 1998 and 1999, respectively. The Company's distribution arrangements with retailers generally do not give them the right to return products to the Company or to cancel firm orders, although the Company does accept product returns for stock balancing, price protection and defective products. The Company sometimes negotiates accommodations to retailers, including price discounts, credits and product returns, when demand for specific products fall below expectations. Historically, the Company's write-offs from returns for its distribution activities has been less than 1% of distribution revenues.

     Publishing revenue is derived from the sale of internally developed interactive software games or from the sale of product licensed from a third party developer and is recognized upon the shipment of product to retailers. Publishing revenue amounted to $13,360,574, $17,612,801 and $91,185,472 in
1996, 1997, and 1998, respectively. Publishing revenue amounted to $16,935,456 (unaudited) and $23,891,222 (unaudited) for the three months ended January 31, 1998 and 1999, respectively. The Company's publishing arrangements with retailers require the Company to accept product returns for stock balancing, markdowns or defective products. The Company establishes a reserve for future returns of published products at the time of product sales, based primarily on these return policies and historical return rates, and the Company recognizes revenues net of product returns. The Company has historically experienced a product return rate of approximately 10% of gross publishing revenues.


Geographic Information

     For the years ended October 31, 1996, 1997 and 1998, the Company's net sales in domestic markets accounted for approximately 93.8%, 94.1%, and 78.4%, respectively, and net sales in international markets accounted for 6.2%, 5.9%, and 21.6% of total sales, respectively. For the three months ended January 31, 1998 and 1999, the Company's net sales in domestic markets accounted for approximately 97.2% (unaudited) and 78.7% (unaudited), respectively, of total sales and net sales in international markets accounted for 2.8% (unaudited) and 21.3% (unaudited), respectively of total sales.

2. Significant Accounting Policies and Transactions:  -- (Continued)

     As of October 31, 1997 and 1998, the Company's net fixed assets in domestic markets accounted for approximately $1,662,462 and $1,287,151, respectively, and net fixed assets in international markets accounted for $78,781 and $692,507, respectively. As of January 31, 1999, the Company's net fixed assets in domestic and international markets are $1,291,148 (unaudited) and $676,210 (unaudited), respectively.


Advertising

     The Company reports the costs of all advertising as expenses in the periods in which those costs are incurred. The Company shares portions of certain customers' advertising expenses through co-op advertising arrangements. Advertising expense for the years ended October 31, 1996, 1997 and 1998 amounted to $474,211, $1,038,407 and $6,670,303, respectively.


Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.


Inventory

     Inventories are stated at average cost. The Company periodically evaluates the carrying value of its inventories and adjusts these as necessary.


Prepaid Royalties

     Prepaid royalties represent prepayments made to independent software developers under development agreements. Prepaid royalties are expensed at the contractual royalty rate as cost of goods sold based on actual net product sales. Management continuously evaluates the future realization of advance royalties, and charges to cost of sales any amount that management deems unlikely to be realized at the contractual royalty rate through product sales. Prepaid royalties are classified as current and non-current assets based upon estimated net product sales within the next year. Prepaid royalties were written down $0, $350,000 and $884,454 for the years ended October 31, 1996, 1997 and 1998, respectively, to net realizable value. Amortization of prepaid royalties amounted to $325,000, $3,644,935 and $9,093,885 during 1996, 1997 and
1998, respectively. Prepaid royalties were written down $656,698 (unaudited) for the three months ended January 31, 1999 to net realizable value. Amortization of prepaid royalties for the three months ended January 31, 1999 amounted to $1,929,839 (unaudited).


Fixed Assets

     Depreciation of computer equipment, office equipment, furniture and fixtures and automobiles is provided for by the straight-line method over their estimated lives ranging from five to seven years. Depreciation of computer software is depreciated by the straight-line method over three years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or estimated useful lives. Accumulated amortization includes the amortization of assets recorded under capital leases. The cost of additions and betterments is capitalized, and repairs and maintenance costs are charged to operations in the periods incurred. When depreciable assets are retired or sold, the cost and related allowances for depreciation are removed from the accounts and the gain or loss is recognized.


Capitalized Software Development Costs (Including Film Production Costs)

     Costs associated with research and development are expensed as incurred. Software development costs incurred subsequent to establishing technological feasibility are capitalized. Technological feasibility is established upon the completion of a detailed program design (in the absence of any high risk issues or uncertainties). Amortization commences upon the general release of a game title and is recognized as a

2. Significant Accounting Policies and Transactions:  -- (Continued)

component of cost of sales by the greater of: (a) the straight-line method over the remaining estimated life of two years or (b) the ratio that current gross revenues for a product bears to the total of current and anticipated future gross revenues for that product. Due to a short product life cycle, film production costs are generally amortized over a period less than one year. It is reasonably possible that the estimate of anticipated future gross revenues, the remaining estimated economic life of the product, or both will be reduced significantly in the near term and that the amortization of the capitalized software costs may be accelerated materially in the near term. Capitalized software costs are compared, by game title, to the net realizable value of the product and capitalized amounts in excess of net realizable value, if any, are immediately written off. Capitalized software costs were written down by $0, $210,500 and $1,411,784 for the years ended October 31, 1996, 1997 and 1998, respectively, to net realizable value. Amortization of capitalized software costs amounted to $2,964,684, $755,986 and $1,767,486 during 1996, 1997 and
1998, respectively. Capitalized software costs were written down by $168,000 (unaudited) for the three months ended January 31, 1999 to net realizable value. Amortization of capitalized software costs amounted to $50,000 (unaudited) for the three months ended January 31, 1999.


Net Income (Loss) per Share

     Net income (loss) per share has been computed in accordance with the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128") which requires the presentation of basic earnings per share ("EPS"), which excludes common stock equivalents from its computation and requires the presentation of diluted EPS which gives effect to all dilutive potential common shares that were outstanding during the period. The computation excludes the number of common shares issuable upon the exercise of outstanding options and warrants and the conversion of preferred stock if such inclusion would be anti-dilutive.



Comprehensive Income (Loss)

     The Company has adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). Comprehensive income
(loss) represents the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) of the Company includes net income (loss) adjusted for the change in foreign currency translation adjustments. The net effect of income taxes on comprehensive income (loss) is immaterial. The disclosures required by SFAS No. 130 for the years ended October 31, 1996, 1997 and 1998 have been included in the Statements of Stockholders' Equity.


Segment Reporting

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which established standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 had no impact on the Company's results of operations, financial position or cash flows.


Intangible Assets

     Intangible assets consist of trademarks and the remaining excess purchase price paid over identified intangible and tangible net assets of acquired companies. Intangible assets are amortized under the straight-line method over the period of expected benefit of seven years for the Mission Studios acquisition and ten years for the TTE, AIM, DirectSoft and BMG Interactive Group acquisitions (See Note 3). These acquisitions were accounted for as a purchase transaction. The Company assesses the recoverability of its intangible assets by determining whether the carrying amounts can be recovered through estimated future cash flows over its remaining life. If estimated future cash flows indicate that the unamortized balance will not be

2. Significant Accounting Policies and Transactions:  -- (Continued)

recovered, an adjustment will be made to reduce the carrying amounts to an amount consistent with estimated future cash flows discounted at the Company's incremental borrowing rate. Cash flow estimates are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. Goodwill amortization expense amounted to $38,965, $496,187 and $1,047,366 for the years ended October 31, 1996, 1997 and 1998, respectively.


Income Taxes

     The Company recognizes deferred taxes under the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.


Foreign Currency Translation

     The functional currency for the Company's foreign operations is the applicable local currency. Accounts of foreign operations are translated into U.S. dollars using quarter or year-end exchange rates for assets and liabilities at the balance sheet date and average prevailing exchange rates for the period for revenue and expense accounts. Adjustments resulting from translation are included as a separate component of stockholders' equity.


Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid royalties, advances to developers, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's line of credit, notes payable and capital lease obligation approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at October 31, 1998.


Recently Issued Accounting Pronouncements

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained For Internal Use," ("SOP 98-1"). This statement establishes capitalization criteria for external and internal computer software costs and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not believe this standard will have a material impact on the Company's financial position, results of operations or cash flows.

     In April 1998, the AICPA issued, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5"), and is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of this SOP should be reported as the cumulative effect of a change in accounting principle. The Company does not believe this standard will have a material impact on the Company's financial position, results of operations or cash flows.

     In December 1998, the AICPA issued, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions" which amends SOP 97-2, "Software Revenue Recognition" ("SOP 98-9"), to require recognition of revenue using the residual method. Under the residual method, the total fair value of the undelivered elements, as indicated by vendor-specific objective evidence, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the

2. Significant Accounting Policies and Transactions:  -- (Continued)

delivered elements. Effective December 15, 1998, this SOP amends SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition, to extend the deferral of the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of this SOP are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not believe this standard will have a material impact on the Company's financial position, results of operations or cash flows.


3. Business Acquisitions:


     On September 17, 1996, the Company acquired all the outstanding stock of Mission. The total cost of the acquisition was $2,560,428, consisting of a cash payment of $1,674,478, a note payable of, $315,950, net of discount of $22,000, a promissory note of $130,000, issuance of 182,923 shares of common stock valued at $440,000. The promissory note includes an additional payment of $200,000 which is contingent upon the inclusion of a specific software engine in shipments of Jetfighter IV. If it is subsequently determined that payment is probable, the $200,000 will be recorded as compensation expense.


     On July 29, 1997, the Company acquired all the outstanding stock of GameTek (UK) Limited, now known as Take-Two Interactive Software Europe Limited ("TTE"), and ART, and certain software games including Dark Colony, The Quivering and The Reap. TTE is in the business of distributing computer software games in Europe and other international markets and ART is a developer of computer software games. The total cost of the acquisition was $3,848,162, consisting of a cash payment of $100,000, promissory notes in the amount of $700,000, issuance of 406,553 restricted shares of common stock valued at $3,000,000, and direct transaction costs of $48,162. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as follows:



  Working capital       $  (1,160,278)
  Equipment                    59,786
  Software titles           1,175,000
  Intangibles               3,773,654
                        -------------
                        $   3,848,162
                        =============


     In December 1997, the Company acquired all the outstanding stock of L&J Marketing Inc. d/b/a Alliance Distributors ("Alliance"). Alliance is engaged in the wholesale distribution of interactive software games and videos. Alliance was merged into AIM, a newly formed wholly-owned subsidiary of IMSI. The total cost of the acquisition was $3,369,000, consisting of a cash payment of $1,500,000, issuance of 500,000 shares of restricted common stock valued at $1,615,706 and issuance of 76,000 options valued at $253,294. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as follows:



  Working capital            $ 1,010,007
  Equipment                       97,580
  Intangibles                  2,008,119
  Deferred compensation          253,294
                             -----------
                             $ 3,369,000
                             ===========


     In March 1998, the Company acquired substantially all of the assets of BMG Interactive Group, a division of BMG Entertainment North America ("BMG"), including direct distribution, sales and marketing offices in France and Germany; a product publishing and distribution group in the United Kingdom; distribution, publishing and certain sequel rights to twelve upcoming video game and PC game product

3. Business Acquisitions:  -- (Continued)

releases; and various back catalog publishing and distribution rights. As consideration for these assets, the Company issued to BMG 1,850,000 shares of newly created Series A Convertible Preferred Stock (the "Preferred Stock") valued at $9,539,063. The Preferred Stock was converted into Common Stock in August 1998 on a one-for-one basis.

     The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as follows:



  Working capital      $   247,000
  Equipment                541,000
  Software titles        7,831,125
  Intangibles              919,938
                       -----------
                       $ 9,539,063
                       ===========


     In June 1998, the Company acquired all of the assets of DirectSoft Australia Pty. Ltd., now known as DirectSoft Pty. Ltd. ("DirectSoft"). DirectSoft is a publisher and distributor of PC and video game software in Australia and New Zealand. As consideration for these assets, the Company issued 40,000 restricted shares of common stock valued at $256,500.

     The cost of the acquisition was allocated to the assets acquired and liabilities assumed based upon their estimated fair values as follows:



  Working capital      $  23,131
  Equipment               20,215
  Intangibles            213,154
                       ---------
                       $ 256,500
                       =========


     The acquisitions described above have been accounted for as purchase transactions in accordance with APB No. 16 and, accordingly, the results of operations and financial position of the acquired businesses are included in the Company's consolidated financial statements from the date of acquisition.

     On July 31, 1997, the Company acquired all the outstanding stock of IMSI and CAG. IMSI and CAG are engaged in the wholesale distribution of interactive software games. To effect the acquisition, all of the outstanding shares of common stock of each of IMSI and CAG were exchanged for 900,000 shares of restricted common stock of the Company. IMSI and CAG reported its financial results on an October 31 fiscal year-end basis.

     In August 1998, the Company acquired all the outstanding stock of JAG. JAG is engaged in the wholesale distribution of interactive software games. To effect the acquisition, all of the outstanding shares of common stock of JAG were exchanged for 2,750,000 shares of common stock of the Company.

     In December 1998, the Company acquired all the outstanding stock of Talonsoft. Talonsoft is a developer and publisher of historical strategy games. To effect the acquisition, all of the outstanding shares of common stock of Talonsoft were exchanged for 1,033,336 shares of common stock of the Company.

     The acquisitions described above have been accounted for as a pooling of interests in accordance with APB No. 16 and accordingly, the accompanying financial statements have been restated to include the results of operations and financial position of these acquisitions for all periods presented.

     The Company reports its financial results on an October 31 fiscal year-end basis, whereas JAG and Talonsoft reported their financial results on a December 31 calendar year-end basis. For the purposes of restating the Company's financial statements, the Company's balance sheet as of October 31, 1997 was

3. Business Acquisitions:  -- (Continued)

combined with JAG's and Talonsoft's balance sheet as of December 31, 1997. In addition, the Company's statement of operations for the years ended October 31, 1996 and 1997 were combined with JAG's and Talonsoft's statement of operations for the years ended December 31, 1996 and 1997, respectively. The Company's statement of operations for the year ended October 31, 1998 includes JAG's and Talonsoft's statement of operations for the period November 1, 1997 to October 31, 1998. Accordingly, JAG's and Talonsoft's net income of $431,527 and $149,562, respectively, for the two months ended December 31, 1997 has been reflected as an adjustment to retained earnings for the year ended October 31, 1998. The results of operations of JAG and Talonsoft for such two months period includes net revenues of $23,893,108 and $351,609, respectively.

     The unaudited pro forma data below for the years ended October 31, 1997 and 1998 is presented as if these acquisitions had been made as of November 1, 1996 and 1997, respectively. The unaudited pro forma financial information is based on management's estimates and assumptions and does not purport to represent the results that actually would have occurred if the acquisitions had, in fact, been completed on the dates assumed, or which may result in the future.




                                                                              Pro forma Unaudited
                                                                     --------------------------------------
                                                                      October 31, 1997     October 31, 1998
                                                                     ------------------   -----------------
     Total Revenues:
       Take-Two (1) ..............................................     $  19,014,083        $ 26,917,102
       Take-Two inclusive of Talonsoft ...........................        22,678,346          29,896,996
       Take-Two inclusive of Talonsoft and JAG ...................        97,341,225         123,355,052
       Take-Two inclusive of all acquired businesses (2) .........       155,651,480         203,678,899

     Net income (loss):
       Take-Two (1) ..............................................     $  (4,162,083)       $    (54,229)
       Take-Two inclusive of Talonsoft ...........................        (4,115,870)            181,216
       Take-Two inclusive of Talonsoft and JAG ...................        (2,768,393)          1,679,259
       Take-Two inclusive of all acquired businesses (2) .........       (41,951,277)          1,040,760

       Net income (loss) per share -- Basic ......................     $       (3.59)       $       0.07



------------
(1) includes IMSI and CAG
(2) includes TTE, ART, AIM, BMG, and DirectSoft

4. Inventory:

     As of October 31, 1997 and 1998, inventories consist of:





                                               1997             1998
                                          -------------   ---------------
  Parts and Supplies ..................   $   185,793       $   166,138
  Finished products ...................    12,551,159        26,163,019
  Provision ...........................            --          (236,616)
                                          -----------       -----------
                                          $12,736,952       $26,092,541
                                          ===========       ===========

5. Advances to Developers:


     In May 1998, the Company entered into a distribution agreement with Gathering of Developers I, Ltd. ("Gathering"), pursuant to which Gathering granted the Company (i) the exclusive right to distribute through standard retail channels ten titles designed to operate on the PC platform in the United States and Canada during the later of a four-year period or three years following the release of any such product; (ii) a non-exclusive right to distribute the products on-line; and (iii) certain rights of first refusal to distribute the products designed for use on console platforms in North America, Europe, Israel, Australia and Africa. As an advance against future product purchases of the various game titles, the Company paid Gathering $7,500,000. Under the agreement, the Company receives a distribution fee ranging from 12% to 20% based upon the quantities sold. Advances are recouped from customer receipts, net of the Company's distribution fee. Of the $7,500,000 advance, $4,319,989 is remaining as of October 31, 1998. Actual game title sales through October 31, 1998 and remaining sales forecasts indicate that the advance will be fully recouped during the year ending October 31, 1999.


6. Fixed Assets:


     As of October 31, 1997 and 1998, fixed assets consist of:




                                                                         1997              1998
                                                                   ---------------   ---------------
      Computer equipment .......................................    $  1,670,278      $  1,691,801
      Office equipment .........................................         372,517           629,459
      Computer software ........................................           2,677            43,151
      Furniture and fixtures ...................................         257,900           554,343
      Automobiles ..............................................         189,810           323,957
      Leasehold improvements ...................................         107,479           232,784
      Capital leases ...........................................         164,945           248,462
                                                                    ------------      ------------
                                                                       2,765,606         3,723,957
      Less, accumulated depreciation and amortization ..........      (1,024,363)       (1,744,299)
                                                                    ------------      ------------
                                                                    $  1,741,243      $  1,979,658
                                                                    ============      ============


     Depreciation expense for the years ended October 31, 1996, 1997 and 1998 amounted to $303,167, $507,951 and $787,691, respectively.


7. Lines of Credit:


     a. In December 1995, the Company entered into a line of credit agreement with a bank which provides for up to $250,000 of short-term financing at the rate of prime plus 1% per annum (9.5% and 9.0% as of October 31, 1997 and 1998, respectively). Substantially all the Company's assets were pledged as collateral and the repayment of advances was personally guaranteed by a shareholder and officer of the Company. In addition, the Company was required to maintain a minimum balance of $50,000 at all times. The line of credit was due and payable only if the lender terminates the right to obtain future loans under such facility. Upon this event, the Company was required to pay the then outstanding amounts in 24 equal installments. The Company has classified 12 monthly payments as current. The outstanding available credit under this facility was $3,003, as of October 31, 1997 and 1998. In December 1998, the outstanding balance of the line of credit was repaid.


     b. In February 1997, IMSI entered into a line of credit agreement which provided for up to $250,000 of short-term financing at the prime rate plus .5% per annum (9.0% as of October 31, 1997). Borrowings under the line were collateralized by the assets of IMSI. The agreement was cancelable at any time. There was no available credit under this facility at October 31, 1997. In December 1997, IMSI repaid the principal amount of such indebtedness.

7. Lines of Credit:  -- (Continued)

     c. In September 1997, Talonsoft entered into a line of credit agreement which provides for up to $250,000 of short-term financing at the prime rate plus 1.0% per annum (9.5% as of October 31, 1997 and 1998). Borrowings under the line are collateralized by the assets of Talonsoft. The agreement is cancelable at any time. The available credit under this facility at October 31, 1997 and 1998 was $250,000 and $175,000, respectively.

     d. In December 1997, IMSI and AIM entered into a revolving line of credit agreement, as amended in March 1998 and September 1998, with NationsBank, N.A. The line provides for borrowings of up to $10,000,000. Advances under the line of credit are based on a borrowing formula equal to the lesser of (i) $10,000,000 or (ii) 80% of eligible accounts receivable plus 50% of eligible inventory. Interest accrues on such advances at a rate of .75% over NationsBank's prime rate (8.75% as of October 31, 1998) and is payable monthly. Borrowings under the line of credit are collateralized by the assets of IMSI and AIM and are guaranteed by the Company. The loan agreement limits or prohibits IMSI and AIM, subject to certain exceptions, from declaring or paying cash dividends, merging or consolidating with another corporation (excluding the Company), selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The outstanding balance and available credit under this facility was $6,922,860 and $370,754, respectively, at October 31, 1998. In December 1998, the line was increased to $11,000,000. The line of credit expires on May 31, 1999.

     e. In December 1996, TTE entered into a line of credit agreement (as amended in September 1997, April 1998 and July 1998) with Barclays Bank. The line of credit provided for borrowings of up to approximately British Pounds400,000 ($670,000) and British Pounds900,000 ($1,506,330), respectively, as of October 31, 1997 and 1998. Advances under the line of credit bear interest at the rate of 9.0% and 10.25% as of October 31, 1997 and 1998, respectively, payable quarterly. Borrowings are collateralized by TTE's receivables which must at all times be at least three times the amount outstanding on the line of credit and are guaranteed by the Company. The available credit under this facility was British Pounds82,781 ($138,659) and British Pounds664,759 ($1,112,607) at October 31, 1997 and 1998, respectively. In January 1999, the line was increased to British Pounds2,000,000 ($3,347,200).

     f. In August 1998, JAG entered into a Second Amended and Restated Loan and Security Agreement with respect to its revolving line of credit with The Provident Bank ("Provident") as amended in October 1998. The agreement with Provident provides for aggregate borrowings by JAG including a revolving line of credit up to $17.5 and $25 million, as of October 31, 1997 and 1998, respectively. Advances under the line of credit are based on a borrowing formula with respect to eligible inventory and accounts receivable. Interest accrues on such advances at the prime rate established by Provident from time to time plus 1.25% (9.75% and 9.25% as of October 31, 1997 and October 31, 1998, respectively) and is payable monthly. Borrowings under the line of credit are collateralized by accounts receivable and inventory of JAG and guaranteed by the Company as well as principal stockholders of the Company. The loan agreement limits or prohibits JAG, subject to certain exceptions, from declaring or paying cash dividends, merging or consolidating with another company (excluding the Company), selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The line of credit expires on June 1, 1999. In connection with the loan agreement, the Company issued Provident warrants to purchase 20,000 shares of the Company's common stock at an exercise price of $5.625 per share. The outstanding balance and available credit under the revolving line of credit is $13,835,575 and $3,664,425 as of October 31, 1997, respectively, and
$22,711,815 and $2,228,185, after a $60,000 letter of credit, as of October 31, 1998, respectively. In December 1998, the revolving line of credit was increased to $28 million and the personal guarantees were released.

     The Company has negotiated a new financing to replace existing lines of credit at AIM and JAG. See Note 17.

8. Notes Payable:


a. Term Notes



     In August 1997, JAG entered into a term note for the purchase of equipment in the amount of $200,000 payable in 24 monthly installments of $9,230, at an annual interest rate of 10%. The note is collateralized by a first lien on substantially all the assets of JAG. As of October 31, 1997 and 1998, the principal amount of $177,457 and $97,132, respectively, was outstanding on the note. Also, in 1997, JAG entered into a note payable in the amount of $2,000,000 with Provident, payable June 1, 1999. The note is collateralized by a first lien on substantially all the assets of JAG and the guarantees of two of JAG's stockholders. Interest accrues at 16.5% per annum, payable monthly. As of October 31, 1997, the principal amount of $2,000,000 was outstanding on the note. In October 1998, JAG repaid the note.


     In September 1997, Talonsoft entered into a term note for the purchase of computer equipment in the amount of $60,000 payable in 36 monthly installments of $1,911, at an annual interest rate of 9%. The note is collateralized by substantially all the assets of Talonsoft. As of October 31, 1997 and 1998, the principal amount of $55,476 and $45,735, respectively, was outstanding on the note. Also, in May 1998, Talonsoft entered into a term note for the purchase of furniture and fixtures in the amount of $100,000 payable in 60 monthly installments of $1,985, at an annual interest rate of 6.99%. The note is collateralized by substantially all the assets of Talonsoft. As of October 31, 1998, the principal amount of $91,665 was outstanding on the note.



b. Notes Payable to Related Parties


     In connection with the purchase of Mission, the Company entered into a purchase money note in the amount of $337,750 payable in 36 monthly installments of $10,224, at an annual interest rate of 6%. The note was recorded net of a discount of approximately $22,000 using the Company's incremental borrowing rate at the date of acquisition of 10.25%. The discount is being amortized over the term of the note using the "interest method". As of October 31, 1997 and 1998, the remaining unamortized discount amounted to approximately $9,000 and $2,300, respectively. The note is collateralized by the issued and outstanding stock of Mission. As of October 31, 1997 and 1998 the principal amounts of $212,671 and $106,905, respectively, were outstanding on the note. The outstanding principal amounts are net of the remaining unamortized discounts.


     In connection with the acquisition of Mission, the Company assumed debt of $15,000 in the form of a promissory note, bearing interest at 12% per year to a related party. The principal balance and any accrued interest is due in six months upon demand by the related party, or if no demand is made the obligation is due on December 31, 1998. As of October 31, 1997 and 1998, the outstanding principal and interest balance was $15,600 and $16,050, respectively. Interest expense was $3,567 and $1,827 for the years ended October 31, 1997 and 1998. In December 1998, the promissory note and accrued interest balances were repaid.


     In September 1996, a group of related parties loaned the Company an aggregate of $2,088,539 in exchange for promissory notes that bear interest at prime plus 2% per annum (10.5% as of October 31, 1997). The prime rate is defined as the Chase Manhattan Bank, N.A.'s prime rate during the term of the loan. The related parties also received warrants to purchase an aggregate of 417,234 shares of common stock at an exercise price of less than one cent per share. The warrants expire on August 12, 2001. The Company has recorded the notes at a discount of $750,197 to reflect an allocation of the proceeds to the estimated value of the warrants and is being amortized into interest expense using the "interest method" over the term of the financing. The estimated value of the warrants were based on the Company's application of a commonly recognized pricing model.


     In January 1997, one noteholder agreed that his portion of the notes of $1,565,180 ($1,115,062, net of discount of $450,118) would be repaid upon the earlier of thirteen months from the consummation of an

8. Notes Payable:  -- (Continued)

initial public offering or June 30, 1998. In consideration for this extension, the interest rate was increased to 14% per annum. In August 1997, the Company repaid $750,000 principal amount of such indebtedness. In September 1997, the Company obtained bank financing to repay the balance of $815,180 in principal amount of such indebtedness (See Note 8d).

     Approximately $150,000 and $600,000 of the discount was included as interest expense for the years ended October 31, 1996 and 1997, respectively. As of October 31, 1997, $149,748 of principal and $18,266 of interest remained outstanding. In October 1998, the principal amount and accrued interest of such indebtedness was repaid.

     In June and July 1998, Talonsoft entered into two promissory notes of $50,000 each with a shareholder and employee that bear interest at a rate of 7.0% per annum. In December 1998, one of the promissory notes and accrued interest balance were repaid.


c. Securities Purchase Agreement-Convertible Notes


     Pursuant to a Securities Purchase Agreement, dated October 14, 1997, the Company issued and sold to Infinity Investors Limited, Infinity Emerging Opportunities Limited and Glacier Capital Limited (collectively, the "Funds")
(i) 10% collateralized convertible notes (the "Notes") in the aggregate principal amount of $4,200,000; (ii) 50,000 shares of Common Stock, par value $.01 per share (the "Grant Shares"); and (iii) five-year warrants (the "Warrants") to purchase 250,000 shares of Common Stock (the "Warrant Shares") exercisable at a price of $6.46 per share. The net proceeds to the Company from the sale of the Notes, Grant Shares and Warrants was $4,007,000. In addition, the Company paid a third party $168,000, and issued it 5,000 shares of Common Stock and 20,000 warrants to acquire Common Stock; as a fee for services rendered in connection with the transactions.


     The Company has recorded the notes at a discount of $993,800 to reflect an allocation of the proceeds to the estimated value of the warrants and common stock. The discount is being amortized into interest expense using the "interest method" over the term of the financing. $110,422 and $883,378 of such discount was included in interest expense for the years ended October 31, 1997 and 1998, respectively. Interest is payable quarterly until maturity. The Notes mature on September 30, 1999 and may be accelerated under certain circumstances. Notes repaid after February 28, 1998 are repayable at a premium, as defined in the agreement. In February 1998, the Notes and accrued interest balances were repaid.


     In addition, the Company has recorded $276,980 as deferred financing costs. These costs are being amortized over the term of the financing. $30,776 and $246,204 of such costs was included in general and administrative expense for the years ended October 1997 and 1998, respectively.


     Interest accrued on the outstanding principal amount of the Convertible Notes at the rate of 10% per annum and is payable quarterly.


     Pursuant to the Securities Purchase Agreement, the Company was required to issue additional shares to the Funds in the event that the closing bid price of the Company's Common Stock during the effectiveness of a registration statement, as defined, does not equal $7.75. As a result, in November 1998, 5,043 shares of common stock were issued.


d. Promissory Notes


     In September 1997, Take-Two entered into a promissory note agreement with a bank in the amount of $800,000 payable in 9 monthly installments of $30,000 and the balance of $530,000 payable on June 30, 1998. The note bears interest at prime plus 2% per annum (10.5% as of October 31, 1997), payable monthly. The note is personally guaranteed by related parties and is collateralized by substantially all the assets of the Company. The Company must at all times maintain certain financial ratios and maintain on deposit at the bank

8. Notes Payable:  -- (Continued)

a cash balance of the lesser of (i) $500,000 or (ii) the aggregate amount outstanding under the promissory note which was $740,000 as of October 31, 1997. As of October 31, 1997, the cash balance at the bank was $933,496. In January 1998, the promissory note was repaid.


     In connection with the TTE and ART acquisitions, in July 1997, the Company issued an unsecured promissory note to GameTek's secured creditors in the amount of $500,000 payable in two equal annual installments of $250,000 on July 28, 1998 (which was repaid in July 1998) and July 29, 1999, bearing interest at a rate of 8% per annum, payable quarterly. In July 1998, the Company issued 32,138 shares of Common Stock in consideration of the cancellation of $250,000 of indebtedness. See Note 14 to Notes to Consolidated Financial Statements.


9. Accrued Expenses:


     Accrued expenses as of October 31, 1997 and 1998 consist of:





                                                                     1997            1998
                                                                -------------   -------------
      Accrued co-op advertising, price protection and product
        discounts ...........................................    $  136,088     $ 3,075,340
      Accrued VAT and corporate taxes payable ...............       641,687       2,444,482
      Accrued sales commissions .............................       329,454         331,149
      Royalties payable .....................................     1,091,110       2,143,302
      Other .................................................     1,279,101       2,981,089
                                                                 ----------     -----------
      Total .................................................    $3,477,440     $10,975,362
                                                                 ==========     ===========


10. Commitments and Contingencies:


Capital Leases


     The Company leases equipment under capital lease agreements which extend through fiscal year 2002. Future minimum lease payments under these capital leases, together with the present value of such payments as of October 31, 1998 is as follows:



Year ending October 31:
-----------------------
    1999 .................................................................    $  99,122
    2000 .................................................................       75,754
    2001 .................................................................       20,179
    2002 .................................................................        4,068
                                                                              ---------
          Total minimum lease payments ...................................      199,123
          Less, amounts representing interest ............................      (22,708)
                                                                              ---------
          Present value of minimum obligations under capital leases ......    $ 176,415
                                                                              =========


     In April 1998, the Company recorded an extraordinary loss of $225,395 for the early termination of a capital lease for computer equipment. The lease was scheduled to expire in June 2000 and the early termination resulted in a cash payment of $233,145 and the write-off of net assets and liabilities totaling $276,761 and $284,511, respectively.


Lease Commitments


     The Company leases 13 office and warehouse facilities. The corporate headquarters is under a noncancelable operating lease with related parties and expires in April 2000. Rent expense and certain utility expense under this lease amounted to $88,631, $111,400 and $132,719 for the years ended October 31, 1996,

10. Commitments and Contingencies:  -- (Continued)

1997, and 1998, respectively. The other offices are under noncancelable operating leases expiring at various times from December 1998 to August 2006. In addition, the Company has leased certain equipment under noncancelable operating leases which expire through September 2001.

     Future minimum rentals required as of October 31, 1998 are as follows:



Year ending October 31:
-----------------------
  1999 ...................................    $ 1,286,327
  2000 ...................................        982,520
  2001 ...................................        794,259
  2002 ...................................        494,837
  Thereafter .............................        738,134
                                              -----------
  Total minimum lease payments ...........    $ 4,296,077
                                              ===========


     Rent expense amounted to $339,934, $734,217 and $921,206 for the years ended October 31, 1996, 1997 and 1998, respectively.


Legal Proceedings

     In August 1998, the Company entered into an agreement to resolve the litigation that was filed by Navarre Corporation in January 1997 which alleged that the Company breached a distribution agreement by failing to remit monies for product returns and marketing charges. The Company settled the litigation by providing Navarre product having an aggregate cost of $249,124 by January 31, 1999. If the Company fails to provide the full amount of product by January 31, 1999, the balance will be payable in cash. The loss on settlement was recorded in the 1998 financial statements.

11. Employee Savings Plans:

     In January 1995, the Company established a 401(k) profit sharing plan and trust (the "Plan"). The Plan is offered to all eligible employees and participants may make voluntary contributions to the Plan up to 15% of their salary. The Company does not match employee contributions.

12. Income Taxes:


     The Company is subject to foreign withholding taxes in certain countries where it does business. Domestic and foreign pre-tax income was $(3,393,650) and $(655,068) for 1997 and $4,000,037 and $3,009,669 in 1998. respectively
1996 foreign income was immaterial to the financial statements. As of October 31, 1997, the Company had cumulative federal and state net operating loss carryforwards of approximately $5,400,000 and $3,400,000, respectively, which if not offset against future taxable income, will expire in fiscal year 2011.


     The retroactive restatement of the pooled entities, see Note 3, did not result in an additional income tax provision as the Company's net operating losses were used to offset the taxable income of the respective pooled entities.

     Income tax expense is as follows:

                                                                    Years ended October 31,
                                                       -------------------------------------------------
                                                            1996             1997              1998
                                                       -------------   ---------------   ---------------
Current:
 Federal ...........................................    $       --      $         --      $         --
 State and local ...................................        13,100            11,368           213,793
 Foreign ...........................................        29,049            18,421           393,071
Deferred ...........................................       269,289         1,728,577         1,442,526
Increase (decrease) in valuation allowance .........      (269,289)       (1,728,577)       (2,383,526)
                                                        ----------      ------------      ------------
    Total ..........................................    $   42,149      $     29,789      $   (334,136)
                                                        ==========      ============      ============

                                      F-25

12. Income Taxes:  -- (Continued)

     A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:




                                                    1996          1997            1998
                                                    ----          ----            ----
Effective tax rate reconciliation:
 Statutory federal tax rate (benefit) .........     34.0%        (34.0)%           34.0%
 State taxes, net of federal benefit ..........      2.5%        ( 4.9)%            1.9%
 Foreign taxes ................................      1.5%          3.0%              --
 Disqualified ISO disposition .................       --            --            ( 5.0)%
 Effect of valuation allowance ................    (41.9)%        40.9%           (37.9)%
 Goodwill amortization ........................      2.5%          4.9%             3.8%
 Other ........................................      3.9%        ( 8.8)%          ( 1.5)%
                                                   -----         -----            -----
                                                     2.5%          1.1%           ( 4.7)%
                                                   =====         =====            =====


     The components of the net deferred tax asset as of October 31, 1998 consists of the following:




                                                                 1997              1998
                                                           ---------------   ----------------
Capitalized software ...................................    $   (681,994)      $ (1,361,166)
Bad debt allowance .....................................              --            428,815
Other ..................................................           2,100             (5,419)
Foreign tax credit carryforward ........................         125,788            348,788
Deferred revenue .......................................         596,242             55,760
Depreciation and amortization ..........................        (105,910)           (87,280)
Research and experimental credit carryforward ..........         185,509                 --
Net operating loss carryforword ........................       2,315,915          1,561,502
                                                            ------------       ------------
    Net deferred tax asset .............................       2,437,650            941,000
 Less, valuation allowance .............................      (2,437,650)                --
                                                            ------------       ------------
    Deferred tax asset .................................    $         --       $    941,000
                                                            ============       ============


     Due to the probability that the Company will utilize the deferred tax asset in the future, the Company recorded this asset in the amount of $941,000 as of October 31, 1998.

13. Stockholders' Equity (See Notes 2, 3, 7 and 14):


Private Placement

     In March 1998, the Company sold 158,333 shares of Common Stock in a private placement and received net proceeds of $898,333.

     In May 1998 the Company consummated a private placement of 770,000 shares of Common Stock and received proceeds of $5,057,000, net of issuance costs.


Class A Preferred Stock

     In November 1997, the Company redeemed the 317 shares of Class A Preferred Stock at the redemption price of $1.00 per share.


Class B Preferred Stock

     In February 1997, the holder of Class B Preferred Stock elected to convert all outstanding shares into 409,791 shares of common stock. Accordingly, all dividends in arrears became due upon conversion. As an

13. Stockholders' Equity (See Notes 2, 3, 7 and 14):  -- (Continued)

inducement to enter into such agreement, in February 1997, the Company issued options to purchase 38,746 shares of Common Stock at an exercise price of $2.41 per share. Approximately, $100,000 has been recorded as an additional dividend as a result of the issuance of these options for the fiscal year ended October 31, 1997, and is reflected in the earnings per share computations for such period. In addition, the Company entered into a three-year consulting agreement pursuant to which the Stockholder agreed to provide management consulting services to the Company in consideration of the payment of $100,000 over the term of the agreement.


Series A Preferred Stock


     In March 1998, the Company issued 1,850,000 shares of Series A Convertible Preferred Stock in connection with the acquisition of substantially all of the assets of BMG Interactive Group. The Preferred Stock is convertible on a one-for-one basis into shares of Common Stock, and is not entitled to receive dividends and has a liquidation preference of $6.875 per share. In August 1998, BMG shareholders elected to convert all outstanding shares into 1,850,000 shares of common stock.


Warrants


     In June 1998 the Company, pursuant to a cashless exercise, announced that the 1,840,000 public warrants issued in connection with its initial public offering, could elect to receive one share of the Company's Common Stock for two warrants surrendered to the Company at any time until August 25, 1998. As of August 25, 1998, an aggregate of 1,794,366 warrants were exchanged for 897,183 shares of Common Stock.


     In August 1998, the Company issued 160,000 shares of Common Stock in connection with a cashless exercise of the 320,000 underwriters' warrants that were issued with its initial public offering.


     As of October 31, 1997 and 1998, there are currently outstanding common stock purchase warrants for an aggregate of 2,821,199 and 347,894 shares of the Company's Common Stock, respectively, at prices ranging from $.01 to $9.08.


1994 Stock Option Plan


     In August 1994, the Company adopted the 1994 Stock Plan, (the "Plan"), pursuant to which qualified options to acquire an aggregate of 896,654 shares of common stock, may be granted to key employees, consultants, officers and directors of the Company. The Plan authorizes the Board to issue incentive options ("ISO"), as defined in Section 422 of the Internal Revenue Code (the "Code"). The exercise price of each ISO may not be less than 100% of the fair market value of the common stock at the time of grant, except that in the case of a grant to an employee who owns (within the meaning of Code Section 422) 10% or more of the outstanding stock of the Company (a "10% Stockholder"), the exercise price shall not be less than 110% of such fair market value. Each option is to expire at such date as the Board of Directors determines. Options may not be exercised prior to one month from the day on which such option is granted, or on or after the tenth anniversary (fifth anniversary in the case of an ISO granted to a 10% Stockholder) of their grant. Options may not be transferred during the lifetime of an option holder.


     As of October 31, 1997 and 1998, there are currently outstanding stock options for an aggregate of 879,991 and 639,676 shares of the Company's Common Stock, respectively, at prices ranging from $.92 to $2.41 per share expiring at various times from 1999 to 2005.


1997 Stock Option Plan


     In January 1997, the stockholders of the Company approved the Company's 1997 Stock Option Plan, as previously adopted by the Company's Board of Directors (the "Plan"), pursuant to which officers, directors,

13. Stockholders' Equity (See Notes 2, 3, 7 and 14):  -- (Continued)

and/or key employees and/or consultants of the Company can receive incentive stock options to purchase up to an aggregate of 400,000 shares of the Company's Common Stock. In April 1998, the aggregate number of options to be granted under the Plan was increased to 2,000,000.

     The Plans are administered by the Board of Directors. Subject to the provisions of the Plans, the Board of Directors or any Committee appointed by the Board of Directors, has the authority to determine the individuals to whom the stock options are to be granted, the number of shares to be covered by each option, the option price, the type of option, the option period, restrictions, if any, on the exercise of the option, the terms for the payment of the option price and other terms and conditions. Payment by the option holders upon exercise of an option may be made (as determined) in cash or other such form of payment acceptable to the Board of Directors.

     As of October 31, 1997 and 1998, there are currently outstanding stock options for an aggregate of 390,000 and 1,825,204 shares of the Company's Common Stock, respectively, at prices ranging from $5.00 to $7.125 per share vesting at various times from 1997 to 2001 and expiring at various times from 2002 to 2008.


Non-Plan Stock Options

     In February 1996 and October 1998, the Board of Directors of the Company authorized the issuance of non-plan stock options to purchase up to 166,320 shares of the Company's Common Stock.

     For those options with exercise prices less than fair value at the measurement date, the difference is amortized over the vesting period. Compensation expense for the years ended October 31, 1996, 1997, and 1998 approximated $17,000, $17,000 and $121,000, respectively.

     As of October 31, 1997 and 1998, there are outstanding stock options for an aggregate of 101,108 and 166,320 shares of Common Stock, respectively, at prices ranging from $1.16 to $2.50 per share vesting from 1998 to 2001 and expiring at various times from 1999 to 2006.

     The following table summarizes the activity in options under the plans inclusive of non-plan options:



                                                                    Weighted Average
                                                       Shares        Exercise Price
                                                   -------------   -----------------
Options outstanding -- November 1, 1995                830,137          $ 0.90
Granted -- exercise price equal to fair value           66,518          $ 2.41
Granted -- exercise price less than fair value          41,573          $ 1.16
Exercised                                               (1,663)         $ 0.45
                                                     ---------
Options outstanding -- October 31, 1996                936,565          $ 1.02
Granted -- exercise price equal to fair value          449,534          $ 4.71
Exercised                                              (15,000)         $ 0.92
                                                     ---------
Options outstanding -- October 31, 1997              1,371,099          $ 2.23
Options exercisable -- October 31, 1997              1,073,957
Granted -- exercise price equal to fair value        1,540,000          $ 5.29
Granted -- exercise price less than fair value         106,000          $ 2.14
Exercised                                             (252,000)         $ 0.63
Forfeited                                             (133,899)         $ 5.18
                                                     ---------
Options outstanding -- October 31, 1998              2,631,200          $ 4.02
                                                     ---------
Options exercisable -- October 31, 1998              1,019,008
                                                     =========

13. Stockholders' Equity (See Notes 2, 3, 7 and 14):  -- (Continued)

     The following summarizes information about stock options outstanding at October 31, 1997 and 1998:





                                                                                  Average
                                                                Weighted         Remaining
                                                                 Average        Contractual
         Exercise Price Per Share               Shares       Exercise Price        Life
------------------------------------------   ------------   ----------------   ------------
$0.92 -- $2.41                                  981,099         $  1.10             6.19
$5.00 -- $5.50                                  390,000         $  5.06             5.61
                                              ---------         -------             ----
Options outstanding -- October 31, 1997       1,371,099         $  2.23             6.00
                                              =========         =======             ====
$0.92 -- $2.41                                  826,784         $  1.37             5.10
$5.00 -- $7.125                               1,804,416         $  5.22             4.61
                                              ---------         -------             ----
Options outstanding -- October 31, 1998       2,631,200         $  4.02             4.64
                                              =========         =======             ====


     The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. The Company has adopted the disclosure-only provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996, 1997, and 1998 consistent with the provisions of SFAS No. 123, the Company's income (loss) and earnings (loss) per share would have been reduced to the pro-forma amounts indicated below.



                             1996               1997               1998
                             ----               ----               ----
Net income (loss)
 As reported             $ 1,664,141       $  (2,903,809)      $  7,181,094
 Pro-forma               $ 1,619,243       $  (2,708,400)      $  6,500,790
Net income (loss)
 As reported-Basic       $       .16       $        (.25)      $        .49
 Pro-forma-Basic         $       .16       $        (.23)      $        .44

     The pro-forma disclosures shown are not representative of the effects on income (loss) and earnings (loss) per share in future years.


     The fair value of the Company's stock options used to compute pro-forma income (loss) and earning (loss) per share disclosures is the estimated present value at the grant date using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants for 1996, 1997 and 1998: expected volatility of 60%, 60% and 55%; a risk-free interest rate of 6.22%, 6.22% and 5%; and an expected holding period of seven years, seven years and four to five years, respectively.

14. Extraordinary Event Net Loss on Early Extinguishment of Debt:

     In July 1998, the Company issued 32,138 shares of Common Stock, having a market value of $187,353, to Ocean Bank as payment in full for a promissory note due July 29, 1999. The gain on the early extinguishment of debt amounted to $62,647.

     The Company also recorded a loss of $225,395 on the early termination of a capital lease. See Note 10.


15. Net Income (Loss) per Share:

     The computation for diluted number of shares excludes unexercised stock options and warrants which are antidilutive. The number of such shares were 0, 4,192,298 and 50,000 for the years ended October 31, 1996, 1997, 1998, respectively, and 590,000 and 0 for the three months ended January 31, 1998 and 1999 (unaudited), respectively.

     The supplemental net income loss per share attributable to common shareholders presented on the income statement is provided to give effect to the distributions paid to S corporation shareholders prior to the acquisitions, see Note 3, of $1,005,800, $673,092 and $931,000 for 1996, 1997 and 1998,
respectively, and $362,000 (unaudited) for the three months ended January 31, 1998.

     The following table provides a reconciliation of basic earnings per share to dilutive earnings per share for the years ended October 31, 1996, 1997 and 1998 and for the three months ended January 31, 1998 and 1999.

15. Net Income (Loss) per Share:  -- (Continued)



                                                            Income
                                                            (Loss)
                                                            Before
                                                           Preferred                      Per Share
                                                           Dividends         Shares        Amount
                                                       ----------------   ------------   ----------
Year Ended October 31, 1996
 Basic EPS                                               $  1,664,141     10,281,000       $  .16
 Effect of dilutive securities --                                  --      1,173,400        ( .01)
   Stock options and warrants
                                                         ------------     ----------       ------
 Diluted EPS                                             $  1,664,141     11,454,400       $  .15
                                                         ============     ==========       ======
Year Ended October 31, 1997
 Basic EPS                                               $ (2,903,809)    11,697,342      $  (.25)
 Effect of dilutive securities --                                  --             --           --
   Stock options and warrants
                                                         ------------     ----------       ------
 Diluted EPS                                             $ (2,903,809)    11,697,342      $  (.25)
                                                         ============     ==========      =======
Year Ended October 31, 1998
 Extraordinary net loss on early extinguishment of           (162,748)    14,746,854        ( .01)
   debt -- Basic
 Extraordinary net loss on early extinguishment of           (162,748)    17,062,806        ( .01)
   debt -- Diluted
 Basic EPS after extraordinary net loss on early         $  7,181,094     14,746,854      $   .49
   extinguishment of debt
 Effect of dilutive securities --                                  --      2,315,952        ( .07)
   Stock options and warrants
                                                         ------------     ----------       ------
 Diluted EPS after extraordinary net loss on early       $  7,181,094     17,062,806      $   .42
                                                         ============     ==========      =======
   extinguishment of debt
Three Months Ended January 31, 1998 (unaudited):
 Basic EPS                                               $  1,821,181     13,258,379      $   .14
 Plus: Impact from assumed conversion of 10%                   96,330         65,338
   convertible notes
 Effect of dilutive securities --                                  --      1,548,794        ( .01)
   Stock options and warrants
                                                         ------------     ----------      -------
 Diluted EPS                                             $  1,917,511     14,872,511      $   .13
                                                         ============     ==========      =======
Three Months Ended January 31, 1999 (unaudited):
 Basic EPS                                               $  2,894,836     18,212,240      $   .16
 Effect of dilutive securities --                                  --      1,322,171        ( .01)
   Stock options and warrants
                                                         ------------     ----------      -------
 Diluted EPS                                             $  2,894,836     19,534,411      $   .15
                                                         ============     ==========      =======



16. Related-Party Transactions:

     In February 1994, the Company entered into a consulting agreement with a shareholder. The agreement provides for an annual consulting fee of $75,000 and expires in February 1999. The Company owes approximately $61,000 and $66,229 under the consulting agreement as of October 31, 1997 and October 31, 1998, respectively.

     During the years ended October 31, 1997 and 1998, IMSI and AIM paid sales commissions of $18,603 and $39,812, respectively, to an affiliate of a stockholder. In addition, as of October 31, 1997 and 1998, there was $42,978 due from related parties relating to advances made prior to the acquisition of IMSI. These advances have no repayment terms.

     During the years ended October 31, 1997 and 1998, JAG paid sales commissions of $20,000 and $20,342, respectively, to a stockholder and employee. In addition, JAG paid $231,567 and $145,275 for the years ended October 31, 1997 and 1998, respectively, for purchases of inventory from a related party.

17. Subsequent Events (Unaudited):

     In February 1999, the Company acquired all of the outstanding capital stock of L.D.A. Distribution Limited ("LDA") and its subsidiary, Joytech Europe Limited ("Joytech"), a company incorporated in the United Kingdom. LDA is engaged in the distribution of video game software in the United Kingdom and France and Joytech is a third-party publisher of computer peripherals for first-party console manufacturers. The Company paid British Pounds200,000 (approximately $328,000) and issued 580,000 shares of restricted Common Stock. The acquisition will be accounted for as a purchase transaction.

     In February 1999, the Company purchased a 19.9% class A limited partnership interest in Gathering of Developers I, Ltd. ("Gathering"). Gathering is a developer-driven computer and video game publishing company. The Company's investment in Gathering aggregated $4 million, payable in six equal monthly installments of $667,000. The general partner and each class B limited partner of Gathering granted the Company an option to purchase their interests, exercisable on two separate occasions during the six-month periods ending April 30, 2001 and 2002. In consideration of the option grant, the Company issued to the general partner and the class B limited partners 125,000 shares of Common Stock. The Company also granted to the general partner and class B limited partners an option to purchase the Company's class A limited partnership interest, exercisable during the six-month period ending April 30, 2003.

     In February 1999, the Company amended its distribution agreement ("the Agreement") with Gathering which granted the company (i) the exclusive right to distribute in the United States and Canada all products designed by Gathering to operate on PC platforms and scheduled to be released by May 31, 2003; (ii) the exclusive right to publish in Europe all products designed by Gathering to operate on PC platforms and scheduled to be released by May 31, 2003; (iii) until recoupment of the advances described below, rights of first and last refusal for the exclusive worldwide publishing rights to any console version of products for which Gathering has publishing rights; and (iv) after recoupment of such advances, the rights of first and last refusal for publishing rights and which Gathering has publishing by or on behalf of Gathering on the PC or other non-console platform.

     The agreement obligates the Company to pay Gathering recoupable advances of $12,500,000, payable over one year from the date of the agreement. The agreement is terminable by the Company with respect to a particular title in the event Gathering fails to deliver a title 60 days after its delivery date specified in the agreement or Gathering otherwise materially breaches the agreement. In any such event, Gathering is obligated to pay the Company the un-recouped portion of the advance attributable to a particular title. In addition, Gathering may terminate the agreement with respect to a particular title in the event the Company materially breaches the agreement and, upon any subsequent two material breaches, may terminate the entire agreement.

     In February 1999, JAG entered into a line of credit with NationsBank, N.A. ("NationsBank") which provides for borrowings of up to $35,000,000 through September 30, 1999 and $45,000,000 thereafter. This line replaces the existing credit lines held separately by JAG and AIM. Advances under the line of credit are based on a borrowing formula equal to the lesser of (i) the borrowing limit in effect at the time or (ii) 80% of eligible accounts receivable, plus 50% of eligible inventory. Interest accrues on such advances at NationsBank's prime rate plus 0.5% and is payable monthly. Borrowings under the line of credit are collateralized by all of JAG's accounts, inventory, equipment, general intangibles, securities and other personal property. In addition to certain financial covenants, the loan agreement limits or prohibits the Company from declaring or paying cash dividends, merging or consolidation with another corporation, selling assets (other than in the ordinary course of business), creating liens and incurring additional indebtedness. The line of credit expires on February 28, 2001.

     In February 1999, the Company acquired DVDWave.com, an on-line marketer of DVD movie titles over the Internet, for 50,000 shares of the Company's common stock. The acquisition will be accounted for as a purchase transaction.

Microsoft, Monster Truck Madness and the Monster Truck Madness logo are registered trademarks of Microsoft Corporation in the United States and/or other countries. (CR)(p) Copyright 1999 Microsoft Corporation. Red Storm Entertainment is a trademark of Jack Ryan Enterprises Ltd. and Larry Bond. Tom Clancy's Rainbow Six is a trademark of Red Storm Entertainment, Inc. All rights reserved. In-Fisherman and the In-Fisherman logo are registered trademarks of In-Fisherman, Inc. All rights reserved. Railroad Tycoon II, the Railroad Tycoon II logo, PopTop Software and the PopTop Software logo are trademarks of PopTop Software, Inc. Gathering of Developers and godgames are trademarks of Gathering of Developers, Inc. (CR)1998 Gathering of Developers. All rights reserved. Max Payne, the Max Payne logo, Duke Nukem, and the Duke Nukem logo are trademarks of 3D Realms Entertainment (CR)1999 All Rights reserved. Thrasher, the Thrasher logo, and the Skate and Destroy logo are trademarks of High Speed Productions
(CR)1999 High Speed Productions, Inc. Kiss and the Kiss logo are trademarks of Kiss Catalog Ltd. You Don't Know Jack and the You Don't Know Jack logo are trademarks of Jellyvision. Earthworm Jim and related marks are trademarks of Shiny Entertainment, Inc. (CR)Shiny Entertainment, Inc. Wild Metal Country and the Wild Metal Country logo are registered trademarks of Gremlin Interactive. Centipede(TM) is a registered trademark of Atari Interactive, Inc. Spec Ops is a trademark of Zombie LLC. Montezuma's Return and the Montezuma's Return logo are trademarks of Utopia Technologies, Inc. Alexi Lalas photo used under license from All Sport USA, Inc. Joytech and the Joytech peripherals are trademarks of Joytech Europe. Jetfighter III and the Jetfighter III logo are trademarks of Mission Studios. (CR)1997 All rights reserved. East Front II is a trademark of Talonsoft, Inc. DVDWave.com and the DVDWave logo are trademarks of Falcon Ventures Corp. Haze and the Haze logo are trademarks of Hyperformance, Inc. Nintendo, Nintendo(R)64, and GameBoy(R) Color System are registered trademarks of Nintendo Of America, Inc. (CR)1999 Nintendo of America. PlayStation and the PlayStation logo are registered trademarks of Sony Computer Entertainment, Inc. Take-Two Interactive Software, Inc., the Take-Two logo, Grand Theft Auto, and the Grand Theft Auto logo are registered trademarks of Take-Two Interactive Software, Inc. (R)1999. All rights reserved. Rockstar Games, the Rockstar Games logo, GTA 2, the GTA 2 logo, GTA London and the GTA London logo are trademarks of Take-Two Interactive Software, Inc. All other names, characters and indicia herein are trademarks of Take-Two Interactive Software, Inc.

Description of Artwork:


              Three globes with Take-Two offices marked with stars

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current only as of its date.


                   ----------------------------------------

                               TABLE OF CONTENTS




                                                    Page
                                                    ----
Prospectus Summary ..........................         3
Risk Factors ................................         7
Use of Proceeds .............................        14
Price Range of Common Stock and
    Dividend Policy .........................        15
Capitalization ..............................        16
Selected Financial Data .....................        17
Management's Discussion and Analysis of
   Financial Condition and Results of
   Operations ...............................        18
Industry Overview ...........................        25
Business ....................................        26
Management ..................................        34
Principal and Selling Stockholders ..........        39
Certain Transactions ........................        41
Description of Capital Stock ................        42
Underwriting ................................        43
Legal Matters ...............................        44
Experts .....................................        45
Additional Information ......................        45
Index to Financial Statements ...............       F-1

                   ----------------------------------------







--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               3,500,000 Shares



                               [GRAPHIC OMITTED]

                             TAKE-TWO INTERACTIVE
                                SOFTWARE, INC.


                                 Common Stock




               ------------------------------------------------

                                  PROSPECTUS

               ------------------------------------------------

                          ING Baring Furman Selz LLC
                      Gerard Klauer Mattison & Co., Inc.
                         Morgan Keegan & Company, Inc.




                                  May 5, 1999




--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.



SEC registration .......................................   $  14,586.31
NASD fee ...............................................   $   5,746.88
NASDAQ additional listing fee. .........................   $     17,500
Printing and engraving costs ...........................        125,000
Legal fees and expenses. ...............................        175,000
Accounting fees and expenses ...........................        125,000
Blue Sky fees and expenses .............................         10,000
Transfer agent and registrar fees and expenses .........         10,000
Miscellaneous. .........................................   $ 217,166.81
                                                           ------------
  Total ................................................   $ 700,000.00
                                                           ============

------------
Item 14. Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting a corporation's directors and officers to be indemnified in certain circumstances against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred as the result of an action or proceeding in which they may be involved by reason of having been a director or officer.

     Section 102(b) of the Delaware General Corporation Law permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit the personal liability of directors to the corporation and its stockholders for monetary damages for breaches of their fiduciary duty. This section does not permit a corporation to eliminate or limit the liability of a director with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct or knowing violations of law; (iii) liability under Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. This section does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunction relief, specific performance or other equitable relief against directors.

     Article Six of the Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty to the Company or its stockholders except for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the General Corporation of Law of the State of Delaware; or (iv) any transaction from which the director derived an improper personal benefit.

     Article Seven of the Company's Certificate of Incorporation and the Company's By-laws provide that the Company shall indemnify its directors and officers to the extent permitted under the General Corporation Law of the State of Delaware from time to time. This right of indemnification is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities under the Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     In the Underwriting Agreement, the proposed form of which is filed as
Exhibit 1.1, the Underwriters agree to indemnify the directors and certain officers of the Company and certain other persons against certain civil liabilities.


Item 15. Recent Sales of Unregistered Securities.

     During the past three years, the Company sold the following unregistered securities:

     In September 1996, the Company issued (i) $2,088,539 principal amount of promissory notes and (ii) five-year warrants to purchase 417,234 shares of common stock at $.01 per share. Purchasers were: Anglo American Security Fund, L.P., Peter M. Brant, CAPCOR, Employee Pension Plan, Churchill Associates, L.P., Field Nominees, Ltd., Neil S. Hirsch, Dennis Hopper, Corey M. Horowitz, Moretons Holdings Limited, Paribas Nominee Singapore Pte. Ltd., John David and Joanna Pinto, June Rosamond Maxwell Robinson, Michael Robinson, Ira Shapiro and Sintra Fund, Ltd.

     In July 1997, the Company issued 900,000 shares of common stock to Terry Phillips, Cathy Phillips, David Clark, Karen Clark and Russell Howard in connection with the acquisitions of Inventory Management Systems, Inc. and Creative Alliance Group.

     In July 1997, the Company issued 406,553 shares of common stock in connection with the acquisition of GameTek (UK) Limited, now known as Take-Two Interactive Software Europe Limited, and Alternative Reality Technologies.

     In October 1997, pursuant to a securities purchase agreement, the Company issued and sold (i) 10% secured convertible notes in the aggregate principal amount of $4,200,000; (ii) 50,000 shares of common stock; and (iii) five-year warrants to purchase 250,000 shares of common stock at a price of $6.46 per share to Infinity Investors Limited, Infinity Emerging Opportunities and Glacier Capital Limited. In addition, the Company issued 5,000 shares of common stock and warrants to purchase 20,000 shares of common stock to Whale Securities Co., L.P. as a fee for services rendered in connection with the transactions contemplated in the securities purchase agreement. In November 1998, the Company was required to issue an additional 5,043 shares of common stock to Infinity Investors Limited, Infinity Emerging Opportunities and Glacier Capital Limited pursuant to the securities purchase agreement.

     In December 1997, the Company issued an aggregate of 500,000 shares to Larry Muller, Andre Muller and Jay Gelman in connection with the acquisition of L&J Marketing, Inc. d/b/a Alliance Distributors.

     In March 1998, the Company issued 1,850,000 shares of series A convertible preferred stock to BMG in connection with the acquisition of substantially all of the assets of BMG Group, a division of BMG Entertainment North America. The shares of preferred stock were converted into shares of common stock on a one-for-one basis in August 1998.

     In March 1998, the Company issued an aggregate of 158,333 shares of common stock to investors as a private placement. Purchasers were: CFM Capital Limited, Robert Holmes, Anthony Williams and Terry Phillips.

     In May 1998, the Company issued an aggregate of 770,000 shares of common stock to investors as a private placement. BlueStone Capital Partners, L.P. served as placement agent in connection with the private placement.

     In June 1998, the Company issued 40,000 shares of common stock in connection with the acquisition of all of the assets of DirectSoft Australia Pty. Ltd.

     In August 1998, the Company issued an aggregate of 2,750,000 shares of common stock to Robert Alexander, David Rosenbaum and Thomas Rosenbaum in connection with the acquisition of Jack of All Games, Inc.

     In August 1998, the Company issued warrants to purchase 20,000 shares of common stock at $5.625 per share to the Provident Bank in connection with an amended loan agreement.

     In November 1998, the Company issued 32,138 shares of common stock to Ocean Bank.

     In December 1998, the Company issued an aggregate of 1,033,336 shares of common stock to James and Barbara Rose, John Davidson and Greta Davidson in connection with the acquisition of Talonsoft, Inc.

     In December 1998, the Company issued 35,000 shares and warrants to purchase 100,000 shares at $6.50 per share to designees of Whale Securities Co., L.P. in exchange for consulting services rendered.

     In February 1999, the Company issued an aggregate of 580,000 shares of common stock (subject to decrease upon the occurrence of certain events) to Interactive Development, S.A., Lee Marcel Guinchard and David Gillard in connection with the acquisition of L.D.A. Distribution Limited and its subsidiary Joytech Europe Limited.

     In February 1999, the Company issued 50,000 shares to Samuel Osborn, Jeffrey Tyler, David Wallerich, William Bennett, Wei Zheng and Steven Kahn in connection with the acquisition of DVDWave.com.

     In February 1999, the Company issued 125,000 shares to the general partner and the Class B limited partners of Gathering of Developers I, Ltd. in exchange for the grant by the general partner and the Class B limited partners of Gathering of options to purchase their interests in Gathering.

     In March 1999, the Company issued an aggregate of 106,265 shares of common stock (subject to decrease upon the occurrence of certain events) to Funsoft Holding GMBH and Industriinvestor ASA in connection with the acquisition of Funsoft Nordic A.S.

     In March 1999, the Company issued warrants to purchase an aggregate of 50,000 shares at $9.00 per share to designees of W.J. Nolan & Company Inc. in exchange for consulting services rendered.

     All of the above transactions were private transactions not involving a public offering and were exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder. Except for the May 1998 private placement, all of the above issuances were without the use of an underwriter or placement agent. All purchasers of securities were accredited investors, and all certificates evidencing shares of common stock sold bore a restrictive legend permitting transfer only upon registration of such shares or pursuan to an exemption under the Securities Act.


Item 16. Exhibits



  1.1        Form of Underwriting Agreement between the Company and the underwriters.*
  3.1        Form of Restated Certificate of Incorporation of the Company.+
  3.2        Amendment to Restated Certificate of Incorporation.+
  3.3        By-Laws of the Company.+
  5.1        Opinion of Tenzer Greenblatt LLP.
 10.1        1994 Stock Option Plan of the Company.+
 10.2        1997 Stock Option Plan of the Company.+
 10.3        Asset and Stock Purchase Agreement dated July 29, 1997 by and among the Company,
             GameTek, TTE, ART and GameTek (FL).++
 10.4        Agreement and Plan of Merger dated July 10, 1997 by and among the Company and IMSI.++
 10.5        Employment Agreement dated July 29, 1997 with Kelly Sumner.++
 10.6        Agreement and Plan of Merger dated as of December 22, 1997 by and among the Company,
             IMSI, AIM and Alliance.+++
 10.7        Loan Documents by and among NationsBank, N.A., IMSI, AIM and the Company, as guarantor.+++
 10.8        Asset Purchase Agreement, dated March 10, 1998, by and between the Company and
             BMG.++++
 10.9        Registration Rights Agreement, dated March 11, 1998, between BMG and the Company.++++

  10.10        Distribution Agreement, dated as of May 27, 1998, by and between the Company and
               Gathering.+++++
  10.11        Agreement and Plan of Merger, dated as of August 22, 1998, by and among the Company, its subsidiary, JAG and the JAG stockholders.++++++
  10.12        Registration Rights Agreement, dated August 31, 1998, among the Company and the JAG stockholders.++++++
  10.13        Loan Documents, dated August 31, 1998, by and among Provident, JAG and the Company, as guarantor.++++++
  10.14        Agreement and Plan of Merger dated December 22, 1998 among the Company, its subsidiary,
               Talonsoft and the shareholders of Talonsoft.+++++++
  10.15        Agreement for the Sale and Purchase of Share Capital dated February 3, 1999 between the
               Company and the shareholders of LDA.+++++++
  10.16        Securities Purchase Agreement dated February 8, 1999 by and among the Company, T2
               Developer, Inc., Gathering of Developers, Inc., Gathering of Developers I, Ltd. and the limited partners of Gathering.+++++++
  10.17        Option Agreement dated February 8, 1999 among the Company, T2 Developer, Inc., Gathering of Developers, Inc., Gathering of Developers I, Ltd. and the limited partners of
               Gathering.+++++++
  10.18        Amended Distribution Agreement, dated as of February 8, 1999, among the Company,
               Gathering, PopTop Software, Inc., Terminal Reality, Inc., and Apogee Software, Inc./3D
               Realms.+++++++
  10.19        Revolving Credit Agreement, dated February 16, 1999 by and among Jack of All Games, Inc.,
               NationsBank, N.A., The Provident Bank, and NationsBank, N.A., as Agent.+++++++
  10.20        Employment Agreement, dated as of August 1, 1998, between the Company and Ryan A.
                  Brant.*
  10.21        Employment Agreement, dated as of August 1, 1998, between the Company and Anthony R.
               Williams.*
  10.22        Employment Agreement, dated as of January 29, 1999 between the Company and Larry
                 Muller.*
  21.1         Subsidiaries of the Company.*
  23.1         Consent of PricewaterhouseCoopers LLP.
  23.2         Consent of Aronowitz, Chaiken & Hardesty, LLP.
  27.1         Financial Data Schedule (SEC use only).*


------------
* Previously filed

+ Incorporated by reference to the applicable exhibit contained in the Company's Registration Statement on Form SB-2 (file no. 333-6414).

++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated July 29, 1997.

+++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated December 24, 1997.

++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated March 18, 1998.

+++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated May 27, 1998.

++++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated August 31, 1998.

+++++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated February 23, 1999.


Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
   (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, in the City of New York, State of New York, on May 5, 1999.

                                          TAKE-TWO INTERACTIVE SOFTWARE, INC.




                                          By: /s/ Ryan A. Brant
                                            -----------------------------------

                                            Ryan A. Brant, Chief Executive
                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:






                  Signature                                        Title                          Date
                  ---------                                        -----                          ----
    /s/ Ryan A. Brant                          Chief Executive Officer and Director           May 5, 1999
 -----------------------                       (Principal Executive Officer)
      Ryan A. Brant

           *                                   Chief Financial Officer                        May 5, 1999
 -----------------------                       (Principal Financial Officer)
      Larry Muller

           *                                   Chief Operating Officer and Director           May 5, 1999
 -----------------------
   Anthony R. Williams

           *                                   Chief Accounting Officer (Principal            May 5, 1999
 -----------------------                       Accounting Officer) and Secretary
     Barbara A. Ras

           *                                   Director                                       May 5, 1999
-----------------------
  Oliver R. Grace, Jr.

           *                                   Director                                       May 5, 1999
-----------------------
     Neil S. Hirsch

           *                                   Vice President of International Operations     May 5, 1999
-----------------------                        and Director
     Kelly Sumner

           *                                   Director                                       May 5, 1999
-----------------------
     Robert Flug

*By:  /s/ Ryan A. Brant
-----------------------
     Ryan A. Brant,
  as attorney-in-fact

                                 EXHIBIT INDEX




                                                                                                        Page
 Exhibits                                                                                              -----
 1.1         Form of Underwriting Agreement between the Company and the underwriters.*
 3.1         Form of Restated Certificate of Incorporation of the Company.+
 3.2         Amendment to Restated Certificate of Incorporation.+
 3.3         By-Laws of the Company.+
 5.1         Opinion of Tenzer Greenblatt LLP.
10.1         1994 Stock Option Plan of the Company.+
10.2         1997 Stock Option Plan of the Company.+
10.3         Asset and Stock Purchase Agreement dated July 29, 1997 by and among the Company,
             GameTek, TTE, ART and GameTek (FL).++
10.4         Agreement and Plan of Merger dated July 10, 1997 by and among the Company and
             IMSI.++
10.5         Employment Agreement dated July 29, 1997 with Kelly Sumner.++
10.6         Agreement and Plan of Merger dated as of December 22, 1997 by and among the
             Company, IMSI, AIM and Alliance.+++
10.7         Loan Documents by and among NationsBank, N.A., IMSI, AIM and the Company, as guarantor.+++
10.8         Asset Purchase Agreement, dated March 10, 1998, by and between the Company and
             BMG.++++
10.9         Registration Rights Agreement, dated March 11, 1998, between BMG and the
             Company.++++
10.10        Distribution Agreement, dated as of May 27, 1998, by and between the Company and
             Gathering.+++++
10.11        Agreement and Plan of Merger, dated as of August 22, 1998, by and among the
             Company, its subsidiary, JAG and the JAG stockholders.++++++
10.12        Registration Rights Agreement, dated August 31, 1998, among the Company and the
             JAG stockholders.++++++
10.13        Loan Documents, dated August 31, 1998, by and among Provident, JAG and the
             Company, as guarantor.++++++
10.14        Agreement and Plan of Merger dated December 22, 1998 among the Company, its subsidiary, Talonsoft and the shareholders of Talonsoft.+++++++
10.15        Agreement for the Sale and Purchase of Share Capital dated February 3, 1999 between the Company and the shareholders of LDA.+++++++
10.16        Securities Purchase Agreement dated February 8, 1999 by and among the Company,
             T2 Developer, Inc., Gathering of Developers, Inc., Gathering of Developers I, Ltd. and
             the limited partners of Gathering.+++++++

  10.17        Option Agreement dated February 8, 1999 among the Company, T2 Developer, Inc.,
               Gathering of Developers, Inc., Gathering of Developers I, Ltd. and the limited partners of Gathering.+++++++
  10.18        Amended Distribution Agreement, dated as of February 8, 1999, among the Company,
               Gathering, PopTop Software, Inc., Terminal Reality, Inc., and Apogee Software,
               Inc./3D Realms.+++++++
  10.19        Revolving Credit Agreement, dated February 16, 1999 by and among Jack of All
               Games, Inc., NationsBank, N.A., The Provident Bank, and NationsBank, N.A., as
               Agent.+++++++
  10.20        Employment Agreement, dated as of August 1, 1998, between the Company and Ryan
               A. Brant*
  10.21        Employment Agreement, dated as of August 1, 1998, between the Company and
               Anthony R. Williams.*
  10.22        Employment Agreement, dated as of January 29, 1999 between the Company and
               Larry Muller.*
  21.1         Subsidiaries of the Company.*
  23.1         Consent of PricewaterhouseCoopers LLP.
  23.2         Consent of Aronowitz, Chaiken & Hardesty, LLP.
  27.1         Financial Data Schedule (SEC use only).*


------------
* Previously filed.

+ Incorporated by reference to the applicable exhibit contained in the Company's Registration Statement on Form SB-2 (file no. 333-6414).

++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated July 29, 1997.

+++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated December 24, 1997.

++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated March 18, 1998.

+++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated May 27, 1998.

++++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated August 31, 1998.

+++++++ Incorporated by reference to the applicable exhibit contained in the Company's Current Report on Form 8-K dated February 23, 1999.